# The Travelers Companies, Inc.

Notice of 2021 Annual Meeting of
Shareholders & Proxy Statement



ONWARD
ONWARD


Together or Apart. Still Right Here.



485 Lexington Avenue
New York, New York
10017

April 2, 2021



**Dear Shareholders:**

Please join us for The Travelers Companies, Inc. Annual Meeting of Shareholders on Thursday, May 20, 2021, at 9:00 a.m. (Eastern Daylight Time). In light of the COVID-19 pandemic and in an effort to protect the health and safety of The Travelers Companies, Inc.'s shareholders, employees and communities, the meeting will be held by remote communication in the form of a webcast rather than an in-person event.

Attached to this letter are a Notice of Annual Meeting of Shareholders and Proxy Statement, which describe the business to be conducted at the meeting.

At this year's meeting, you will be asked to:

1. Elect the 11 director nominees listed in the Proxy Statement;
2. Ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2021;
3. Consider a non-binding vote to approve executive compensation;
4. Approve an amendment to The Travelers Companies, Inc. Amended and Restated 2014 Stock Incentive Plan; and
5. Consider such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

The Board of Directors recommends that you vote FOR each of the nominees listed in the Proxy Statement and FOR items 2, 3 and 4.

Your vote is important. Whether you own a few shares or many, and whether or not you plan to attend the virtual-only Annual Meeting, you are encouraged to vote by proxy in advance of the meeting. You may vote your shares by proxy on the Internet, by telephone or by completing a paper proxy card and returning it by mail. You may also vote at the virtual-only Annual Meeting.

Thank you for your continued support of Travelers.

Sincerely,

**Alan D. Schnitzer**
Chairman and Chief Executive Officer

# NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

## Items of Business

| Proposals | Board Vote Recommendation |
|---|---|
| **1.** Elect the 11 director nominees listed in the Proxy Statement. | **FOR** each director nominee |
| **2.** Ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2021. | **FOR** |
| **3.** Consider a non-binding vote to approve executive compensation. | **FOR** |
| **4.** Approve an amendment to The Travelers Companies, Inc. Amended and Restated 2014 Stock Incentive Plan. | **FOR** |

## Voting by Proxy

To ensure your shares are voted, you may vote your shares by proxy on the Internet, by telephone or by completing a paper proxy card and returning it by mail. Internet and telephone voting procedures are described in the General Information About the Meeting section of the Proxy Statement and on the proxy card.

Shareholders will also consider such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

By Order of the Board of Directors,

Wendy C. Skjerven

**Wendy C. Skjerven**
Corporate Secretary

This Notice of Annual Meeting and the accompanying Proxy Statement are being distributed or made available, as the case may be, on or about April 2, 2021.

## Logistics



**Date and Time**
May 20, 2021
9:00 a.m. (Eastern Daylight Time)



**Place**
Online via audio webcast at *www.virtualshareholdermeeting.com/TRV2021*
To participate in the virtual-only Annual Meeting, you will need your individual 16-digit control number included on your Notice of Internet Availability of Proxy Materials (the "Notice") or on your proxy card.



**Record Date**
You may vote at the virtual-only Annual Meeting if you were a shareholder of record or held shares through Travelers' 401(k) Savings Plan or through a broker or nominee at the close of business on March 23, 2021.

## Advance Voting Methods



**Internet**
*www.proxyvote.com*
You will need the 16-digit number included on your Notice or on your proxy card.



**Telephone**
(800) 690-6903
You will need the 16-digit number included on your Notice or on your proxy card.



**Mail**
Mark, sign, date and promptly mail your proxy card in the postage-paid envelope, if you have received paper materials.

## Advance Voting Deadlines

If you are a shareholder of record or hold shares through a broker or bank and are voting by proxy, your vote must be received by 11:59 p.m. (Eastern Daylight Time) on May 19, 2021, to be counted.

If you hold shares through Travelers' 401(k) Savings Plan, your vote must be received by 11:59 p.m. (Eastern Daylight Time) on May 18, 2021, to be counted. Those votes cannot be changed or revoked after that time, and those shares cannot be voted at the virtual-only Annual Meeting.

# PROXY STATEMENT

## Table of Contents

### WHERE TO OBTAIN FURTHER INFORMATION

We make available, free of charge on our website, all of our filings that are made electronically with the Securities and Exchange Commission ("SEC"), including Forms 10-K, 10-Q and 8-K. To access these filings, go to our website at *www.travelers.com* and click on "SEC Filings" under "Financial Information" under the "Investors" heading. Copies of our Annual Report on Form 10-K for the year ended December 31, 2020, including financial statements and schedules thereto, filed with the SEC, are also available without charge to shareholders upon written request addressed to:

Corporate Secretary
The Travelers Companies, Inc.
485 Lexington Avenue
New York, NY 10017

**Web links throughout this document are provided for convenience only, and the content on the referenced websites does not constitute a part of this Proxy Statement.**

This page intentionally left blank.

# PROXY STATEMENT SUMMARY

This summary highlights certain information contained in this Proxy Statement, but does not contain all of the information you should consider when voting your shares. Please read the entire Proxy Statement carefully before voting.

**Item 1**

## Election of Directors

Your Board recommends a vote **FOR** each director nominee.

↗ See page 4

## Director Nominees



**Alan L. Beller** INDEPENDENT
Senior Counsel of Cleary Gottlieb Steen & Hamilton LLP
**Committees:** Audit, Risk
**Director Since:** 2007



**Janet M. Dolan** INDEPENDENT
President of Act 3 Enterprises, LLC
**Committees:** Compensation, Executive, Investment and Capital Markets (Chair), Nominating and Governance
**Director Since:** 2001



**Patricia L. Higgins** INDEPENDENT
President and Chief Executive Officer of Switch and Data Facilities, Inc. (retired)
**Committees:** Audit, Risk
**Director Since:** 2007



**William J. Kane** INDEPENDENT
Audit Partner with Ernst & Young (retired)
**Committees:** Audit (Chair), Executive, Risk
**Director Since:** 2012



**Thomas B. Leonardi** INDEPENDENT
Executive Vice President of American International Group, Inc. and Vice Chairman of AIG Life Holdings, Inc. (retired)
**Director Nominee**



**Clarence Otis Jr.** INDEPENDENT
Chairman and Chief Executive Officer of Darden Restaurants, Inc. (retired)
**Committees:** Compensation (Chair), Executive, Investment and Capital Markets, Nominating and Governance
**Director Since:** 2017



**Elizabeth E. Robinson** INDEPENDENT
Global Treasurer of The Goldman Sachs Group, Inc. (retired)
**Committees:** Compensation, Investment and Capital Markets, Nominating and Governance
**Director Since:** 2020



**Philip T. Ruegger III** INDEPENDENT
Chairman of the Executive Committee of Simpson Thacher & Bartlett LLP (retired)
**Committees:** Compensation, Executive, Investment and Capital Markets, Nominating and Governance (Chair)
**Director Since:** 2014



**Todd C. Schermerhorn** INDEPENDENT
Senior Vice President and Chief Financial Officer of C. R. Bard, Inc. (retired)
Independent Lead Director
**Committees:** Audit, Executive, Risk (Chair)
**Director Since:** 2016



**Alan D. Schnitzer**
Chairman and Chief Executive Officer of Travelers
**Committees:** Executive (Chair)
**Director Since:** 2015



**Laurie J. Thomsen** INDEPENDENT
Executive Partner of New Profit, Inc. (retired)
**Committees:** Audit, Risk
**Director Since:** 2004

The nominees represent a broad range of expertise, experience, viewpoints and backgrounds, as well as a mix of tenure of service on the Board, and include four women and one person of color.

**INDEPENDENCE**
**10 of 11**


1
Non-Independent
10
Independent

**AGE**
**~65 years average**


4
Over
70 years
2
Under
60 years
5
60-70 years

**TENURE**
**~9 years average**


4
Greater than
11 years
3
Less than
5 years
4
5 to 11 years

For a discussion of the specific considerations with respect to these nominees, see "Director Nominations—Specific Considerations Regarding the 2021 Nominees" on page 16.

# Corporate Governance Highlights

The Board of Directors (the "Board") of The Travelers Companies, Inc. (the "Company") is committed to high standards of corporate governance. Highlights include:

| | |
|---|---|
| **Board Composition and Accountability** | <ul><li>All committees other than the Executive Committee are comprised solely of independent directors</li><li>Engaged independent Lead Director</li><li>Regular executive sessions of independent directors</li><li>Active risk oversight</li><li>Director education on matters relevant to the Company, its business plan and risk profile</li><li>Annual Board evaluations</li></ul> |
| **Shareholder Rights** | <ul><li>Annually elected directors</li><li>Majority voting standard for director elections</li><li>Single voting class</li><li>Proxy access</li><li>No poison pill</li></ul> |
| **Board Compensation** | <ul><li>Robust director stock ownership guidelines</li><li>Non-management directors currently receive more than 50% of their annual board and committee compensation in the form of deferred stock units</li><li>Biennial review to assess the appropriateness of the Director Compensation Program</li></ul> |

# Shareholder Engagement Highlights

In 2020, the Company took an integrated approach to its shareholder engagement efforts, including with respect to governance, compensation, financial and sustainability matters. Through these efforts, in 2020, the Company engaged with shareholders representing more than 40% of the Company's outstanding shares.

We continue to consider, and respond thoughtfully to, shareholder feedback. For information on our shareholder engagement program and certain actions the Company has taken based on shareholder feedback, see pages 21 and 57 of this Proxy Statement.

| | |
|---|---|
| **Item 2**<br>Ratification of Independent Registered Public Accounting Firm | Your Board recommends a vote **FOR** this Item.<br>↗ See page 27 |
| **Item 3**<br>Non-Binding Vote to Approve Executive Compensation | Your Board recommends a vote **FOR** this Item.<br>↗ See page 29 |

# Executive Compensation Highlights

With our pay-for-performance philosophy and compensation objectives as our guiding principles, we deliver annual executive compensation through the following elements:

| | Element | | CEO Compensation Mix | Other NEOs |
|---|---|---|---|---|
| **Fixed** | Base Salary<br><br>Page 41 | • Base salaries are appropriately aligned with Compensation Comparison Group. | 6.9% | 14.2% |
| **Performance-Based Cash** | Annual Cash Bonus<br><br>Page 42 | • The Compensation Committee evaluates a broad range of financial and non-financial metrics in awarding performance-based incentives.<br>• Core return on equity is a principal factor in the Committee's evaluation of the Company's performance. The Committee also considers other metrics, including core income and core income per diluted share, and the metrics that contribute to those results. | 32.6% | 43.3% |
| **Performance-Based Equity** | Long-Term Stock Incentives<br><br>Page 47 | • Annual awards of stock-based compensation are typically in the form of stock options and performance shares. Because our performance shares only vest if specified core return on equity thresholds are met, and because stock options provide value only if our stock price appreciates, the Compensation Committee believes that such compensation is all performance-based.<br>• The mix of long-term incentives for the CEO and other named executive officers is approximately 60% performance shares and 40% stock options, based on the grant date fair value of the awards. | 60.5% | 42.5% |

The Compensation Committee did not modify the terms of outstanding compensation awards or otherwise modify its compensation program or practices due to factors related to the COVID-19 pandemic.

The Compensation Committee has adopted the following practices, among others:



### What We DO:

✔ Maintain robust share ownership requirements
✔ Maintain a clawback policy with respect to cash and equity incentive awards to our executive officers
✔ Prohibit hedging transactions as specified in our securities trading policy
✔ Prohibit pledging shares without the consent of the Company (no pledges have been made)
✔ Engage in outreach and maintain a dialogue with shareholders relating to the Company's governance, compensation and sustainability practices
✔ Engage an independent consultant that works directly for the Compensation Committee and does no work for management



### What We DO NOT Do:

✖ No excise tax "gross-up" payments in the event of a change in control
✖ No tax "gross-up" payments on perquisites for named executive officers
✖ No repricing of stock options and no buy-out of underwater options
✖ No excessive or unusual perquisites
✖ No dividends or dividend equivalents paid on unvested performance shares
✖ No above-market returns provided for in deferred compensation plans
✖ No guaranteed equity awards or bonuses for named executive officers

## Item 4

## Amendment to The Travelers Companies, Inc. Amended and Restated 2014 Stock Incentive Plan

Your Board recommends a vote **FOR** this Item.

↗ See page 73

## Item 1
# Election of Directors

Your Board recommends you vote <strong>FOR</strong> the election of all director nominees.

There are currently 11 members of the Board. On February 3, 2021, the Board, upon recommendation of its Nominating and Governance Committee, unanimously nominated the 10 directors listed below for re-election to the Board at the Annual Meeting. In addition, the Board unanimously nominated Thomas B. Leonardi, who is not currently a director, for election to the Board at the Annual Meeting. In accordance with our director retirement policy, Donald J. Shepard, a current director, was not re-nominated for election to the Board. The Company is grateful to Mr. Shepard for his many years of service on the Board.

The directors elected at the Annual Meeting will hold office until the 2022 annual meeting of shareholders and until their successors are duly elected and qualified. Unless otherwise instructed, the persons (the "proxyholders") named in the form of proxy card attached to this Proxy Statement, as filed with the SEC, intend to vote the proxies held by them for the election of the 11 nominees named below. The proxies cannot be voted for more than 11 candidates for director. The Board knows of no reason why these nominees would be unable or unwilling to serve, but if that would be the case, proxies received will be voted for the election of such other persons, if any, as the Board may designate.

## Nominees for Election of Directors



**Alan L. Beller**
**INDEPENDENT**
Director Since: **2007**
Committees: **Audit, Risk**

**Background**
Mr. Beller, age 71, is Senior Counsel of the law firm of Cleary Gottlieb Steen & Hamilton LLP ("Cleary"), based in the New York City office. Mr. Beller joined Cleary in 1976 and was a partner in the firm from 1984 through 2001. From 2002 to 2006, he served as the Director of the Division of Corporation Finance of the SEC and as Senior Counselor to the SEC. He returned to Cleary in August 2006 and was a partner in the firm until 2014 when he became Senior Counsel.

**Other Board Service**
Mr. Beller is a member of the Board of Directors of the Sustainability Accounting Standards Board ("SASB") Foundation.

**Nomination Considerations**
The Board and the Nominating and Governance Committee considered in particular Mr. Beller's senior-level public service and his significant experience and expertise in the areas of law, risk management oversight and corporate governance. In addition, the Committee considered Mr. Beller's significant experience and expertise with respect to financial reporting, financial accounting, auditing, audit quality and audit committee matters and their regulation and his expertise in the area of sustainability standards, sustainability governance and disclosure.



**Janet M. Dolan**
**INDEPENDENT**
Director Since: **2001**
Committees: **Compensation, Executive, Investment and Capital Markets (Chair), Nominating and Governance**

**Background**
Ms. Dolan, age 71, has been President of Act 3 Enterprises, LLC, a consulting services company, since August 2006. She served as President and Chief Executive Officer of Tennant Company, a manufacturer of nonresidential floor maintenance equipment and products, from April 1999 until her retirement in December 2005, and she had served in a number of senior executive positions with Tennant Company from 1986 until April 1999. Prior to joining Tennant Company, Ms. Dolan was a director of the Minnesota Lawyers' Professional Responsibility Board.

**Other Board Service**
Ms. Dolan was a director of Wenger Corporation until December 2018.

**Nomination Considerations**
The Board and the Nominating and Governance Committee considered in particular Ms. Dolan's experience as a public company CEO and her significant experience and expertise in management and in legal and compliance matters.



## Patricia L. Higgins
**INDEPENDENT**
Director Since: **2007**
Committees: **Audit, Risk**

### Background
Ms. Higgins, age 71, served as President and Chief Executive Officer of Switch and Data Facilities, Inc., a provider of neutral interconnection and collocation services, from September 2000 until her retirement in February 2004. In 1999 and 2000, Ms. Higgins served as Executive Vice President of the Gartner Group and Chairman and Chief Executive Officer of the Research Board, a segment of the Gartner Group. From 1997 to 1999, she served as Corporate Vice President and Chief Information Officer of Alcoa Inc., and from 1995 to 1997, she served as Vice President and President (Communications Market Business Unit) of Unisys Corporation. From 1977 to 1995, she served in various managerial positions, including as Corporate Vice President and Group Vice President (State of New York) for Verizon (NYNEX) and Vice President, International Sales Operations (Lucent) for AT&T Corporation/Lucent.

### Other Board Service
Ms. Higgins is a director of Dycom Industries and CoreSite Realty Corporation and was a director of Internap Corporation until June 2018 and Barnes & Noble, Inc. until August 2019.

### Nomination Considerations
The Board and the Nominating and Governance Committee considered in particular Ms. Higgins' experience as a public company Chief Information Officer and her significant experience and expertise in management, as well as information technology strategy and operations.



## William J. Kane
**INDEPENDENT**
Director Since: **2012**
Committees: **Audit (Chair), Executive, Risk**

### Background
Mr. Kane, age 70, served as an audit partner with Ernst & Young for 25 years until his retirement in 2010, during which time he specialized in providing accounting, auditing and consulting services to the insurance and financial services industries. Prior to that, he served in various auditing roles with Ernst & Young.

### Other Board Service
Mr. Kane is a director of Transamerica Corporation.

### Nomination Considerations
The Board and the Nominating and Governance Committee considered in particular Mr. Kane's experience as an audit partner of a registered public accounting firm and his significant experience and expertise in financial controls, financial reporting, management and the insurance industry.



## Thomas B. Leonardi
**INDEPENDENT**
Director Nominee

### Background
Mr. Leonardi, age 67, served as Executive Vice President of American International Group, Inc. and Vice Chairman of AIG Life Holdings, Inc. from November 2017 until his retirement in May 2020, where he was responsible for Government Affairs, Public Policy, Communications and Sustainability. From January 2015 to October 2017, he was a Senior Advisor to Evercore Inc., a global investment banking advisory firm. Previously, Mr. Leonardi was Commissioner of the Connecticut Insurance Department from February 2011 to December 2014. For 22 years prior to his appointment as Commissioner, he was Chairman and Chief Executive Officer of Northington Partners Inc., a venture capital and investment banking firm. Before Northington, he was head of the investment banking and venture capital divisions of Conning & Company and President of Beneficial Corporation's insurance subsidiaries. He began his career as a litigation attorney in Connecticut.

### Other Board Service
Mr. Leonardi is a director of Athene Co-Invest Reinsurance Affiliate, Ltd.

### Nomination Considerations
The Board and the Nominating and Governance Committee considered in particular Mr. Leonardi's experience as an insurance commissioner and his significant experience and expertise in management, investments, finance, mergers and acquisitions and the insurance industry.



### Clarence Otis Jr.
**INDEPENDENT**
Director Since: **2017**
Committees: **Compensation (Chair), Executive, Investment and Capital Markets, Nominating and Governance**

**Background**

Mr. Otis, age 64, served as Chairman and Chief Executive Officer of Darden Restaurants, Inc., the largest company-owned and operated full-service restaurant company in the world. He became Darden's Chief Executive Officer in 2004, assumed the additional role of Chairman in 2005 and served in both capacities until his retirement in 2014. Mr. Otis joined Darden Restaurants, Inc. in 1995 and served in various roles with Darden, including Vice President and Treasurer, and Senior Vice President and Chief Financial Officer.

**Other Board Service**

Mr. Otis is a director of Verizon Communications, Inc., VF Corporation and MFS Mutual Funds.

**Nomination Considerations**

The Board and the Nominating and Governance Committee considered in particular Mr. Otis's experience as a public company CEO and his significant experience and expertise in operations, financial oversight and risk management.



### Elizabeth E. Robinson
**INDEPENDENT**
Director Since: **2020**
Committees: **Compensation, Investment and Capital Markets, Nominating and Governance**

**Background**

Ms. Robinson, age 52, served as Global Treasurer, Partner and Managing Director of The Goldman Sachs Group, Inc., the global financial services company, from 2005 to 2015. Prior to that, she served in various roles within Corporate Treasury of The Goldman Sachs Group, Inc., including Americas Treasurer and Managing Director, and in the Financial Institutions Group within the Investment Banking Division of Goldman Sachs.

**Other Board Service**

Ms. Robinson is a director of The Bank of New York Mellon Corporation and the non-executive Chairman of the Board of Directors of BNY Mellon Government Securities Services Corp. Ms. Robinson is also a director of Russell Reynolds Associates, a trustee and Chairman of the Board of Williams College, Chairman of the Board of Directors of Every Mother Counts and a trustee of Blair Academy. She was, until August 2016, a director of Goldman Sachs Bank USA.

**Nomination Considerations**

The Board and the Nominating and Governance Committee considered in particular Ms. Robinson's experience as treasurer of a large global financial institution, a position she held during the 2008 financial crisis, her significant experience in managing a financial services company through challenging financial conditions and her expertise in finance, risk management, capital management and strategic transactions.



### Philip T. (Pete) Ruegger III
**INDEPENDENT**
Director Since: **2014**
Committees: **Compensation, Executive, Investment and Capital Markets, Nominating and Governance (Chair)**

**Background**

Mr. Ruegger, age 71, served as Chairman of the Executive Committee of the law firm Simpson Thacher & Bartlett LLP from 2004 until his retirement in 2013. He was a member of the firm's executive committee from 1993 through June 2013. Mr. Ruegger joined Simpson Thacher & Bartlett LLP in 1974 and became a partner in 1981. At Simpson Thacher & Bartlett LLP, he advised clients on mergers and acquisitions, corporate governance, investigations, corporate finance and general corporate and securities law matters.

**Other Board Service**

Mr. Ruegger is Chairman of the Executive Committee of the Henry Street Settlement, a New York City based not-for-profit organization.

**Nomination Considerations**

The Board and the Nominating and Governance Committee considered in particular Mr. Ruegger's experience as the leader of a large international corporate law firm and his significant experience and expertise in mergers and acquisitions and other corporate transactional matters, as well as risk management.



### Todd C. Schermerhorn
**INDEPENDENT**
Lead Director
Director Since: **2016**
Committees: **Audit, Executive, Risk (Chair)**

**Background**

Mr. Schermerhorn, age 60, served as Senior Vice President and Chief Financial Officer of C. R. Bard, Inc., a multinational developer, manufacturer and marketer of life-enhancing medical technologies, from 2003 until his retirement in 2012. Prior to that, he had been Vice President and Treasurer of C. R. Bard from 1998 to 2003. From 1985 to 1998, Mr. Schermerhorn held various other management positions with C. R. Bard.

**Other Board Service**

Mr. Schermerhorn is a director of Metabolon, Inc. and LivaNova, PLC. He was a director of The Spectranetics Corporation until August 2017.

**Nomination Considerations**

The Board and the Nominating and Governance Committee considered in particular Mr. Schermerhorn's experience as a public company Chief Financial Officer and his significant experience and expertise in management, accounting and business operations, including international operations.



### Alan D. Schnitzer
Chairman of the Board
Director Since: **2015**
Committees: **Executive (Chair)**

**Background**

Mr. Schnitzer, age 55, is Chairman and Chief Executive Officer of Travelers. He was previously the Company's Vice Chairman and Chief Executive Officer, Business and International Insurance from July 2014 to December 2015. He joined Travelers as Vice Chairman and Chief Legal Officer in April 2007, and between that time and July 2014 he held operating and functional positions of increasing responsibility. Prior to joining the Company, he was a partner at Simpson Thacher & Bartlett LLP.

**Other Board Service**

Mr. Schnitzer serves as a trustee of the University of Pennsylvania and as a director of Memorial Sloan Kettering Cancer Center, New York City Ballet and ReadyCT.

**Nomination Considerations**

The Board and the Nominating and Governance Committee considered in particular Mr. Schnitzer's position as Chief Executive Officer of the Company and his significant experience in the management of the Company in various roles, including as Chief Executive Officer of Business and International Insurance, the Company's largest business segment, as well as his significant experience and expertise in management, finance and law.



### Laurie J. Thomsen
**INDEPENDENT**
Director Since: **2004**
Committees: **Audit, Risk**

**Background**

Ms. Thomsen, age 63, served as an Executive Partner of New Profit, Inc., a venture philanthropy firm, from 2006 to 2010, and she served on its board from 2001 to 2006. Prior to that, from 1995 to 2004, she was a co-founder, General Partner and Retiring General Partner of Prism Venture Partners, a venture capital firm investing in healthcare and technology companies. From 1984 until 1995, she worked at the venture capital firm Harbourvest Partners in Boston, where she was a General Partner from 1988 until 1995. Ms. Thomsen was in commercial lending at U.S. Trust Company of New York from 1979 until 1984.

**Other Board Service**

Ms. Thomsen is a director of Dycom Industries and MFS Mutual Funds. She is also an emeritus Trustee of Williams College.

**Nomination Considerations**

The Board and the Nominating and Governance Committee considered in particular Ms. Thomsen's experience as a general partner of a venture capital firm and her significant experience and expertise in investments, finance and the development of emerging businesses.

# Governance of Your Company

## Governance Highlights

Our commitment to good corporate governance is reflected in our Governance Guidelines, which describe the Board's views on a wide range of governance topics. These Governance Guidelines are reviewed annually by the Nominating and Governance Committee, and any changes deemed appropriate by the Committee in light of emerging practices or otherwise are submitted to the full Board for consideration. Our Governance Guidelines can be found on the Corporate Governance page of the "Investors" section on our website at *www.travelers.com*.

### Board Composition and Accountability

| | |
|---|---|
| **Independence** | All of our director nominees other than our Chief Executive Officer are independent. |
| **Committee independence** | All committees are comprised of independent directors other than the Executive Committee on which our Chief Executive Officer serves. |
| **Independent Chair or independent Lead Director** | The Board has an independent Chair or independent Lead Director whenever the Chair is a member of management or not otherwise independent. |
| **Executive session** | Independent members of the Board and each of the committees regularly meet in executive session with no member of management present. |
| **Risk oversight** | The Board and committees annually review their oversight of risk and the allocation of risk oversight among the committees. |
| **Director education** | The Nominating and Governance Committee oversees educational sessions for directors on matters relevant to the Company, its business plan and risk profile. |
| **Board evaluation** | The Board and each of its committees evaluate and discuss their respective performance and effectiveness every year. |
| **Diversity of skills and experience** | The composition of the Board encompasses a broad range of skills, expertise, experience and backgrounds and includes four women and one person of color. |
| **Board tenure** | The Board's balanced approach to refreshment results in an appropriate mix of long-serving and new directors. |

### Shareholder Rights

| | |
|---|---|
| **Annually elected directors** | The annual election of directors reinforces the Board's accountability to shareholders. |
| **Majority voting standard for director elections** | Directors must be elected under a "majority voting" standard in uncontested elections — a director who receives fewer votes "For" his or her election than "Against" must promptly tender his or her resignation to the Board. |
| **Single voting class** | Our common stock is the only class of shares outstanding. |
| **Proxy access** | Each shareholder, or a group of up to 20 shareholders, owning 3% or more of our common stock continuously for at least three years may, in accordance with the terms specified in our bylaws, nominate and include in our proxy materials director nominees constituting the greater of two directors or 20% of the Board. |
| **Special meetings** | Special meetings may be called at any time by a shareholder or shareholders holding 10% of voting power of all shares entitled to vote or 25% where the meeting relates to a business combination. |
| **Poison pill** | The Company does not have a poison pill. |

### Board Compensation

| | |
|---|---|
| **Director stock ownership** | Non-employee directors are required to accumulate and retain a level of ownership of our equity securities to align the interests of non-employee directors and shareholders. |
| **Deferred stock units** | Non-employee directors currently receive more than 50% of their annual board and committee compensation in the form of deferred stock units, and the shares underlying these units are not distributed to a director until at least six months after the director leaves the Board. |
| **Compensation review** | The Nominating and Governance Committee reviews the appropriateness of the Director Compensation Program at least once every two years. |

# Governance Structure of the Board – Chairman and Lead Director

Our bylaws provide that the Board, at its regular meeting each year following the annual shareholders meeting, shall elect a Chairman of the Board. The Board maintains the flexibility to determine whether the roles of Chairman and Chief Executive Officer should be combined or separated, based on what it believes is in the best interests of the Company at a given point in time. The Board believes that this flexibility is in the best interest of the Company and that a one-size-fits-all approach to corporate governance, with a mandated independent Chairman, would not result in better governance or oversight. Our Governance Guidelines provide for the position of Lead Director whenever the Chairman of the Board is a director who does not qualify as an independent director.

## Our Current Board Leadership Structure

| | |
|---|---|
| **Alan D. Schnitzer** Chairman and Chief Executive Officer | Mr. Schnitzer serves as Chairman of the Board and Chief Executive Officer. The combined role of Chairman and Chief Executive Officer, in the case of the Company, means that the Chair of the Board has longstanding experience with property and casualty insurance and ongoing executive responsibility for the Company. In the Board's view, this enables the Board to better understand the Company and work with management to enhance shareholder value. In addition, the Board believes that this structure enables it to better fulfill its risk oversight responsibilities and enhances the ability of the Chief Executive Officer to effectively communicate the Board's view to management. |
| **Todd C. Schermerhorn** Independent Lead Director | The independent directors elected Mr. Schermerhorn to serve as independent Lead Director of the Board. Among other things, under our Governance Guidelines, the independent Lead Director has the authority to: |

- convene, set the agendas for and chair the regular executive sessions of the independent directors;

- convene and chair other meetings of the independent directors as deemed necessary;

- approve the Board meeting schedules and meeting agenda items and review information to be sent to the Board;

- act as a liaison between the independent directors, committee chairs and senior management;

- receive and review correspondence sent to the Company's office addressed to the Board or independent directors and, together with the CEO, to determine appropriate responses if any; and

- in concert with the chairs of the Board's committees, recommend to the Board the retention of consultants and advisors who directly report to the Board, without consulting or obtaining the advance authorization of any officer of the Company.

In addition, in accordance with our Governance Guidelines, the Lead Director is responsible for coordinating the efforts of the independent and non-management directors "in the interest of ensuring that objective judgment is brought to bear on sensitive issues involving the management of the Company and, in particular, the performance of senior management".

The Board believes that its current leadership structure is appropriate for the Company at this time. The Board believes that the responsibilities of the independent Lead Director help to assure appropriate oversight of the Company's management by the Board and optimal functioning of the Board. The effectiveness of the independent Lead Director is enhanced by the Board's independent character. In addition, as described in more detail in the biographies in "Nominees for Election of Directors", the independent Lead Director and the independent directors have substantial experience with public company management and governance, in general, and the Company, in particular. This structure facilitates the continued strong communication and coordination between management and the Board and enables the Board to fulfill its risk oversight responsibilities. A complete description of the role of the independent Lead Director is set forth in our Governance Guidelines.

# Committees of the Board and Meetings

There are six standing committees of the Board: the Audit Committee; the Compensation Committee; the Executive Committee; the Investment and Capital Markets Committee; the Nominating and Governance Committee; and the Risk Committee.

The Board has adopted a written charter for each of these committees, copies of which are posted on our website at *www.travelers.com* under "Investors: Corporate Governance:

Governance Documents". Each committee reviews its charter annually and, when appropriate, presents to the Nominating and Governance Committee and the Board any recommended amendments for consideration and approval.

Executive sessions of the Board are chaired by the independent Lead Director. Each of the committees also meets regularly in executive session.

## DIRECTOR INDEPENDENCE

- The Board has determined that each person nominated for election at the Annual Meeting is independent, other than Mr. Schnitzer, who currently serves as our Chairman and Chief Executive Officer.

- Each committee of the Board, other than the Executive Committee on which Mr. Schnitzer serves, is composed solely of independent directors, consistent with our Governance Guidelines, the applicable New York Stock Exchange ("NYSE") listing standards and the applicable rules of the SEC.

## BOARD MEETINGS AND ATTENDANCE

- The Board held five meetings in 2020.
  In addition, the Board held bi-weekly update calls during the first few months of the COVID-19 pandemic to discuss topics related to the pandemic, including, for example, workforce transition to remote work, business continuity, employee health, capital and liquidity, customer billing relief, COVID-19 related loss activity and philanthropic actions.

- Each director attended 75% or more of the total number of meetings of the Board and of the committees on which each such director served during 2020.

- Directors are encouraged and expected, but not required, to attend each annual meeting of shareholders. All of the directors serving at the time of last year's annual meeting attended last year's annual meeting of shareholders.

## Audit Committee

| Members  ALL INDEPENDENT | | Meetings in 2020: 11 |
|---|---|---|
| Alan L. Beller | William J. Kane (Chair) | Laurie J. Thomsen |
| Patricia L. Higgins | Todd C. Schermerhorn | |

### Financial Literacy and Financial Expertise

The Board has determined that all members of the Audit Committee meet the financial literacy requirements of the NYSE. The Board also has determined that Mr. Kane's extensive experience as an audit partner with Ernst & Young for 25 years qualifies him as an audit committee financial expert. In addition, the Board designated Mr. Schermerhorn as an audit committee financial expert after considering his experience as Senior Vice President and Chief Financial Officer with C. R. Bard, Inc. from 2003 to 2012, his service as Vice President and Treasurer of C. R. Bard, Inc. from 1998 to 2003 and his service on the audit committees of other public companies. The Board also designated Ms. Higgins as an audit committee financial expert after considering her experience as Chief Executive Officer of Switch and Data Facilities, Inc., during which she supervised its principal financial officer, and her experience serving as an audit committee financial expert of other public companies.

**Primary Responsibilities**

The responsibilities of the Audit Committee include the following:

- assist the Board in exercising its oversight of the Company's accounting and financial reporting process and audits of the Company's financial statements;

- appoint our independent registered public accounting firm and review its qualifications, performance and independence;

- review and pre-approve the audit and permitted non-audit services and proposed fees of the independent registered public accounting firm;

- review the adequacy of the work performed by our internal audit group;

- review reports from management, the internal auditors and the independent registered public accounting firm with respect to the adequacy of the Company's internal controls; and

- oversee the Company's compliance with legal and regulatory requirements.

With respect to reporting and disclosure matters, the duties and responsibilities of the Audit Committee include reviewing our audited financial statements and recommending to the Board that they be included in our Annual Report on Form 10-K in accordance with applicable rules and regulations of the SEC.

## Compensation Committee

| Members  ALL INDEPENDENT | | Meetings in 2020: 5 |
| --- | --- | --- |
| Janet M. Dolan | Elizabeth E. Robinson | Donald J. Shepard |
| Clarence Otis Jr. (Chair) | Philip T. Ruegger III | |

In addition to satisfying all other applicable independence requirements, all members of the Compensation Committee qualify as "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

**Primary Responsibilities**

The responsibilities of the Compensation Committee include the following:

- review and approve the performance goals and individual objectives for our CEO and those members of our Management Committee who are executive officers or report directly to the CEO (together with the CEO, the "Committee Approved Officers");

- review the performance and approve the salaries and incentive compensation of the Committee Approved Officers;

- review and approve policies with respect to perquisites of the CEO and other members of management;

- approve and monitor compliance with stock ownership guidelines applicable to the CEO and other members of management;

- review and approve our compensation philosophy and objectives and recommend to the Board for approval compensation and benefit programs determined by the Compensation Committee to be appropriate;

- review the operation of our overall compensation program to evaluate its objectives and its execution and recommend to the Board steps to modify our compensation programs to better conform them with the established compensation objectives;

- review and approve any new equity compensation plans and material amendments to existing plans where shareholder approval has not been obtained and oversee management's administration of such plans;

- review our regulatory compliance with respect to compensation matters;

- review and approve any severance or similar termination payments proposed to be made to any current or former executive officer;

- review and approve all stock option, restricted stock, restricted stock unit, performance share and similar stock-based grants;

- conduct an independence assessment prior to selecting any compensation consultant, legal counsel or other adviser that will provide advice to the Compensation Committee; and

- evaluate, at least annually, whether any work provided by the Compensation Committee's compensation consultant raised any conflict of interest.

With respect to reporting and disclosure matters, the responsibilities of the Compensation Committee include reviewing and discussing the "Compensation Discussion and Analysis" with management and recommending to the Board that it be included in our annual proxy statement and Annual Report on Form 10-K in accordance with applicable rules and regulations of the SEC. The Compensation Committee may, in its discretion, delegate any of its responsibilities to a subcommittee of the Compensation Committee.

**Establishment of Annual Bonus and Equity Award Pools**

The Compensation Committee approves the individual salary, annual bonus and equity awards for the Committee Approved Officers. In addition, the Compensation Committee approves the aggregate annual bonuses and equity awards to employees who are not Committee Approved Officers.

The Compensation Committee considered recommendations from the CEO regarding compensation for each of the executive officers named in the "Summary Compensation Table" and other Committee Approved Officers.

**Delegation of Authority for "Off-Cycle" Equity Grants**

The Compensation Committee has delegated limited authority to the CEO to make equity grants outside of the annual equity grant process, or "off-cycle grants", to employees and new hires who are not Committee Approved Officers. The delegation is subject to maximum grant date values of equity that can be granted to any one person. These grants can only be made on the grant dates established by our Governance Guidelines for "off-cycle" equity awards. Any grants made "off-cycle" are reported to the Compensation Committee at the next regularly scheduled quarterly meeting following such awards.

**Compensation Consultant**

The Compensation Committee has the authority under its charter to retain outside consultants or advisors as it deems necessary or advisable. In accordance with this authority, the Compensation Committee has engaged Frederic W. Cook & Co. ("FW Cook") as its independent outside compensation consultant to provide it with objective and expert analyses, advice and information with respect to executive compensation. All executive compensation services provided by FW Cook are conducted under the

direction or authority of the Compensation Committee, and all work performed by FW Cook must be pre-approved by the Compensation Committee or the Chair of the Compensation Committee. Neither FW Cook nor any of its affiliates maintains any other direct or indirect business relationships with the Company or any of its affiliates, other than advising the Nominating and Governance Committee with respect to non-employee director compensation. In November 2020, the Compensation Committee evaluated whether any work provided by FW Cook raised any conflict of interest and determined that it did not.

As requested by the Compensation Committee, FW Cook's services to the Compensation Committee in 2020 included, among other things:

- advising with respect to the Compensation Committee meeting materials;
- evaluating potential changes to incentive plans;
- advising with respect to individual compensation for the Committee Approved Officers;
- reviewing and discussing possible aggregate levels of corporate-wide bonus payments and equity awards;
- preparing comparative analyses of executive compensation levels and design at peer group companies;
- advising as to how actions taken by the Compensation Committee compare to the pay and performance of our peer group companies; and
- advising in connection with the preparation of certain of the information included in the proxy statement.

An FW Cook representative participated in each of the five Compensation Committee meetings in 2020.

In addition to the independent outside compensation consultant discussed above, our corporate staff (including Finance, Human Resources and Legal staff members) supports the Compensation Committee in its work. Other than with respect to the CEO's recommendations regarding compensation to be paid to the other Committee Approved Officers, no executive officer determines or recommends to the Compensation Committee the amount or form of executive compensation to be paid to an executive officer.

## Executive Committee

| Members | | Meetings in 2020: 0 |
|---|---|---|
| Janet M. Dolan | Clarence Otis Jr. | Todd C. Schermerhorn |
| William J. Kane | Philip T. Ruegger III | Alan D. Schnitzer (Chair) |

**Primary Responsibilities**

The Board has granted to the Executive Committee, subject to certain limitations set forth in its charter, the broad responsibility of exercising the authority of the Board in the oversight of our business during the intervals between Board meetings in order to provide a degree of flexibility and ability to respond to time-sensitive business and legal matters. The Executive Committee meets only as necessary.

## Investment and Capital Markets Committee

| Members  ALL INDEPENDENT | | Meetings in 2020: 6 |
|---|---|---|
| Janet M. Dolan (Chair) | Elizabeth E. Robinson | Donald J. Shepard |
| Clarence Otis Jr. | Philip T. Ruegger III | |

**Primary Responsibilities**

The Investment and Capital Markets Committee assists the Board in exercising its oversight of the Company's management of its investment portfolios (including credit risk monitoring) and certain financial affairs of the Company, and its responsibilities include the following:

- monitor the Company's financial structure, and approve or recommend appropriate Board action with respect to debt and equity financing;

- review and recommend appropriate Board action with respect to the Company's capital management policies and activities, including repurchases of Company securities, dividends and stock splits;

- monitor the Company's capital needs and financing arrangements, the Company's ability to access capital markets (including the Company's debt ratings) and management's financing plans;

- review and approve or recommend appropriate Board action with respect to transactions exceeding certain dollar thresholds, including the establishment of bank lines of credit or letters of credit, certain purchases and dispositions of real property, and acquisitions and divestitures of assets;

- review and approve capital expenditure budgets not otherwise approved by the Board;

- review the Company's policies and procedures for investment risk management and monitor the credit risk of the Company's investment portfolios; and

- monitor the Company's financial strategies regarding risk (currency and interest rate exposure and use of derivatives).

## Nominating and Governance Committee

| Members  ALL INDEPENDENT | | Meetings in 2020: 4 |
|---|---|---|
| Janet M. Dolan | Elizabeth E. Robinson | Donald J. Shepard |
| Clarence Otis Jr. | Philip T. Ruegger III (Chair) | |

**Primary Responsibilities**

The responsibilities of the Nominating and Governance Committee include the following:

- establish criteria for the selection of candidates to serve on the Board;

- identify and recommend director candidates for election or re-election to the Board;

- identify and recommend directors for appointment to serve on the committees of the Board and as chair of such committees;

- recommend adjustments, from time to time, to the size of the Board or of any Board committee;

- establish procedures for the annual evaluation of Board and director performance;

- oversee continuing education of directors;
- review the director compensation program and policies and recommend changes to the Board;
- establish and review our Governance Guidelines;
- review the Code of Business Conduct and Ethics (the "Code of Conduct") applicable to directors and employees and recommend changes to the Board when appropriate;
- develop and recommend to the Board standards for determining the independence of directors and the absence of material relationships between the Company and a director;
- review succession plans for our CEO and the direct reports to the CEO;

- review and approve or ratify all related person transactions under our Related Person Transaction Policy;
- review the Company's public policy initiatives;
- review and discuss with the Company's head of Government Relations the Company's participation in the political process, including political contributions and lobbying expenditures;
- review and discuss with the Company's senior management the Company's strategies and initiatives relating to diversity and inclusion;
- review the Company's strategies and initiatives relating to community relations and charitable giving; and
- recommend to the Board any guidelines for the removal of directors, as it determines appropriate.

## Risk Committee

| Members  ALL INDEPENDENT | | Meetings in 2020: 4 |
| --- | --- | --- |
| Alan L. Beller | William J. Kane | Laurie J. Thomsen |
| Patricia L. Higgins | Todd C. Schermerhorn (Chair) | |

**Primary Responsibilities**

The Risk Committee assists the Board in exercising its oversight of the Company's operational activities and the identification and review of those risks that could have a material impact on us, and its responsibilities include oversight of management's risk management activities in the following areas:

- our enterprise risk management program;
- the underwriting of insurance;
- the settlement of claims;

- the management of catastrophe exposure;
- the retention of insured risk and appropriate levels and types of reinsurance;
- the credit risk in our insurance operations and ceded reinsurance program;
- our information technology operations, including cyber risk and information security; and
- the business continuity and executive crisis management for the Company and its business operations.

# Board and Committee Evaluations

Every year, the Board and each of its committees evaluate and discuss their respective performance and effectiveness, as required by the Governance Guidelines. These evaluations cover a wide range of topics, including, but not limited to, the fulfillment of the Board and committee responsibilities identified in the Governance Guidelines and committee charters. The evaluations address the Board's knowledge and understanding of, and performance with respect to, the Company's business, strategy, values and mission, the appropriateness of the Board's structure and composition, the communication among the directors and between the Board and management and the Board's meeting process. Each committee reviews, among other topics, how the committee has satisfied the responsibilities contained in its charter in the past year as well as the organization of the committee, the committee meeting process and the committee's oversight. Each committee reports the results of its evaluation to the Board.

# Director Nominations

## Process and Criteria Generally

The Nominating and Governance Committee is responsible for recommending to the Board nominees for election as director, and the Board is responsible for selecting nominees for election.

The Nominating and Governance Committee and the Board seek to ensure that the Board is composed of members whose particular expertise, qualifications, attributes and skills, when taken together, allow the Board to satisfy its oversight responsibilities effectively. Our Governance Guidelines specify that, when selecting new nominees, the Board should consider the following criteria:

- personal qualities and characteristics, accomplishments and reputation in the business community;
- current knowledge and contacts in the communities in which the Company does business and in the Company's industry or other industries relevant to the Company's business;
- ability and willingness to commit adequate time to Board and committee matters;
- the fit of the individual's skill and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Company; and
- diversity of viewpoints, background, experience and other demographics.

The evaluation of these criteria involves the exercise of careful business judgment. Accordingly, although the Nominating and Governance Committee and the Board at a minimum assess each candidate's ability to satisfy any applicable legal requirements or listing standards, his or her strength of character, judgment, working style, specific areas of expertise and his or her ability and willingness to commit adequate time to Board and committee matters, the Nominating and Governance Committee and the Board do not have specific minimum qualifications that are applicable to all director candidates.

## Diversity

As discussed above, the Nominating and Governance Committee and the Board include diversity of "viewpoints, background, experience and other demographics" as part of several criteria that they consider in connection with selecting candidates for the Board. While neither the Board nor the Nominating and Governance Committee has a formal diversity policy, one of many factors that the

Board and the Nominating and Governance Committee carefully consider is the importance to the Company of ethnic and gender diversity in board composition. Moreover, when considering director candidates, the Nominating and Governance Committee and the Board seek individuals with backgrounds and qualities that, when combined with those of our incumbent directors, enhance the Board's effectiveness and, as required by the Governance Guidelines, result in the Board having "a broad range of skills, expertise, industry knowledge, diversity of opinion and contacts relevant to the Company's business". As part of its annual self-evaluation, the Board assesses and confirms compliance with this Governance Guideline.

## Director Search

In identifying prospective director candidates for the Board, the Nominating and Governance Committee may seek referrals from other members of the Board, management, shareholders and other sources. The Nominating and Governance Committee also may, but need not, retain a professional search firm in order to assist it in these efforts. The Nominating and Governance Committee and the Board utilize the same criteria for evaluating candidates regardless of the source of the referral. Mr. Leonardi, who has been nominated by the Board for election at the Annual Meeting, was initially identified as a candidate for the Board of Directors by our CEO. After reviewing Mr. Leonardi's qualifications, in light of the skills and qualifications appropriate for the Board, the Chair of the Nominating and Governance Committee, the Lead Director and other members of the Nominating and Governance Committee met with Mr. Leonardi. Mr. Leonardi's potential nomination was discussed at two Nominating and Governance Committee meetings after which the Nominating and Governance Committee voted unanimously to recommend Mr. Leonardi to the Board of Directors as a nominee. Mr. Leonardi met with the Board prior to the Board nominating him for election by the shareholders. No fees were paid with respect to the nomination of Mr. Leonardi.

## Shareholder Recommendations

The Nominating and Governance Committee will consider director candidates recommended by shareholders. Shareholders wishing to propose a candidate for consideration may do so by submitting the proposed candidate's full name and address, resume and biographical information to the attention of the Corporate Secretary, The Travelers Companies, Inc., 485 Lexington Avenue, New York,

New York 10017. All recommendations for nomination received by the Corporate Secretary that satisfy our bylaw requirements relating to such director nominations will be presented to the Nominating and Governance Committee for its consideration.

### Proxy Access

Our bylaws permit a shareholder, or a group of up to 20 shareholders, that has continuously owned for three years at least 3% of the Company's outstanding common shares, to nominate and include in the Company's annual meeting proxy materials up to the greater of two directors or 20% of the number of directors serving on the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our bylaws, which are posted on our website at *www.travelers.com*. Shareholder requests to include shareholder-nominated directors in the Company's proxy materials for the 2022 annual meeting of shareholders must be received by the Company no earlier than November 3, 2021, and no later than December 3, 2021.

## Specific Considerations Regarding the 2021 Nominees

In considering the 11 director nominees named in this Proxy Statement and proposed for election at the Annual Meeting, the Nominating and Governance Committee and the Board evaluated and considered, among other factors.

- each nominee's experiences, qualifications, attributes and skills, in light of the Governance Guidelines' criteria for nomination, including the specific skills identified by the Board as relevant to the Company;
- the ability and willingness to commit adequate time to Board and committee matters;
- the diversity of viewpoints, background, experience and other demographics of the director nominees;
- the contributions of those directors recommended for re-election in the context of the Board self-evaluation process and other needs of the Board;
- the tenure of individual directors;
- the mix of long-serving and new directors on the Board; and
- the specific needs of the Company given its business and industry.

The Board and the Nominating and Governance Committee, in considering each nominee, principally focused on the background and experiences of the nominee, as described in the biographies in "Nominees for Election of Directors" in Item 1 – Election of Directors. The Board and the Nominating and Governance Committee considered that each nominee has experience serving in senior positions with significant responsibility, where each has gained valuable expertise in a number of areas relevant to the Company and its business. The Board and the Nominating and Governance Committee also considered that a number of directors have gained valuable experience and skills through serving as a director of other public and private companies. The nominees represent a broad range of expertise, experience, viewpoints and backgrounds, as well as a mix of tenure of service on the Board, and include four women and one person of color. The independence, age and tenure of the nominees as a group are as follows:



**INDEPENDENCE**
**10 of 11**

1
Non-Independent

10
Independent



**AGE**
**~65 years average**

4
Over 70 years

2
Under 60 years

5
60-70 years



**TENURE**
**~9 years average**

4
Greater than 11 years

3
Less than 5 years

4
5 to 11 years

# Director Age Limit

The Governance Guidelines provide that no person who will have reached the age of 74 on or before the date of the next annual shareholders meeting will be nominated for election at that meeting without an express waiver by the Board.

The Board believes that waivers of this policy should not be automatic and should be based upon the needs of the Company and the individual attributes of the director.

# Director Independence and Independence Determinations

Under our Governance Guidelines and NYSE rules, a director is not independent unless the Board affirmatively determines that he or she does not have a direct or indirect material relationship with the Company. In addition, the director must meet the bright-line test for independence set forth by the NYSE rules.

The Board has established categorical standards of director independence to assist it in making independence determinations. These standards, which are included in our Governance Guidelines, set forth certain relationships between the Company and the directors and their immediate family members, or entities with which they are affiliated, that the Board, in its judgment, has determined to be material or immaterial in assessing a director's independence. The Nominating and Governance Committee annually reviews the independence of all directors and reports its determinations to the full Board.

In the event a director has a relationship with the Company that is relevant to his or her independence and is not addressed by the categorical independence standards, the independent members of the Board determine in their judgment whether such relationship is material.

Our Governance Guidelines require that:

- all members of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee be independent; and
- no more than two members of the Board may concurrently serve as officers of the Company.

The Board has determined that all of its current directors and director nominees are independent, other than our Chairman and Chief Executive Officer, Mr. Alan Schnitzer. Consequently, assuming election of all the nominees included in this Proxy Statement, 91% of the directors on the Board will be independent.

In making its independence determinations, the Board considered and reviewed the various commercial, charitable and employment transactions and relationships known to the Board (including those identified through annual directors' questionnaires) that exist between us and our subsidiaries and the entities with which certain of our directors or members of their immediate families are, or have been, affiliated.

The Board determined that the transactions identified were not material and did not affect the independence of any of our non-employee directors under either the Company's Governance Guidelines or the applicable NYSE rules.

# Sustainability and Risk Management

### Sustained Value Creation

At Travelers, our simple and unwavering mission for creating shareholder value is to: deliver superior core return on equity by leveraging our competitive advantages; generate earnings and capital substantially in excess of our growth needs; and thoughtfully rightsize capital and grow book value per share over time. Executing our long-term strategy requires that we fulfill what we call "The Travelers Promise" — our promise to take care of our customers, our communities and our employees, agents and brokers. For this reason, we take an integrated approach to sustained value creation.

We regularly engage with our investors, customers, employees, agents and brokers, regulators, rating agencies and other stakeholders on business issues and environmental, social and governance topics. We also provide robust and detailed disclosure on our website, *https://sustainability.travelers.com*, updated on an annual basis, with respect to our comprehensive approach to creating shareholder value over time and the many Travelers initiatives that contribute to our sustainability. Our sustainability reporting is aligned with the SASB standards for the insurance industry, the recommendations of the Task Force on Climate-related Financial Disclosure, the International Integrated Reporting Council <IR> framework and the Global Reporting Initiative standards.

Our sustainability reporting is focused on 16 topics that we have determined, through extensive engagements with our investors as well as a formal prioritization exercise, to be most relevant to our industry, our business and our stakeholders.

- Business Strategy & Competitive Advantages
- Capital and Risk Management
- Climate Strategy
- Community
- Governance Practices
- Customer Experience
- Data Privacy & Cybersecurity
- Disaster Preparedness & Response

- Diversity & Inclusion
- Eco-Efficient Operations
- Ethics & Values
- Human Capital Management
- Innovation
- Investment Management
- Public Policy
- Safety & Health

## Oversight of Corporate Strategy and Sustainability and Allocation of Risk Oversight

The Board regularly reviews the Company's long-term business strategy and works with management to set the short-term and long-term strategic objectives of the Company and to monitor progress on those objectives. In setting and monitoring strategy, the Board, along with management, considers the risks and opportunities that impact the long-term sustainability of the Company's business model and whether the strategy is consistent with the Company's risk appetite. The Board regularly reviews the Company's progress with respect to its strategic goals, the risks that could impact the long-term sustainability of our business and the related opportunities that could enhance the Company's long-term sustainability. The Board oversees these efforts in part through its various committees based on each Committee's responsibilities and expertise. Each Committee regularly reports to the Board regarding its areas of responsibility.

The Board has allocated and delegated risk oversight responsibility to various committees of the Board in accordance with the following principles:

| Committee | Oversight Responsibilities |
|---|---|
| **Audit** | • Oversight of risks related to integrity of financial statements, including oversight of financial reporting principles and policies and internal controls. |
| | • Oversight of the process for establishing insurance reserves. |
| | • Risks related to regulatory and compliance matters generally. |
| **Risk** | • Oversight responsibility generally for our Enterprise Risk Management activities. |
| | • Oversight of risks related to business operations, including insurance underwriting and claims; reinsurance; catastrophe risk and the impact of changing climate conditions; credit risk in insurance operations; information technology, including cyber security. |
| | • Business continuity plans. |
| **Compensation** | • Oversight of risks related to compensation programs, including formulation, administration and regulatory compliance with respect to compensation matters. |
| **Investment and Capital Markets** | • Oversight of risks in the Company's investment portfolio (including valuation and credit risks), capital structure, financing arrangements and liquidity. |
| **Nominating and Governance** | • Oversight of risks related to corporate governance matters, including succession planning, director independence and related person transactions. |
| | • Oversight of the Company's workforce diversity and inclusion efforts, public policy initiatives and community relations. |

Each committee is also responsible for monitoring reputational risk to the extent arising out of its area of responsibility.

As a result, each committee charter contains specific risk oversight functions delegated by the Board, consistent with the principles set forth above. In that way, monitoring of strategic objectives, risk oversight responsibilities and oversight of the Company's sustainability more generally are shared by all committees of the Board, with each committee assigned responsibility for oversight of matters most applicable to its charter responsibilities and meeting regularly with management members responsible for such matters. Further, we believe that allocating responsibility to a committee with relevant knowledge and experience improves the oversight of risks and opportunities.

The allocation of risk oversight responsibility may change, from time to time, based on the evolving needs of the Company. On at least an annual basis, the Board reviews significant risks that management, through its Enterprise Risk Management efforts, has identified. The Board then evaluates, and may change, the allocation among the various committees of oversight responsibility for each identified risk. Further, each committee periodically reports to the Board on its risk oversight activities. In addition, at least annually, the Company's Chief Risk Officer conducts a review of the interrelationships of risks and reports the results to the Risk Committee and the Board. These reports

and reviews are intended to inform the Board's annual evaluation of the allocation of risk oversight responsibility.

### Enterprise Risk Management

Enterprise Risk Management ("ERM") is a Company-wide initiative that involves the identification and assessment of a broad range of risks that could affect our ability to fulfill our business objectives as well as the development of plans to mitigate their effects. Our Board of Directors oversees our ERM process. The Risk Committee and the other committees of the Board, as well as our separate management-level enterprise risk and underwriting risk committees, are key elements of our ERM structure and help to establish and reinforce our strong culture of risk management. For example, having both a Board Risk Committee that oversees operational risks and our ERM activities, and a management-level enterprise risk committee that reports regularly to the Board Risk Committee, enables a high degree of coordination between management and the Board.

We describe our ERM function in more detail in our Annual Report on Form 10-K, under "Business—Enterprise Risk Management" and on the Capital and Risk Management section of our sustainability website. We also discuss the alignment of our executive compensation with our risk management below.

## Risk Management and Compensation

Our compensation structure is intended to encourage a careful balance of risk and reward, both on an individual risk basis and in the aggregate on a Company-wide basis, and promote a long-term perspective.

As discussed in more detail under "Compensation Discussion and Analysis" in this Proxy Statement, consistent with our goal of achieving a core return on equity in the mid-teens over time, the Compensation Committee selected adjusted core return on equity as the quantitative performance measure for the performance share portion of our stock-based long-term incentive program and as a material factor, although not the only factor, in determining amounts paid under our annual cash bonus program. Because core return on equity is a function of both core income and shareholders' equity, it encourages senior executives, as well as other employees with management responsibility, to focus on a variety of performance objectives that are important for creating shareholder value, including the quality and profitability of our underwriting and investing activities and capital management.

In addition, the long-term nature of our stock-based incentive awards (which generally do not vest until three years after the award is granted), our significant executive stock ownership

requirements and the fact that more than 40% of our named executive officers' total direct compensation in the aggregate was in the form of stock-based long-term incentives for each of the last five years, including 2020, all encourage prudent enterprise risk management and discourage excessive risk taking to achieve short-term gains.

Moreover, neither the long-term incentive awards nor annual cash bonuses require growth in revenues or earnings in order for our executives to be rewarded, and none of our executives are paid based on a formulaic percentage of revenues or profits. As a result of this and the mix of short- and long-term performance criteria across our compensation programs, among other factors, we believe that our compensation practices and policies are not reasonably likely to have a material adverse effect on the Company.

Furthermore, the Compensation Committee's independent compensation consultant evaluates and advises the Compensation Committee as to the design and risk implications of our incentive plans and other aspects of our compensation programs to ensure that the mix of compensation, the balance of performance measures and the overall compensation framework all support our short-and long-term objectives.

## Dating and Pricing of Equity Grants

The Board has adopted a Governance Guideline establishing fixed grant dates for the grant of equity awards made at times other than at a regularly scheduled meeting of the Compensation Committee, so as to avoid the appearance that equity grant dates have been established with a view to benefiting recipients due to the timing of material public announcements.

In addition, to further ensure the integrity of our equity awards process, the Compensation Committee requires

that the exercise price of all stock options granted, and the fair value of all equity awards made, must be determined by reference to the closing price for a share of our common stock on the NYSE on the date of any such grant or award. Under the Company's stock plans, the Compensation Committee may not take any action with respect to any stock option that would be treated as a "repricing" of such stock option, unless such action is approved by the Company's shareholders in accordance with applicable rules of the NYSE.

## Code of Business Conduct and Ethics

We maintain a Code of Business Conduct, which is applicable to all of our directors, officers and employees, including our CEO, Chief Financial Officer, Controller and other senior financial officers. The Code of Conduct provides a framework for sound ethical business decisions and sets forth our expectations on a number of topics, including conflicts of interest, compliance with laws, use of our assets and business ethics. The Code of Conduct may be found on our website at *www.travelers.com* under "Investors: Corporate Governance: Code of Conduct". Our Chief Ethics and Compliance Officer is responsible for

overseeing compliance with the Code of Conduct as part of fulfilling her responsibility for overseeing our ethics and compliance functions throughout the organization. Our Chief Ethics and Compliance Officer also assists in the communication of the Code of Conduct and oversees employee education regarding its requirements through the use of global, computer-based training, supplemented with focused in-person sessions where appropriate. All employees and directors are required to certify annually that they have reviewed, understand and agree to comply with the contents of the Code of Conduct.

## Ethics Helpline

We maintain an Ethics Helpline, which is administered by an independent third party, through which employees can report integrity concerns or seek guidance regarding a policy or procedure. The Ethics Helpline is available seven days a week, 24 hours a day and can be accessed by individuals online or through a toll-free number. In either case, employees can report concerns anonymously. We maintain a formal non-retaliation policy that prohibits retaliation against, or discipline of, an employee who raises an ethical concern in good faith.

If an Ethics Helpline report is filed, the Ethics and Compliance Office investigates the matter and addresses any ethical or compliance-related issues. Our Chief Ethics and Compliance Officer provides the Audit Committee with quarterly summaries of matters reported through the Ethics Helpline and more frequent compliance updates as appropriate. Additionally, the Audit Committee receives reports on all matters reported to the Chief Ethics and Compliance Officer that involve accounting, internal control or audit matters, or any fraud involving persons with a significant role in our internal controls.

## Communications with the Board

As described on our website at *www.travelers.com*, interested parties, including shareholders, who wish to communicate with a member or members of the Board, including the Lead Director of the Board, the Nominating and Governance Committee, the non-employee directors as a group or the Audit Committee may do so by addressing their correspondence as follows: if intended for the full Board or one or more non-employee directors, to the Lead Director; if intended for the Lead Director, to the Lead

Director; and if intended for the Audit Committee or the Nominating and Governance Committee, to the Chair of such Committee.

All such correspondence should be sent c/o Corporate Secretary, The Travelers Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102. The office of the Corporate Secretary will forward such correspondence as appropriate.

# Shareholder Engagement

The Nominating and Governance Committee oversees a shareholder engagement program relating to the Company's governance, compensation and sustainability practices. Under this program, at the direction of the Nominating and Governance Committee, management reaches out to the Company's largest shareholders at least once each year to facilitate a dialogue regarding governance, compensation, sustainability and other matters. Management reports on the conversations with those investors to the Nominating and Governance Committee and also, as appropriate, to the Compensation Committee (as described in "Shareholder Engagement" in the Compensation Discussion and Analysis). In 2020, the Company took an integrated approach to its shareholder engagement efforts, including with respect to governance, compensation, financial and sustainability matters. Through these integrated efforts, in 2020, the Company engaged with shareholders representing more than 40% of the Company's outstanding shares on topics that included our response to COVID-19 with respect to remote work, business resiliency and our relief efforts for our employees, customers, agents and brokers and communities, as well as our efforts related to promoting racial equity. The shareholder engagement program continues to influence and inform the Company's policies and practices. In addition, for example, in the past few years based in part on investor input, the Company has:

- provided additional disclosure on its website regarding diversity in the form of its consolidated EEO-1 report;

- clarified the authority of its independent Lead Director in the Governance Guidelines;

- enhanced its "Compensation Discussion and Analysis" disclosure;

- added disclosure on its website regarding its pay equity practices;

- made clarifying changes to its policy regarding participation in the political process and provided additional disclosure of political contributions and lobbying activities on its website;

- provided additional disclosure regarding the Board's oversight of the Company's enterprise risk management program, including risks related to changing climate conditions; and

- amended the charter of the Nominating and Governance Committee to make explicit the committee's oversight responsibility with respect to the Company's diversity and inclusion initiatives, lobbying activities and charitable giving.

# Transactions with Related Persons

## General

The Board has adopted a written Related Person Transaction Policy to assist it in reviewing, approving and ratifying related person transactions and to assist us in the preparation of related disclosures required by the SEC. This Related Person Transaction Policy supplements our other policies that may apply to transactions with related persons, such as our Governance Guidelines and Code of Conduct.

The Related Person Transaction Policy provides that all related person transactions covered by the policy are prohibited, unless approved or ratified by the Board or by the Nominating and Governance Committee. Our directors and executive officers are required to provide prompt and detailed notice of any potential Related Person Transaction (as defined in the policy) to the Corporate Secretary, who in turn must promptly forward such notice and information to the Chair of the Nominating and Governance Committee and to our counsel for analysis, to determine whether the particular transaction constitutes a Related Person Transaction requiring compliance with the policy. The analysis and recommendation of counsel are then presented to the Nominating and Governance Committee for consideration at its next regular meeting.

In reviewing Related Person Transactions for approval or ratification, the Nominating and Governance Committee will consider the relevant facts and circumstances, including:

- the commercial reasonableness of the terms;
- the benefit (or lack thereof) to the Company;
- opportunity costs of alternate transactions;
- the materiality and character of the related person's interest, including any actual or perceived conflicts of interest; and
- with respect to a non-employee director or nominee, whether the transaction would compromise the director's independence under our Governance Guidelines, the NYSE rules (including those applicable to committee service) and Rule 10A-3 of the Exchange Act, if such non-employee director serves on the Audit Committee, or status as a "non-employee director" under Rule 16b-3 of the Exchange Act, if such non-employee director serves on the Compensation Committee.

The Nominating and Governance Committee will not approve or ratify a Related Person Transaction unless, after considering all relevant information, it has determined that the transaction is in, or is not inconsistent with, the best interests of the Company and our shareholders.

Generally, the Related Person Transaction Policy applies to any current or proposed transaction in which:

- the Company was or is to be a participant;
- the amount involved exceeds $120,000; and
- any related person had or will have a direct or indirect material interest.

A copy of our Related Person Transaction Policy is available on our website at *www.travelers.com* under "Investors: Corporate Governance: Governance Documents".

In addition to the Related Person Transaction Policy, our Code of Conduct requires that all employees, officers and directors avoid any situation that involves or appears to involve a conflict of interest between their personal and professional relationships. Our Audit Committee provides oversight regarding compliance with our Code of Conduct and discusses any apparent conflicts of interest with senior management. The policies of the Company also require that all employees seek approval from our Chief Ethics and Compliance Officer prior to accepting a position as a director or officer of any unaffiliated for-profit company or organization.

## Employment Relationships

We employ over 30,000 persons. The following transaction in 2020 was approved by the Nominating and Governance Committee:

- Ms. Diane Bengston served as Executive Vice President and Chief Human Resources Officer of the Company until August 6, 2020. Her son, Mr. Scott Bengston, has been employed by the Company since 2010. In 2020, his total compensation, including salary, bonus, equity awards and other benefits, totaled approximately $185,000. His compensation is commensurate with that of his peers.

## Third-Party Transactions

From time to time, institutional investors, such as large investment management firms, mutual fund management organizations and other financial organizations, become beneficial owners (through aggregation of holdings of their affiliates) of 5% or more of voting securities of the Company and, as a result, are considered a "related person" under the Related Person Transaction Policy. These organizations may provide services to the Company or its benefit plans. In addition, the Company may provide insurance coverage to these organizations. In 2020, the following transactions occurred with investors who reported beneficial ownership of 5% or more of the Company's voting securities:

- In 2020, BlackRock, Inc. ("BlackRock") paid premiums of approximately $1.35 million for insurance policies with subsidiaries of the Company in the ordinary course of business and on substantially the same terms as those offered to other customers. In addition, an affiliate of BlackRock provides investment management services to the Company's Canadian Savings Plan, and pursuant to that agreement, the participants in the Canadian Savings Plan paid management fees to BlackRock in 2020. The investment management agreement was entered into on an arm's-length basis.

- An affiliate of Capital International Investors ("CII") provides investment management services to funds included in the Company's 401(k) Savings Plan and qualified pension plan. In 2020, the Company paid approximately $475,000 in management fees to such affiliate, and participants in the 401(k) Savings Plan also paid management fees to such affiliate. The investment management agreements were entered into on an arm's-length basis.

- In 2020, FMR LLC ("Fidelity") paid premiums of approximately $827,000 for insurance policies with subsidiaries of the Company in the ordinary course of business and on substantially the same terms as those offered to other customers. Also, the Company has entered into agreements on an arm's-length basis with affiliates of Fidelity for services related to certain of the Company's benefit plans. An affiliate of Fidelity serves as the administrator of the Company's equity compensation programs under an agreement originally entered into with the Company in November 2009. Pursuant to such agreement, the Company paid such affiliate approximately $207,000 in 2020. Further, an affiliate of Fidelity has provided trust, recordkeeping and administrative services for the 401(k) Savings Plan since 1998. Pursuant to the current agreement for such services, which was last restated in January 2010 and has been updated since, the 401(k) Savings Plan trust paid such affiliate of Fidelity approximately $872,000 in 2020. Participants in the 401(k) Savings Plan paid management fees in 2020 to affiliates of Fidelity that provide investment management services to funds included in the 401(k) Savings Plan. In addition, an affiliate of Fidelity provides administrative services for health savings accounts for employees of the Company under an agreement that became effective in October 2013, and the Company paid approximately $37,000 in fees for such services in 2020. Finally, the Company paid approximately $15,000 in fees to affiliates of Fidelity in 2020 for administrative services under the Benefit Equalization Plan, Deferred Compensation Plan and Executive Savings Plan, each as defined below under "Post-Employment Compensation", and the Deferred Compensation Plan for Non-Employee Directors, pursuant to agreements that date back to December 1997.

- In 2020, an affiliate of State Street Corporation ("State Street") paid premiums of approximately $267,000 for insurance policies with subsidiaries of the Company in the ordinary course of business and on substantially the same terms as those offered to other customers. In addition, State Street provides investment management services to funds included in the 401(k) Savings Plan. Participants in the 401(k) Savings Plan paid management fees to such affiliate of State Street in 2020. The investment management agreement was entered into on an arm's-length basis.

- In 2020, The Vanguard Group ("Vanguard") paid premiums of approximately $1.41 million for insurance policies with subsidiaries of the Company in the ordinary course of business and on substantially the same terms as those offered to other customers. In addition, Vanguard provides investment management services to funds included in the qualified and non-qualified pension plans and the 401(k) Savings Plan. In 2020, the Company paid approximately $908,000 in management fees to Vanguard in connection with these plans and participants in the 401(k) Savings Plan also paid management fees to Vanguard. The investment management agreements were entered into on an arm's-length basis.

# Non-Employee Director Compensation

The Nominating and Governance Committee of the Board recommends to the full Board for approval the amount and composition of Board compensation for non-employee directors. Directors who are our employees are not compensated for their service on the Board. In accordance with the Company's Governance Guidelines, the Nominating and Governance Committee reviews the significance and appropriateness of each of the components of the Director Compensation Program at least once every two years. The Compensation Committee's independent compensation consultant, FW Cook, advises the Nominating and Governance Committee with respect to director compensation.

The objectives of the Nominating and Governance Committee are to compensate directors in a manner that closely aligns the interests of directors with those of our shareholders, to attract and retain highly qualified directors and to structure and set total compensation in such a manner and at such levels that will not call into question any director's objectivity. The Committee works with its independent compensation consultant to ensure that its compensation program is consistent with current market practices. It is the Board's practice to provide a mix of cash and equity-based compensation to non-employee directors, as discussed below.

## Elements of Non-Employee Director Compensation

| | Element | | Timing |
|---|---|---|---|
| **Cash** | **Annual Retainer** | Each non-employee director receives an annual retainer of $130,000. | Annual retainers and committee chair fees are paid in quarterly installments, in arrears at the end of each quarter, either (1) in cash or (2) if the director so elects, in common stock units credited to his or her deferred compensation account (discussed under "Director Deferral Plan" below) and distributed at a later date designated by the director. |
| **Additional Fees** | **Committee Chair Fees and Lead Director Retainer** | The chairs of certain committees are paid additional fees in cash in connection with their services as follows:<br>• Audit Committee - $25,000<br>• Compensation Committee - $25,000<br>• Nominating and Governance Committee - $20,000<br>• Investment and Capital Markets Committee - $20,000<br>• Risk Committee - $25,000<br>The Lead Director is paid an additional $50,000 annual cash retainer. | |
| **Equity** | **Annual Deferred Stock Award** | Under the Director Compensation Program, during 2020, each non-employee director nominated for re-election to the Board was awarded $175,000 in deferred stock units. The deferred stock units were granted under our Amended and Restated 2014 Stock Incentive Plan (the "2014 Stock Incentive Plan") and vest in full one day prior to the date of the annual shareholder meeting occurring in the year following the year of the date of grant so long as the non-employee director continuously serves on the Board through that date. The value of deferred stock units rises or falls as the price of our common stock fluctuates in the market. Dividend equivalents (in an amount equal to the dividends paid on shares of our common stock) on the deferred stock units are deemed "reinvested" in additional deferred stock units.<br><br>Directors are subject to a stock ownership target as described under "Director Stock Ownership" below. | The accumulated deferred stock units, including associated dividend equivalents, in a director's account are distributed in the form of shares of our common stock either in a lump sum or in annual installments, at the director's election, **beginning at least six months following termination of his or her service as a director.** |

## Director Deferral Plan

In addition to receiving the annual deferred stock award in the form of deferred stock units, non-employee directors may elect to have all or any portion of their annual retainer and any lead director or committee chair fees paid in cash or deferred through our Deferred Compensation Plan for Non-Employee Directors. Deferrals of the annual retainer and any lead director or committee chair fees are notionally "invested" in common stock units. Any director who elects to have any of his or her fees credited to his or her deferred compensation plan account as common stock units will be deemed to have purchased shares on the date the fees would otherwise have been paid in cash, based on the closing market price of our common stock on such date.

The value of common stock units rises or falls as the price of our common stock fluctuates in the market. In addition, dividend equivalents (in an amount equal to the dividends paid on shares of our common stock) on the units are deemed "reinvested" in additional common stock units. The accumulated common stock units, including associated dividend equivalents, in a director's account are distributed in the form of shares of our common stock on pre-designated dates. Shares of common stock issued in payment of the deferred fees are awarded under our 2014 Stock Incentive Plan.

## Director Stock Ownership

The Board believes its non-employee directors should accumulate and retain a level of ownership of our equity securities to align the interests of the non-employee directors and the shareholders. Accordingly, the Board has established an ownership target for each non-employee director equal to four times the director's most recent annual deferred stock award. Each new director is expected to meet or exceed this target within four years of his or her initial election to the Board, except that, if the annual deferred stock award for any of those four years is less than the most recent previous annual deferred stock award, the director is expected to meet or exceed the higher target within five years of his or her initial election to the Board.

All of our current non-employee directors have achieved stock ownership levels in excess of the target amount, other than Ms. Robinson, who was first elected to the Board in 2020. Non-employee directors currently receive more than 50% of their annual board and committee compensation in the form of deferred stock units. The shares underlying these units are not distributed to a director until at least six months after the director leaves the Board. Accordingly, all of our non-employee directors hold equity interests that they cannot sell for so long as they serve on the Board and at least six months afterwards.

# Director Compensation for 2020

The 2020 compensation of non-employee directors is displayed in the table below.

| Name | Fees Earned or Paid in Cash[1] ($) | Stock Awards[2] ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|
| Alan L. Beller | 130,000 | 175,006 | — | 305,006 |
| Janet M. Dolan | 150,000 | 175,006 | — | 325,006 |
| Patricia L. Higgins | 130,000 | 175,006 | — | 305,006 |
| William J. Kane | 155,000 | 175,006 | — | 330,006 |
| Clarence Otis Jr. | 145,316 | 175,006 | — | 320,322 |
| Elizabeth E. Robinson | 79,643 | 175,035 | — | 254,678 |
| Philip T. Ruegger III | 150,000 | 175,006 | — | 325,006 |
| Todd C. Schermerhorn | 199,190 | 175,006 | — | 374,196 |
| Donald J. Shepard | 139,753 | 175,006 | — | 314,759 |
| Laurie J. Thomsen | 130,000 | 175,006 | — | 305,006 |

(1) The fees earned for non-employee directors consist of an annual retainer along with committee chair fees and a lead director annual retainer, to the extent applicable. All of the non-employee directors, other than Mr. Otis and Mr. Shepard, received all of their fees in cash. Mr. Otis and Mr. Shepard elected to receive the 2020 annual retainer and committee chair fees in the form of common stock units, which will be accumulated in their respective deferred compensation plan account and distributed, together with associated dividend equivalents, at a later date (Mr. Otis—1,271 common stock units and Mr. Shepard—1,237 common stock units). The table above does not include a value for dividend equivalents attributable to the common stock units received in lieu of cash fees because they are earned at the same rate as the dividends on the Company's common stock and are not preferential.

(2) The dollar amounts represent the grant date fair value of deferred stock units granted in 2020, calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("ASC Topic 718"), without taking into account estimated forfeitures, based on the closing market price on the NYSE of our common stock on the grant date. The dividend equivalents attributable to the annual deferred stock unit awards are deemed "reinvested" in additional deferred stock units and are distributed, together with the underlying deferred stock units, in the form of shares of our common stock beginning at least six months following termination of service as a director. In accordance with the SEC's rules, dividend equivalents on stock awards are not required to be reported because the amounts of future dividends are factored into the grant date fair value of the awards. For a discussion of annual deferred stock awards, see "Elements of Non-Employee Director Compensation – Annual Deferred Stock Award" above.

On February 4, 2020, each non-employee director nominated for re-election to the Board was granted 1,320 deferred stock units (determined by dividing $175,000 by the closing market price on the NYSE of our common stock of $132.58 on February 4, 2020). Upon her election to the Board on May 21, 2020, Ms. Robinson was granted 1,765 deferred stock units (determined by dividing $175,000 by the closing market price on the NYSE of our common stock of $99.17 on May 21, 2020). Each award is subject to forfeiture if a director leaves the Board before May 19, 2021 (the day prior to the Annual Meeting).

The following table provides information with respect to aggregate holdings of common stock units and unvested and vested deferred stock units beneficially owned by our non-employee directors at December 31, 2020. The amounts below include dividend equivalents credited (in the form of additional common stock units or deferred stock units, respectively) on common stock units and deferred stock units.

| Name | Unvested Deferred Stock Units (#) | Common Stock Units and Vested Deferred Stock Units (#) |
|---|---|---|
| Alan L. Beller | 1,359 | 34,872 |
| Janet M. Dolan | 1,359 | 48,083 |
| Patricia L. Higgins | 1,359 | 34,872 |
| William J. Kane | 1,359 | 15,712 |
| Clarence Otis Jr. | 1,359 | 7,740 |
| Elizabeth E. Robinson | 1,802 | — |
| Philip T. Ruegger III | 1,359 | 10,326 |
| Todd C. Schermerhorn | 1,359 | 6,107 |
| Donald J. Shepard | 1,359 | 41,022 |
| Laurie J. Thomsen | 1,359 | 49,209 |

## Item 2

# Ratification of Independent Registered Public Accounting Firm

Your Board recommends you vote **FOR** the ratification of KPMG LLP as our independent registered public accounting firm for 2021.

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has selected KPMG LLP ("KPMG") to serve as our independent registered public accounting firm for 2021.

Although ratification is not required by our bylaws or otherwise, the Board is submitting the selection of KPMG to our shareholders for ratification because we value our shareholders' views on the Company's independent registered public accounting firm. If our shareholders fail to ratify the selection, it will be considered notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

Travelers Property Casualty Corp. ("TPC") and The St. Paul Companies, Inc. ("The St. Paul") merged in 2004 (the "Merger") to form the Company. KPMG has continuously served as the independent registered public accounting

firm of TPC since 1994. KPMG had continuously served as the independent registered public accounting firm of The St. Paul and its subsidiaries from 1968 through the time of the Merger, when TPC was deemed the acquirer for accounting purposes.

As part of the evaluation of its independent registered public accounting firm, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. In addition, in conjunction with the mandated rotation of the independent registered public accounting firm's lead audit partner, the Audit Committee and the Audit Committee Chairman are directly involved in the selection of KPMG's lead audit partner. The Audit Committee and the Board of Directors believe that the continued retention of KPMG to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders.

Representatives of KPMG are expected to be present at the Annual Meeting. They also will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

## Audit and Non-Audit Fees

In connection with the audit of the 2020 financial statements, we entered into an agreement with KPMG which sets forth the terms by which KPMG would perform audit services for the Company. The following table presents fees for professional services rendered by KPMG for the audit of our financial statements for 2020 and 2019 and fees billed for other services rendered by KPMG for those periods:

| | 2020 | 2019 |
|---|---|---|
| Audit fees[1] | $10,550,500 | $ 9,871,600 |
| Audit-related fees[2] | 667,100 | 685,400 |
| Tax fees[3] | 163,500 | 164,400 |
| All other fees[4] | 4,900 | – |
| Total | $11,386,000 | $10,721,400 |

(1) Fees paid were for audits of financial statements, reviews of quarterly financial statements and related reports and reviews of registration statements and certain periodic reports filed with the SEC.

(2) Services primarily consisted of audits of employee benefit plans and reports on internal controls not required by applicable regulations.

(3) Tax fees related primarily to tax return preparation and assistance services, as well as domestic and international tax compliance-related services.

(4) Other fees in 2020 related to training services.

The Audit Committee of the Board considered whether providing the non-audit services included in this table was compatible with maintaining KPMG's independence and concluded that it was.

Consistent with SEC policies regarding auditor independence and the Audit Committee's charter, the Audit Committee has responsibility for appointing, setting compensation for and reviewing the performance of the independent registered public accounting firm. In exercising this responsibility, the Audit Committee preapproves all audit and permitted non-audit services provided by the independent registered public accounting firm. Each year, the Audit Committee approves an annual budget for such permitted non-audit services and requires the independent registered public accounting firm

and management to report actual fees versus the budget periodically throughout the year. The Audit Committee has authorized our Chief Auditor to approve KPMG's commencement of work on such permitted services within that budget, although the Chair of the Audit Committee must approve any such permitted non-audit service within the budget if the expected cost for that service exceeds $100,000. During the year, circumstances may arise that make it necessary to engage the independent registered public accounting firm for additional services that would exceed the initial budget. The Audit Committee has delegated the authority to the Chair of the Audit Committee to review such circumstances and to grant approval when appropriate. All such approvals are then reported by the Audit Committee Chair to the full Audit Committee at its next meeting.

# Report of the Audit Committee

The Audit Committee operates pursuant to a charter which is reviewed annually by the Audit Committee. Additionally, a brief description of the primary responsibilities of the Audit Committee is included under the heading "Governance of Your Company—Committees of the Board and Meetings—Audit Committee" in this Proxy Statement. Under the Audit Committee charter, management is responsible for the preparation, presentation and integrity of the Company's financial statements, the application of accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with U.S. generally accepted accounting principles. In addition, the independent registered public accounting firm is responsible for auditing and expressing an opinion on the Company's internal controls over financial reporting.

In the performance of its oversight function, the Audit Committee reviewed and discussed the audited financial statements of the Company with management and with

the independent registered public accounting firm. The Audit Committee also received information regarding, and discussed with the independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC, including matters concerning the independence of the independent registered public accounting firm.

Based upon the review and discussions described in the preceding paragraph, the Audit Committee recommended to the Board that the audited financial statements of the Company be included in the Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC.

**Submitted by the Audit Committee of the Company's Board of Directors:**

| | |
|---|---|
| **William J. Kane (Chair)** | **Todd C. Schermerhorn** |
| **Alan L. Beller** | **Laurie J. Thomsen** |
| **Patricia L. Higgins** | |

## Item 3
# Non-Binding Vote to Approve Executive Compensation

Your Board recommends you vote **FOR** approval of named executive officer compensation.

The Company is requesting that shareholders vote, on a non-binding basis, to approve the compensation of our named executive officers as discussed in the "Compensation Discussion and Analysis" and the tabular executive compensation disclosure, including the "Summary Compensation Table" and accompanying narrative disclosure. At the Company's 2017 annual meeting of shareholders, our shareholders indicated their preference to hold the non-binding shareholder vote to approve the compensation of our named executive officers each year. Accordingly, the Company currently intends to hold such votes annually. The next vote to approve the compensation of our named executive officers is expected to be held at the Company's 2022 Annual Meeting of Shareholders. While the Board intends to consider carefully the results of this vote, the final vote is advisory in nature and is not binding on the Company or the Board.

The Board recommends that shareholders vote "FOR" the following resolution:

**RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the "Compensation Discussion and Analysis", compensation tables and related narrative discussion, is hereby APPROVED.**

As described in the "Compensation Discussion and Analysis", our executive compensation programs are structured consistent with our longstanding pay for performance philosophy and utilize performance measures that are intended to align compensation with the creation of shareholder value and to reinforce a long-term perspective.

In deciding how to vote on this proposal, the Board encourages you to read the "Compensation Discussion and Analysis", particularly the "2020 Overview". In making compensation decisions for the 2020 performance year, the Compensation Committee considered the Company's strong results in 2020 and over time on both an absolute basis and relative to our peers, as well as the financial metrics and other factors described in the "Compensation Discussion and Analysis".

EXECUTIVE COMPENSATION

# Compensation Discussion and Analysis

## 2020 Overview

This overview summarizes a number of performance highlights and how results affected the amount of variable compensation awarded to our named executive officers in February 2021 with respect to the 2020 performance year. In setting this year's compensation, our Compensation Committee considered that the Company's very strong results for 2020 were achieved in the face of a historic pandemic, a record high number of catastrophe events and record low interest rates.

### Strong Performance in a Challenging Environment

| Performance | Net Income and Net Income per Diluted Share **increased 3% and 6%**, respectively, from 2019 | Core Income* and Core Income per Diluted Share* **increased 6% and 9%**, respectively, from 2019 | Return on Equity of **10.0%** **decreased from 10.5%** in 2019 | Core Return on Equity* of **11.3%** **increased from 10.9%** in 2019 | Book Value per Share and Adjusted Book Value per Share* grew meaningfully, while we also **returned more than $1.5 billion in capital to shareholders** and continued to make strategic investments in our business |
|---|---|---|---|---|---|
| **Underwriting** | Underwriting gain* increased by 56% to **$1.3 billion pre-tax**. Underlying underwriting gain* (which is our underwriting gain excluding the impact of catastrophes and net prior year reserve development) increased by 43% to a record **$2.0 billion after-tax**. | | | | |
| **Expense Ratio** | **Our expense ratio remained below 30%**, despite the unfavorable impact on earned premium levels associated with the pandemic, primarily the premium refunds, and higher bad debt expense also attributable to the pandemic. Over the past five years, we have reduced our expense ratio by nearly 2 points, or 6%, even after making important investments in ongoing and new strategic initiatives, as we have delivered on our objective of improving productivity and efficiency through technology and workflow enhancements. | | | | |
| **Execution of our Marketplace Strategy** | **Record net written premiums of $29.7 billion, up 2% year-over-year**, a very strong result given the significant impact of the pandemic on economic activity. | | | | |
| **Investment Performance** | Our high-quality investment portfolio generated **pre-tax net investment income of $2.2 billion** and after-tax net investment income of $1.9 billion, an impressive result given the impact of the disruption in the global financial markets on our alternative investment portfolio and the impact of the record low interest rates on our fixed income portfolio. | | | | |
| **Performance for Customers** | We effectively responded to a record high number of catastrophe events, including a more than 50% increase in catastrophe claim notice volume as compared to the prior year. We met our objective of closing more than 90% of all property claims arising out of catastrophe events within 30 days – an exceptional result given the logistical challenges posed by the pandemic. | | | | |

\*    See "Annex A–Reconciliation of GAAP Measures to Non-GAAP Measures and Selected Definitions" on page A-1.

EXECUTIVE COMPENSATION

## 2020 Performance-Based Compensation

When making compensation decisions with respect to the 2020 performance year, the Compensation Committee considered that the year's financial results would qualify as very strong in a normal operating environment but are even more impressive in light of the operating and economic conditions faced by the industry this year: a pandemic, a record high number of catastrophe events and record low interest rates.

In light of these factors and the substantial contributions made by the named executive officers in achieving these results, and to recognize that all of the named executive officers individually performed at superior levels despite a challenging operating and economic environment, the Compensation Committee made the compensation decisions described below.

| | Element | CEO Outcomes | Other NEO Considerations |
|---|---|---|---|
| **Performance-Based Cash** | **Annual Bonus** | • Mr. Schnitzer's cash bonus increased from $6.0 million to $6.2 million year-over-year, an increase of 3%, in consideration of the Company's strong financial results and Mr. Schnitzer's strong leadership in navigating the Company through the operating and economic conditions faced by the industry this year. | • Mr. Frey's annual cash bonus increased from $1.75 million to $2.10 million year-over-year to reflect his contribution to the Company's strong financial results, overall superior performance and to position his total direct compensation for 2020 closer to the median when compared to other chief financial officers in our Compensation Comparison Group.<br><br>• The annual cash bonus for each of Messrs. Kess, Toczydlowski and Klein increased approximately 3% year-over-year to reflect their contribution to the Company's strong financial results and overall superior performance. |
| **Performance-Based Equity** | **Long-Term Incentives** | • Mr. Schnitzer's annual equity award increased from $10.75 million to $11.5 million year-over-year, an increase of 7%, in consideration of the Company's strong financial results and Mr. Schnitzer's strong leadership in navigating the Company through the operating and economic conditions faced by the industry this year. | • The annual equity awards for each of the named executive officers other than the CEO were set at 3.0 times base salary to reflect their contribution to the Company's strong financial results and overall superior performance. |

The Committee did not modify the terms of outstanding compensation awards or otherwise modify its compensation program or practices due to factors related to the pandemic.

## Consistent Performance Over Time

Our strong results in 2020 demonstrate the continued successful execution of our long-term financial strategy to create shareholder value.

**STRATEGIC OBJECTIVE**

Deliver superior returns on equity by leveraging our competitive advantages

Generate earnings and capital substantially in excess of our growth needs

Thoughtfully rightsize capital and grow book value per share over time

**TRAVELERS TEN-YEAR PERFORMANCE**

✔ Produced **industry-leading return on equity with a low level of volatility**

✔ Increased dividends per share at an **average annual rate of 9%**

✔ Returned nearly **$29 billion** of excess capital to our shareholders

✔ Increased our book value per share by **98%**

✔ Delivered a total return to shareholders of **222%**

The Company's successful execution of this long-term financial strategy is demonstrated by the results we have achieved over time as discussed below.

### Continued Profitability and Quality Underlying Underwriting Results

- Our business starts with risk selection, underwriting and pricing segmentation.

- Our 2020 underlying underwriting gain (our "underwriting margin" excluding the impact of catastrophes and net prior year reserve development) of $2.0 billion after-tax was a record.

- This result demonstrates the quality of our underwriting and the discipline with which we run our business.

The results we deliver are due to our deliberate and consistent approach to creating shareholder value. Our consistently articulated objective is to

**UNDERLYING UNDERWRITING GAIN**

(in millions, after-tax)



| | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 |
|---|---|---|---|---|---|---|---|---|---|---|
| Underwriting Gain (Loss) | $ (745) | $ 296 | $1,442 | $1,584 | $1,725 | $1,199 | $ 350 | $ 576 | $ 654 | $1,010 |
| Net Investment Income | $2,330 | $2,316 | $2,186 | $2,216 | $1,905 | $1,846 | $1,872 | $2,102 | $2,097 | $1,908 |
| Net Income | $1,426 | $2,473 | $3,673 | $3,692 | $3,439 | $3,014 | $2,056 | $2,523 | $2,622 | $2,697 |

produce an appropriate return on equity for our shareholders over time. We emphasize that the objective is measured over time because we recognize that interest rates, reserve developments and weather, among other factors, impact our results sometimes significantly, from year-to-year. Accordingly, we believe that the right way to manage our business is with a long-term perspective *and to* create value over time. The Compensation Committee believes that our compensation program should continue to reinforce this long-term perspective, as it has historically.

## Strategic Focus in Light of Forces of Change

Shortly after Mr. Schnitzer was appointed Chief Executive in 2015, the Company identified the forces of change impacting our industry – namely, changing consumer expectations, emerging technology trends, more sophisticated data and analytics and evolving distribution models. In light of these trends, the Company established key innovation priorities and invested in capabilities to advance those priorities. These investments are largely geared toward positioning the company to grow the top-line at attractive returns and improve operating leverage.

While the primary measure that we use for managing the business is core return on equity, any strategy to deliver a leading return on equity over time requires a strategy to grow over time. To that end, we laid out a strategy to position the Company for profitable growth. The successful execution of that strategy has contributed to growth over the past several years and again in 2020. In 2020, we grew net written premiums by 2% to a record $29.7 billion. Over the past five years we have grown net written premiums at a compound annual growth rate ("CAGR") of 4.5% as compared to 2.4% for the first five years in the decade. Importantly, as reflected by our stable underlying combined ratio, we have grown our business without compromising our return threshold or changing our risk profile.

As we have grown our business, we have also successfully executed on our strategic initiative to improve productivity and efficiency. Our consolidated expense ratio has improved more than 6% from an average of 31.9% for the first five years in the decade to 29.9% for 2020.

The successful execution of this strategy over time has led to significantly higher underlying underwriting gain, meaningfully higher cash flow from operations and growth in our investment portfolio, benefitting our net investment income, which is particularly important in a record low interest rate environment.

### ACCELERATING NET WRITTEN PREMIUM GROWTH



### STABLE UNDERLYING COMBINED RATIO[1][2]



### IMPROVING EXPENSE RATIO



### HIGHER UNDERLYING UNDERWRITING GAIN (AFTER TAX)[2]



### HIGHER CASH FLOW FROM OPERATIONS



### GROWING INVESTED ASSETS[3]



(1) The combined ratio is used as an indicator of the Company's underwriting discipline, efficiency in acquiring and servicing its business and overall underwriting profitability. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

(2) Excludes the impact of catastrophes and prior year reserve development.

(3) Invested assets excluding net unrealized investment gains (losses).

## Achieved a Superior Return on Equity

Our return on equity has meaningfully outperformed the average return on equity for the property and casualty industry in each of the past ten years.

- In 2020, we produced a return on equity of 10.0% and a core return on equity of 11.3%.

- Our 2020 return on equity exceeded the average return on equity for the domestic property and casualty industry in 2020 of approximately 5.1%, as estimated by Conning, a global investment management firm.

- Our average return on equity over the past decade has been accompanied by less volatility as compared to the vast majority of the property and casualty insurers who are members of our Compensation Comparison Group. We believe that our performance over time demonstrates the value of our competitive advantages and the discipline with which we run our business.



**RETURN ON EQUITY**

(1) 2020 forecast: © 2020 Conning, Inc., as published in Conning's Property-Casualty Forecast & Analysis by Line of Insurance, used with permission. Historical data from the Insurance Information Institute (III), including the 2021 III Insurance Fact Book.

## Increased Adjusted Book Value Per Share and Returned Significant Excess Capital to Our Shareholders

Over the last ten years, we achieved significant growth in both book value per share and adjusted book value per share (which excludes the after-tax impact of unrealized gains and losses on investments) while at the same time continuing to invest meaningfully in our competitive advantages and returning substantial excess capital to shareholders.

- During 2020, our book value per share increased 14%, including 7% due to a decline in interest rates. Because we generally hold our fixed income investments to maturity and maintain a very high-quality investment portfolio, we manage based on adjusted book value per share. Our adjusted book value per share increased by 7% during 2020.

- Over the last ten years, the compound annual growth rate of our book value per share and adjusted book value per share was 7% and 6%, respectively.

- During 2020, we returned more than $1.5 billion in capital to shareholders through dividends of more than $850 million and more than $650 million of share repurchases, which we suspended in the first quarter in light of the uncertainties surrounding the pandemic and resumed in the fourth quarter.

- Over the last ten years, we increased our dividend each year and increased dividends per share at an average annual rate of 9%.

**GROWING ADJUSTED BOOK VALUE PER SHARE**[1]



Adjusted BVPS[1] CAGR: 6%

| | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Adjusted BVPS | $54.19 | $55.01 | $59.09 | $66.41 | $70.98 | $75.39 | $80.44 | $83.36 | $87.27 | $92.76 | $99.54 |
| BVPS | $58.47 | $62.32 | $67.31 | $70.15 | $77.08 | $79.75 | $83.05 | $87.46 | $86.84 | $101.55 | $115.68 |

(1) Excludes unrealized investment gains (losses), net of taxes.

Since we began our current share repurchase program in 2006, we have returned approximately $47 billion of excess capital to shareholders through share repurchases (at an average price per share of $68.00) and dividends.

**Achieved Superior Total Return to Shareholders Over Time**
Strong financial results have led to outstanding total returns to shareholders over time (measured as the change in stock price plus the cumulative amount of dividends, assuming dividend reinvestment on the respective dividend payment dates).

We measure our success in executing on our financial strategy over time. This long-term perspective is especially important in the property and casualty insurance industry where a short-term focus could create incentives for management to relax underwriting or investment standards to increase revenue and reported profit in the near term but create excessive risk for shareholders over the longer term. Moreover, results in the property and casualty insurance industry can vary significantly when measured year-to-year due to a variety of factors, and success can only be measured over time and in the context of periods of financial crises, natural and man-made catastrophes, economic cycles, pandemics and other anticipated and unanticipated developments impacting loss trends and through both general economic cycles and more extreme economic conditions. Accordingly, we believe that the right way to manage our business is with a long-term perspective and to create value over time. Consequently, in assessing total shareholder return, the Compensation Committee generally gives greater weight to performance over a longer period of time.

- Our total return to shareholders in 2020, including dividends, was approximately 5.4% for the year as compared to (2.4%) for our Compensation Comparison Group-- putting us at the 77th percentile for the Compensation Comparison Group.

- For the three-year, five-year and ten-year periods ended December 31, 2020, our shareholder returns were 11.4%, 40.1% and 221.8%, respectively. These returns placed the Company at the 54th, 46th, and 62nd percentile of our Compensation Comparison Group for the three-year, five-year and ten-year periods, respectively.

- As demonstrated by the chart, for the period beginning January 1, 2008 (prior to the 2008 financial crisis) and ending December 31, 2020, our total shareholder return of 261% exceeded that of our Compensation Comparison Group, the Dow 30 Index and the S&P 500 Index.

**TOTAL RETURN TO SHAREHOLDERS**[1]



(1) Represents the change in stock price plus the cumulative amount of dividends, assuming dividend reinvestment. For each year on the chart, total return is calculated with January 1, 2008 as the starting point and December 31 of the relevant year as the ending point. Source: Bloomberg

## Pay-for-Performance Philosophy

Our compensation program, the objectives and structure of which have been stable over time and aligned with our articulated financial strategy, is designed to reinforce a long-term perspective and align the interests of our executives with those of our shareholders. We measure our success in executing on our financial strategy over time. As noted above, this long-term perspective is especially important in the property and casualty insurance industry where a short-term focus could create incentives for management to relax underwriting or investment standards to increase revenue and reported profit in the near term but creating excessive risk for shareholders over the longer term. Moreover, results in the property and casualty insurance industry can vary significantly when measured year-to-year due to a variety of factors, and success can only be measured over time and in the context of periods of financial crises, natural and man-made catastrophes, pandemics and other anticipated and unanticipated developments impacting loss trends and through both general economic cycles and more extreme economic conditions. Accordingly, we believe that the right way to manage our business is with a long-term perspective and to create value over time.

Consistent with our longstanding pay-for-performance philosophy, the Compensation Committee believes that:

 When we generally exceed our performance goals and the named executive officers individually perform at superior levels in achieving that performance, total compensation for our executive officers should be set at superior levels compared to the compensation levels for equivalent positions in our Compensation Comparison Group.

 When we do not generally exceed our performance goals or the named executive officers individually do not perform at superior levels, total compensation for these executives should be set at lower levels.

In addition, to a greater extent than many of the companies included in our Compensation Comparison Group, due to the absence of time-based restricted stock in our ongoing program, the ultimate value of our named executive officer compensation is performance-based and is tied to operating results and increases in shareholder value over time.

While the objectives and structure of our compensation program have been stable over time, compensation levels vary significantly from year-to-year and correlate with our results. The following chart illustrates the directional relationship for the past ten performance years ("PY") between total direct compensation (consisting of paid salary, cash bonus and the fair value at grant of long-term incentives as reflected in the Supplemental Table on page 58) for the Chief Executive Officer and the Company's performance, as reflected by core return on equity ("ROE"). As explained under "—Objectives of Our Executive Compensation Program" below, the Compensation Committee believes that the effective management of catastrophes can only be evaluated over a longer period of time and that compensation levels should encourage a long-term perspective. Therefore, the Compensation Committee believes that, while catastrophe losses ("CATs") should impact compensation levels, compensation levels should not be as volatile from year-to-year as changes in financial results due to catastrophe losses.

**CEO TOTAL DIRECT COMPENSATION AND ADJUSTED CORE ROE WITH CATS AT AVERAGE LEVEL AND AS REPORTED**[1]



| | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 |
|---|---|---|---|---|---|---|---|---|---|---|
| CEO Comp ($M) | $13.00 | $16.50 | $19.50 | $19.50 | $19.10 | $15.20 | $13.90 | $15.20 | $17.75[2] | $19.00 |
| Adjusted Core ROE | 9.2% | 12.4% | 13.3% | 13.7% | 12.7% | 11.8% | 10.4% | 12.5% | 9.9% | 12.6% |
| Reported Core ROE | 6.1% | 11.0% | 15.5% | 15.5% | 15.2% | 13.3% | 9.0% | 10.7% | 10.9% | 11.3% |
| Reported ROE | 5.7% | 9.8% | 14.6% | 14.6% | 14.2% | 12.5% | 8.7% | 11.0% | 10.5% | 10.0% |

(1) The chart is intended to facilitate a year-to-year comparison of core return on equity by showing core return on equity both as reported and as adjusted to reflect the average level of catastrophe losses for the ten-year period in order to eliminate the volatility that undermines the comparison of period-to-period results. The average annual after-tax catastrophe losses for the ten-year period presented was $924 million (reflecting a U.S. corporate income tax rate of 21% for 2018, 2019 and 2020 and 35% for prior years). Actual catastrophe losses for each year are presented in Annex A.

The total direct compensation for the CEO reflects the compensation paid to Mr. Schnitzer, our current Chief Executive Officer, for the performance years 2016 through 2020 and the compensation paid to Mr. Jay Fishman, our former Chief Executive Officer until December 2015, for the performance years 2011 through 2015.

(2) Mr. Schnitzer's compensation for 2019 reflects that in 2019, for the reasons described under "Compensation Discussion and Analysis--Factors Considered in Awarding 2019 Bonuses" in the Company's 2020 Proxy Statement, the Compensation Committee determined to position Mr. Schnitzer's total compensation for 2019 to be closer to the median when compared to other chief executive officers in our Compensation Comparison Group. Mr. Schnitzer's total compensation as reported for 2018 was in the bottom quartile when compared to other chief executive officers in our Compensation Comparison Group as calculated by the Compensation Committee's independent compensation consultant.

Differences between total direct compensation for each performance year in the chart above and information included in the "Summary Compensation Table" are discussed in "—Total Direct Compensation for 2018-2020 (Supplemental Table)" and "—The Differences Between this Supplemental Table and the Summary Compensation Table" on page 58.

# Objectives of Our Executive Compensation Program

With our overarching pay-for-performance philosophy in mind, the Compensation Committee has approved the following five primary objectives of our executive compensation program.

| Objective | |
|---|---|
| **Link compensation to the achievement of our short- and long-term financial and strategic objectives** | The Compensation Committee believes that a properly structured compensation system should measure and reward performance on multiple bases. To ensure an appropriate degree of balance in the program, the compensation system is designed to measure short- and long-term financial and operating performance, the efficiency with which capital is employed in the business, the effective management of risk, the achievement of strategic initiatives and the individual performance of each executive. |
| | The Compensation Committee further believes that the most senior executives, who are responsible for the development and execution of our strategic and financial plans, should have the largest portion of their compensation tied to performance-based incentives, including stock-based compensation, the ultimate value of which is dependent on the performance of our stock price over time and on our three-year core return on equity. Accordingly, the proportion of total compensation that is performance-based increases with successively higher levels of responsibility. In addition, in evaluating the Company's overall performance, the Compensation Committee considers that our business is subject to year-to-year volatility outside of management's control, including natural and man-made catastrophic events. The Compensation Committee believes that, because the impact of catastrophes in any given year can produce significant volatility, the effective management of catastrophes can only be evaluated over a longer period of time. As a result, although the Compensation Committee believes that the impact of catastrophes on the Company's financial results should be reflected in its executive compensation decisions, the Compensation Committee does not believe it is appropriate for compensation levels to be subject to as much volatility year-to-year as may be caused by actual catastrophes. |
| **Provide competitive compensation opportunities to attract, retain and motivate high-performing executive talent** | Our overall compensation levels are designed to attract and retain the best executives in light of the competition for executive talent. We recognize that to continue to produce industry-leading results over time, we need to continuously cultivate that talent. We do so with competitive compensation programs that are designed to attract, motivate and retain our best people, development programs that foster personal and professional growth, and a focus on diversity and inclusion as a business imperative. |
| | In addition, the Compensation Committee believes that, when we generally exceed our performance goals and the named executive officers individually perform at superior levels in achieving that performance, total compensation for these executive officers should be set at superior levels compared to the compensation levels for equivalent positions in our Compensation Comparison Group. When we do not generally exceed our performance goals or the named executive officers individually do not perform at superior levels, total compensation for these executives should be set at lower levels. |
| | The Compensation Committee may also consider other relevant facts and circumstances in awarding compensation in order to attract, retain and motivate high-performing talent. |

**Objective**

| | |
|---|---|
| **Align the interests of management and shareholders by paying a substantial portion of total compensation in stock-based incentives and ensuring that executives accumulate meaningful stock ownership stakes over their tenure** | The Compensation Committee believes that the interests of executives and shareholders should be aligned. Accordingly, a significant portion of the total compensation for the named executive officers is in the form of stock-based compensation. The components of the annual stock-based compensation granted to the named executive officers in 2021 and 2020 were stock options and performance shares. Stock options provide value only if our stock appreciates, and performance shares vest only if specified core return on equity thresholds are met. In addition, as discussed below, senior executives are expected to achieve specified stock ownership targets prior to selling any stock acquired upon the exercise of stock options or the vesting of performance shares or restricted stock units. Both the portion of total compensation attributable to stock-based programs and the expected level of executive stock ownership increase with successively higher levels of responsibility. |
| **Maximize, to the extent equitable and practicable, the financial efficiency of the overall compensation program** | As part of the process of approving the initial design of incentive plans, or any subsequent modifications made to such plans, and determining awards under the plans, the Compensation Committee evaluates the aggregate economic costs and dilutive impact to shareholders of such compensation, the expected tax and accounting treatment and the impact on our financial results. The Compensation Committee attempts to balance the various financial implications of each program to ensure that the system is as efficient as possible and that unnecessary costs are avoided. |
| **Reflect established and evolving corporate governance standards** | The Compensation Committee, with the assistance of our Human Resources Department and the Compensation Committee's independent compensation consultant, stays abreast of current and developing corporate governance standards and trends with respect to executive compensation and adjusts the various elements of our executive compensation program, from time to time, as it deems appropriate. |

As a result of this process, the Compensation Committee has adopted the following practices, among others:



**What We DO:**

✔ Maintain robust share ownership requirement

✔ Maintain a clawback policy with respect to cash and equity incentive awards to our executive officers

✔ Prohibit hedging transactions as specified in our securities trading policy

✔ Prohibit pledging shares without the consent of the Company (no pledges have been made)

✔ Engage in outreach and maintain a dialogue with shareholders relating to the Company's governance, compensation and sustainability practices

✔ Engage an independent consultant that works directly for the Committee and does not work for management



**What We DO NOT Do:**

✖ No excise tax "gross-up" payments in the event of a change in control

✖ No tax "gross-up" payments on perquisites for named executive officers

✖ No repricing of stock options and no buy-out of underwater options

✖ No excessive or unusual perquisites

✖ No dividends or dividend equivalents paid on unvested performance shares

✖ No above-market returns provided for in deferred compensation plans

✖ No guaranteed equity or bonuses for named executive officers

For a description of the duties of the Compensation Committee and its use of an independent compensation consultant, see "Governance of Your Company—Committees of the Board and Meetings—Compensation Committee" on page 11.

# Compensation Elements and Decisions

With our pay-for-performance philosophy and compensation objectives discussed above as our guiding principles, we deliver annual executive compensation through the following elements:

**2020 COMPENSATION MIX**(1)



**CEO**

| 6.9% | 32.6% | 36.3% | 24.2% |
|------|-------|-------|-------|
| Base Salary | Annual Cash Bonus | Performance Shares | Stock Options |

Performance-Based Pay
**93.1%**



**OTHER NEO AVERAGE**

| 14.2% | 43.3% | 25.5% | 17.0% |
|-------|-------|-------|-------|
| Base Salary | Annual Cash Bonus | Performance Shares | Stock Options |

Performance-Based Pay
**85.8%**

(1) Pay mix of total direct compensation for the 2020 performance year as reported in the Supplemental Table on page 58.


**Cash-based Compensation**

Consistent with recent years, the Compensation Committee has determined that the allocation of compensation between performance-based annual cash bonus and stock-based long-term incentives should be somewhat more heavily weighted towards cash bonus as compared to our Compensation Comparison Group. The Compensation Committee believes that this allocation is appropriate in light of the fact that a higher percentage of the named executive officers' total compensation (and total direct compensation) is performance-based as compared to the peer average and peer median of the Compensation Comparison Group. In particular, unlike a number of other companies in our Compensation Comparison Group that grant time-vesting restricted stocks, annual equity awards made to the named executive officers are typically all performance-based.



**Stock-based Compensation**

Annual awards of stock-based compensation are typically in the form of performance shares and stock options. Because our performance shares only vest if specified core return on equity thresholds are met, and because stock options provide value only if our stock price appreciates, the Compensation Committee believes that such compensation is all performance-based; that is, the compensation typically awarded annually to our Chief Executive Officer and other named executive officers generally does not include awards that are earned solely due to the passage of time without regard to performance.


The following chart illustrates the mix of performance-based compensation to non-performance-based compensation of our Chief Executive Officer, compared to the chief executive officers of our Compensation Comparison Group.

**TRAVELERS CEO PAY MIX**(1) **AND PEER AVERAGE CEO PAY MIX**(2)



**TRAVELERS CEO**

| 6.9% | 32.6% | 36.3% | 24.2% |
|------|-------|-------|-------|
| Salary | Bonus | Performance Shares | Stock Options |

Performance-Based Pay
**93.1%**



**PEER CEO AVERAGE**

| 7.9% | 11.2% | 28.3% | 38.4% | 14.2% |
|------|-------|-------|-------|-------|
| Salary | Restricted Stock | Bonus | Performance shares/units | Stock Options |

Performance-Based Pay
**80.9%**

(1) Pay mix of total direct compensation for the 2020 performance year as reported in the Supplemental Table on page 58.

(2) Peer Average CEO Pay Mix reflects the pay mix of total direct compensation for our Compensation Comparison Group for their 2019 performance year (the most recent year for which data was publicly available) and was calculated by the Company using data provided by the Compensation Committee's independent compensation consultant. As part of that calculation, the independent compensation consultant annualized special non-recurring long-term incentive grants (for example, new hire, retention and promotion awards) to reflect an estimate of "per year" value when appropriate.

We also provide benefits and modest perquisites. In addition, from time to time, the Compensation Committee may make special cash or equity awards to one or more of our named executive officers. No special cash or equity awards were made to our named executive officers for the 2020 performance year.

## Base Salary

**Metrics**

The Compensation Committee's philosophy is to generally set base salary for executive officers at a level that is intended to be on average at or near the 50th percentile for equivalent positions in our Compensation Comparison Group.

Individual salaries may range above or below the median based on a variety of factors, including the potential impact of the executive's role at the Company, the terms of the executive's employment agreement, if any, the tenure and experience the executive brings to the position and the performance and potential of the executive in his or her role.

Base salaries are reviewed annually, and adjustments are made from time to time as the Compensation Committee deems appropriate to recognize performance, changes in duties and/or changes in the competitive marketplace.

**Link to Strategy**

The Compensation Committee's base salary positioning supports the attraction and retention of high-quality talent, ensures an affordable overall cost structure and mitigates excessive risk taking.

**Base Salaries**

At its February 2021 meeting, the Compensation Committee increased Mr. Frey's base salary by $50,000 effective as of April 1, 2021. In increasing Mr. Frey's base salary, the Compensation Committee considered Mr. Frey's base salary was below the 25th percentile when compared to the other chief financial officers in our Compensation Comparison Group. The Compensation Committee intended to position Mr. Frey's salary to be closer to the median when compared to the other chief financial officers in our Compensation Comparison Group in recognition of his tenure and strong performance in his role. Other than the change to the Mr. Frey's base salary, no changes were made to the base salaries of the named executive officers at the Compensation Committee's February 2021 meeting.

At its February 2020 meeting, the Compensation Committee increased Mr. Schnitzer's base salary by $300,000, effective as of January 1, 2020. In increasing Mr. Schnitzer's base salary, the Compensation Committee considered that Mr. Schnitzer's base salary was below the 10th percentile when compared to the other chief executive officers in our

Compensation Comparison Group and Mr. Schnitzer had not received an increase in base salary since he was appointed Chief Executive Officer in 2015. The Compensation Committee intended to position Mr. Schnitzer's salary to be closer to the median when compared to the other chief executive officers in our Compensation Comparison Group. Other than the change to Mr. Schnitzer's base salary, no changes were made to the base salaries of the named executive officers at the Compensation Committee's February 2020 meeting.

The current base salary for our Chief Executive Officer is at approximately the 33rd percentile of our Compensation Comparison Group, based on the most recently available data as provided by the Compensation Committee's independent compensation consultant. The current base salaries for the named executive officers other than the Chief Executive Officer are on average at approximately the 46th percentile of our Compensation Comparison Group, based on the most recently available data as provided by the Compensation Committee's independent compensation consultant.

# Annual Cash Bonus

The named executive officers are eligible to earn performance-based annual cash bonuses. The annual bonuses are based on the performance of the Company as a whole, taking into consideration performance against predetermined metrics as approved by the Board at the beginning of the year, as well as the individual performance of each executive. The annual cash bonuses are designed to further our goals described under "—Objectives of Our Executive Compensation Program", including motivating and promoting the achievement of our short- and long-term financial and strategic objectives.

## Metrics

The Compensation Committee evaluates a broad range of financial and non-financial metrics in awarding performance-based incentives each year.

The Compensation Committee believes that a formulaic approach to the determination of performance-based compensation, particularly in the property and casualty insurance industry, could result in unintended consequences and is not an appropriate substitute for the Compensation Committee's informed and thorough deliberation and the application of its reasoned business judgment. The Compensation Committee believes that there is no substitute for understanding the Company's results and how those results were achieved. The Compensation Committee's current approach allows it to appropriately assess the quality of performance results and ensures that executives are not unduly rewarded, or disadvantaged, based purely on the application of a mechanical formula.

## Core Return on Equity

Core return on equity is a principal factor in the Compensation Committee's evaluation of the Company's performance. The Compensation Committee believes that core return on equity should not be viewed as a single metric. Rather, by being a function of both core income and shareholders' equity (excluding unrealized gains and losses on investments), core return on equity reflects a number of separate areas of financial performance related to both the Company's income statement and balance sheet.

When evaluating core return on equity, the Compensation Committee considers:

- the Company's cost of equity;
- recent and historical trends with respect to interest rates;
- recent and historical trends with respect to core return on equity for the Company; and
- recent and historical trends with respect to return on equity for the domestic property and casualty insurance industry, including the industry peers included in the Compensation Comparison Group.

## Additional Metrics

The Compensation Committee also evaluates the Company's performance with respect to a wide range of other financial metrics included in the financial plan approved by the Board prior to the beginning of the year, including:

- Core income and core income per diluted share, and the metrics that contribute to those results, such as:
  - written and earned premiums;
  - investment income;
  - insurance losses; and
  - expense management.

In evaluating performance against the metrics, however, the Compensation Committee does not use a formula or pre-determined weighting, and no one metric is individually material other than core return on equity and core income.

## Further Considerations

In light of the Company's objective to create shareholder value by generating significant earnings and taking a balanced approach to capital management, the Compensation Committee also reviews per share growth in book value and adjusted book value over time.

However, because (1) book value can be volatile due to, among other things, the impact of changing interest rates on the fair value of the Company's fixed-income investment portfolio and (2) the Company's capital management strategy also emphasizes returning excess capital to shareholders, the Compensation Committee does not set a specific target for per share growth in book value or adjusted book value. Further, while it evaluates changes in book value and adjusted book value in the context of overall results, the Compensation Committee does not believe such changes, by themselves, are always the most meaningful indicators of relative performance.

### Link to Strategy

Senior executives, as well as other employees with management responsibility, are encouraged to focus on multiple performance objectives that are important for creating shareholder value, including the quality and profitability of our underwriting and investment decisions, the pricing of our policies, the effectiveness of our claims management and the efficacy of our capital and risk management.

**Factors Considered in Awarding 2020 Bonuses**

In determining the actual annual bonuses awarded, the Compensation Committee considered a number of factors, including:

- ✔ our strong financial performance, particularly the increase in core income and core return on equity compared to 2019, and our successful execution of our marketplace and capital management strategies, against the very challenging backdrop of the pandemic, a record high number of catastrophe events and record low interest rates, as described under "—2020 Overview";

- ✔ the successful execution of the Company's long-term strategic plan for continued success in light of the forces of change the Company has identified as impacting the industry, as described under "—2020 Overview";

- ✔ our claim organization's excellent performance in delivering for our customers, including by handling 40% more auto appraisals and wind/hail claims and 70% more water claims virtually without the need for a live inspection, as compared to pre-pandemic levels. In addition, we expanded our Workers Compensation telehealth capabilities, with usage of our telemedicine capabilities up dramatically year-over-year;

- ✔ the consolidated, business segment and/or investment results relative to the various financial measures set forth in our 2020 business plan that was established and approved by the Board at the end of 2019;

- ✔ our continued advancement of our innovation agenda focused on our three priorities of: extending our advantage in risk expertise; providing great experiences for our customers, agents and brokers; and optimizing productivity and efficiency;

- ✔ our successful execution of our comprehensive human capital management strategies as evidenced by the level of employee engagement and satisfaction exhibited throughout the organization;

- ✔ our operational resiliency in quickly adjusting to the new reality and work environment brought on by the generation-defining pandemic, including how our significant investments in technology and comprehensive business continuity and crisis management planning proved highly effective this year;

- ✔ our performance relative to the companies in our Compensation Comparison Group and other companies in the property and casualty insurance industry, with a particular emphasis on core return on equity;

- ✔ compensation market practices as reflected by the Compensation Comparison Group in the most recent publicly available data;

- ✔ the performance of the executive;

- ✔ the tenure and compensation history of the executive; and

- ✔ the demonstration of leadership and of teamwork and commitment to a culture of collaboration.

In addition, in connection with Mr. Schnitzer's compensation for the 2020 performance year, the Compensation Committee also considered Mr. Schnitzer's strong leadership in navigating the Company through the operating and economic conditions faced by the industry this year.

The Compensation Committee generally weighs financial performance measures, particularly core return on equity and core income, and comparable compensation information more heavily than other factors. In particular, when assessing results, the Compensation Committee considers the Company's overall financial performance relative to prior years' performance, the financial plan, the performance of industry peers and, in the case of core return on equity, the Company's cost of equity.

The achievement, or inability to achieve, any particular financial or operational measure in a given year neither guarantees, nor precludes, the payment of an award, but is considered by the Compensation Committee as one of several factors among the other factors noted above and any additional information available to it at the time, including market conditions in general. The Compensation Committee does not use a formula or assign any particular relative weighting to any performance measure.

As discussed under "—Annual Cash Bonus—Metrics" on page 42, the Compensation Committee believes that a formulaic approach to compensation is not appropriate in the property and casualty insurance industry and is not an appropriate substitute for the Compensation Committee's informed and thorough deliberation and the application of its reasoned business judgment as it would not allow the Compensation Committee to assess the quality of the performance results and could result in negative unintended consequences. For example, a formulaic bonus plan tied to revenue growth (a common metric used in formulaic bonus plans) could create an incentive for management to relax underwriting or investment standards to increase revenue and reported profit on a short-term basis, thereby driving higher short-term bonuses, but creating excessive risk for

shareholders over the longer term. This is of particular concern in the property and casualty insurance industry due to the fact that the "cost of goods sold" (that is, the amount of insured losses) is not known at the time of sale and develops over time — in some cases over many years.

## 2020 Financial Metrics, Including Core Return on Equity Target

In evaluating the foregoing factors, the Compensation Committee reviewed management's progress in meeting a broad range of financial and operational metrics included in the 2020 financial plan approved by the Board in December 2019. As discussed above, of the various financial metrics evaluated by the Compensation Committee, the Compensation Committee considered core return on equity to be the most important metric in its evaluation of the Company's annual performance, and it reviewed other metrics in light of their contribution to the Company's core return on equity goals. For the 2020 performance year, the Compensation Committee also considered the 6% increase in core income as compared to 2019, an outstanding result in light of the challenging operating and economic environment.

### Core Return on Equity Target

In February 2020, the Compensation Committee established specific targets for both: (1) core return on equity and (2) adjusted core return on equity, which excludes catastrophes and prior year reserve development, if any, related to asbestos and environmental coverages. In particular, the 2020 financial plan targeted: (1) a core return on equity of 11.0% and (2) an adjusted core return on equity of 15.2%.

One of management's important responsibilities is to produce an appropriate return on equity for our shareholders and to develop and execute financial and operational plans consistent with our financial goal of achieving a mid-teens core return on equity over time. We emphasize that the objective is measured over time because we recognize that interest rates, reserve development and weather, among other factors, impact our results from year to year, and that there are years — or longer periods — and environments in which a mid-teens return is not attainable and other years

in which we expect we will achieve or exceed a mid-teens return. For example, we established the mid-teens goal when the ten-year Treasury was yielding approximately 5%, and in that environment a mid-teens return on equity was industry-leading, whereas ten-year Treasury rates have remained extremely low for over a decade and fell below 1% for the first time ever in 2020. Our ability to achieve a mid-teens return over time going forward will depend on interest rates returning to more normal levels by historical standards. In any event, the Company aspires to generate a core return on equity that is industry-leading.

The targeted returns for 2020 reflected interest rates at record low levels and assumed that catastrophes would be consistent with normalized levels reflecting long-term historical experience. In addition, in evaluating the appropriateness of the targets set for core return on equity, the Compensation Committee considers our return on equity relative to the Compensation Comparison Group, the U.S. property and casualty insurance industry generally and our estimated cost of equity. This relationship to industry returns, over time, is described in the chart on page 34. As a result, when the Board approved our 2020 financial plan, both management and the Board believed the plan to be reasonably difficult to achieve.

Notably, the Company's financial plan—and thus its targets—did not include any planned reserve development, positive or negative. The Company's actuarial estimates always reflect management's best estimates of ultimate loss as of the relevant date. As a result, when developing financial plans, the Company does not budget for, or target, prior year reserve development. Adjustments to actual adjusted core return on equity for prior year reserve development related to asbestos and environmental coverages are made because, to a significant degree, those items relate to policies that were written decades ago and, particularly in the case of asbestos, arise to a significant extent as a result of court decisions and other trends that have attempted to expand insurance coverage far beyond what we believe to be the intent of the original parties. Accordingly, their financial impact is largely beyond the control of current management.

For 2020, our core return on equity and adjusted core return on equity compared to our targets were as follows:

**CORE RETURN ON EQUITY**



**ADJUSTED CORE RETURN ON EQUITY**

Excluding catastrophes and prior year reserve development related to asbestos and environmental coverages.



When evaluating these results, the Compensation Committee considered these results relative to the U.S. property and casualty insurance industry as a whole. In particular, the Company's 2020 return on equity of 10.0% exceeded the average return on equity for the domestic property and casualty industry in 2020 of approximately 5.1%, as estimated by Conning.

**Other Financial Metrics**

In determining annual cash bonuses to be paid to the named executive officers, the Compensation Committee evaluates the Company's performance with respect to not only core return on equity, but also a broad range of other financial metrics including, among other things, core income and core income per diluted share and other metrics that contribute to those amounts, such as written and earned premiums, investment income and expense management. In 2020, other than with respect to the increase in core income, none of these other financial metrics was individually material to 2020 compensation decisions.

The relevant targets for these other financial metrics were included in the 2020 financial plan approved by the Board at the end of 2019. The following charts show actual 2020 core income, core income per diluted share and adjusted core income (excluding prior year reserve development related to asbestos and environmental ("A&E") and catastrophes) compared to the 2019 results and the corresponding metrics contained in the Company's 2020 financial plan. As demonstrated by the charts below, for 2020, each of core income, core income per diluted share and core income before A&E and catastrophes was higher compared to 2019 and exceeded the respective goal in the Company's financial plan.

**CORE INCOME**



**CORE INCOME PER DILUTED SHARE**



**CORE INCOME BEFORE A&E AND CATASTROPHES**



(1) As discussed above, the 2020 targets for core income and core income per diluted share assume catastrophes consistent with more normalized levels reflecting long-term historical experience. In addition, the 2020 targets for core income, core income per diluted share and core income before A&E and catastrophes do not include any planned reserve development, either positive or negative.

**Amount of 2020 Annual Cash Bonuses**

At its February 2021 meeting, in light of the quantitative and qualitative factors described above and the substantial contributions made by the named executive officers in achieving these results, and to recognize that all of the named executive officers individually performed at superior levels, the Compensation Committee determined in its judgment to set the amounts of the named executive officers' 2020 cash bonuses at the levels described below:

| | Annual cash bonus | Change in annual cash bonus compared to 2019 |
|---|---|---|
| **Mr. Schnitzer** | $6.2 million | Increased by approximately 3% in consideration of the Company's strong financial results and Mr. Schnitzer's strong leadership in navigating the Company through the operating and economic conditions faced by the industry this year. |
| **Mr. Frey** | $2.1 million | Increased by 20% to reflect his contribution to the Company's strong financial results, and overall superior performance and to position his total direct compensation for 2020 closer to the median when compared to other chief financial officers in our Compensation Comparison Group. |
| **Mr. Kess** | $2.755 million | Increased by 3% to reflect their respective contribution to the Company's strong financial results and overall superior performance |
| **Mr. Toczydlowski** | $2.315 million | |
| **Mr. Klein** | $2.165 million | |

## Long-Term Stock Incentives

The Compensation Committee believes that the interests of executives and shareholders should be closely aligned. Accordingly, a significant portion of the total compensation for the named executive officers is in the form of stock-based long-term incentive awards.

### Metrics

In determining the size of the total long-term incentive opportunity, the Compensation Committee considers a number of factors, including the factors applied with regard to the determination of the annual cash bonus award. Once the performance share award has been granted, the number of shares that a named executive officer will receive upon vesting, if any, depends on the Company's attainment of specific financial targets related to core return on equity. These targets, which are described on page 50, are specified at the time the awards are granted and, unlike the practice of most companies, disclosed in advance to shareholders to enable a full evaluation of the rigor of our performance goals and how the performance schedule compares to our cost of equity. The value provided by the stock options is determined solely on the appreciation of the stock price subsequent to the time of the award.

#### Link to Strategy

Long-term stock-based incentives ensure that our executive officers have a continuing stake in our long-term success and manage the business with a long-term, risk-adjusted perspective.

### Guidelines for the Allocation of Annual Equity Grants

The Compensation Committee, with advice from its independent compensation consultant, has developed guidelines for the allocation of annual grants of equity compensation between performance shares and stock options. Under the guidelines, the mix of long-term incentives, for the named executive officers, based on the grant date fair value of the awards, is approximately:



**40%**
Stock
Options

**60%**
Performance
Shares

These allocations are intended to result in a mix of annual long-term incentives that is sufficiently performance-based and will result in:

- a large component of total compensation being tied to the achievement of specific, multi-year operating performance objectives and changes in shareholder value (performance shares); and

- an appropriate portion being tied solely to changes in shareholder value (stock options).

The mix of annual long-term incentive compensation reflects the Compensation Committee's judgment as to the appropriate balance of these incentives to achieve its objectives. While the aggregate grant date fair values of equity awards granted to the named executive officers take into account both individual and Company performance, the mix of equity incentives awarded annually is fixed and generally does not vary from year-to-year. For a description of the equity awards granted in fiscal year 2020, refer to "—Grants of Plan-Based Awards in 2020" on page 61.

## Annual Equity Grants

At its **February 2021 meeting**, the Compensation Committee determined to grant the named executive officers stock-based long-term incentive awards as described in the chart below. In making that determination, the Compensation Committee recognized that all of the named executive officers individually performed at superior levels and contributed substantially to our strong 2020 financial results in a challenging operating and economic environment. The Compensation Committee also considered that the named executive officers were highly effective working as a team in driving the Company's strategic financial plan and innovation agenda.

| | Stock-based long-term incentive award grant date fair value | Change in grant date fair value compared to awards granted in 2020 |
|---|---|---|
| **Mr. Schnitzer** | $11.5 million | Increased by $750,000 in consideration of the Company's strong financial results and Mr. Schnitzer's strong leadership in navigating the Company through the operating and economic conditions faced by the industry this year. |
| **Messrs. Frey and Kess** | 3.0 times base salary | Consistent with prior year. |
| **Messrs. Toczydlowski and Klein** | 3.0 times base salary | Increased from 2.5 times base salary to 3.0 times base salary to reflect their time in their respective roles and superior performance, and to raise their multiple of base salary to be consistent with the multiple of base salary for Messrs. Frey and Kess. |

These equity awards approved for the named executive officers at the **February 2021 meeting**, will be reflected in the "Summary Compensation Table" in our Proxy Statement for our 2022 annual meeting.

At its **February 2020 meeting**, the Compensation Committee granted the following stock-based long-term incentive awards:

| | Stock-based long-term incentive award grant date fair value | Change in grant date fair value compared to awards granted in 2019 |
|---|---|---|
| **Mr. Schnitzer** | $10.75 million | Increased by $1.75 million, in consideration of the Company's strong financial results and strategic achievements since Mr. Schnitzer became Chief Executive Officer in 2015 and to position his total compensation closer to the median when compared to other chief executive officers in our Compensation Comparison Group. |
| **Mr. Frey** | 3.0 times base salary | Increased from 2.5 times base salary to reflect Mr. Frey's successful completion of his first full year as Chief Financial Officer. |
| **Mr. Kess** | 3.0 times base salary | Consistent with prior year. |
| **Mr. Toczydlowski** | 2.5 times base salary | Consistent with prior year. |

Mr. Klein was not a named executive officer for the 2019 fiscal year.

These equity awards, approved at the February 2020 meeting, are reflected in the Summary Compensation Table on page 59.

The ultimate value of stock-based long-term incentive awards at the time of vesting or, in the case of stock options, exercise, may be greater than or less than the grant date fair value, depending upon our operating performance and changes in the value of our stock price. The grant date fair values of long-term incentive awards are computed in accordance with the accounting standards described in footnote (1) to the "Summary Compensation Table" on page 59.

Consistent with our historical practice, 60% of the stock-based long-term incentive awards were granted in the form of performance shares and 40% of the stock-based long-term incentive awards were granted in the form of stock options in each of 2021 and 2020.

### Performance Shares

Under our program for granting performance shares, we may grant performance shares to certain of our employees who hold positions of vice president (or its equivalent) or above, including the named executive officers. These awards provide the recipient with the right to receive a variable number of shares of our common stock based upon our attainment of specified performance goals. The performance goals for performance share awards granted in 2021 and 2020 are based upon our attaining various adjusted returns on equity over three-year performance periods commencing January 1, 2021, and ending December 31, 2023, and commencing January 1, 2020, and ending December 31, 2022, respectively (in each case, "Performance Period Return on Equity").

Performance Period Return on Equity represents the average of the "Adjusted Return on Equity" for each of the three calendar years in the performance period. The "Adjusted Return on Equity" for each calendar year is determined by dividing "Adjusted Operating Income" by "Adjusted Shareholders' Equity" for the year, each as defined in the Performance Share Awards Program and described below.

"Adjusted Core Income", as defined in the performance share awards granted in 2020, excludes the after-tax effects of:

- specified losses from officially designated catastrophes;
- asbestos and environmental reserve charges or releases;
- net realized investment gains or losses in the fixed maturities and real estate portfolios;
- extraordinary items; and
- the cumulative effect of accounting changes and federal income tax rate changes, and restructuring charges, each as defined by GAAP and each as reported in our financial statements (including accompanying footnotes and management's discussion and analysis);

and is then reduced by the after-tax dollar amount for expected "normal" catastrophe losses. In the first year of the performance period, such expected "normal" catastrophe losses are represented by a fixed amount set forth in the terms of the performance shares ($1.06 billion for 2020). In the two subsequent years of the performance period, such fixed amount for catastrophes is adjusted up or down by formula to reflect any increases or decreases, as the case may be, in written premiums in specified catastrophe-exposed commercial and personal lines. For performance shares granted in 2021, the definition of Adjusted Core Income was modified to reflect technical changes to the accounting guidance and terminology.

"Adjusted Core Income" is also reduced by an amount reflecting the historical level of credit losses (on an after-tax basis) associated with our fixed-income investments. The Compensation Committee believes this reduction of Adjusted Core Income is appropriate because credit losses in our fixed-income portfolio are part of reported net income but not core income and thus, absent making this reduction, would not be reflected in Adjusted Core Income. Specifically, for performance share awards granted in February 2021 and February 2020, the annual reduction is determined by multiplying a fixed factor (expressed as 2.25 basis points) by the amortized cost of the fixed maturity investment portfolio at the beginning of each quarter during the relevant year in the performance period and adding such amounts (on an after-tax basis) for each year in the performance period.

"Adjusted Shareholders' Equity" for each year in the performance period is defined in the Performance Share Awards Program as the sum of our total common shareholders' equity, as reported on our balance sheet as of the beginning and end of the year (excluding net unrealized appreciation or depreciation of investments and adjusted as set forth in the immediately following sentence), divided by two. In calculating Adjusted Shareholders' Equity, our total common shareholders' equity as of the beginning and end of the year is adjusted to remove the cumulative after-tax impact of the following items during the performance period: (1) discontinued operations and (2) the adjustments and reductions made in calculating Adjusted Core Income.

The Compensation Committee selected Performance Period Return on Equity as the performance measure in the Performance Share Plan because the Compensation Committee believes it is the best measure of return to shareholders and efficient use of capital over a multi-year period, as described further above under "—Pay-for-Performance Philosophy" and "Objectives of Our Executive Compensation Program".

The Compensation Committee seeks to establish the Performance Period Return on Equity standards such that 100% vesting requires a level of performance over the performance period that is expected to be in the top tier of the industry.

In considering what would constitute such top tier performance over a future three-year period, the Compensation Committee considered:

- Recent and historical trends in return on equity for the domestic property and casualty insurance industry, including industry peers included in the Company's Compensation Comparison Group;

- Recent and historical trends in core return on equity for the Company;

- Current and expected underwriting and investment market conditions;

- The Company's business plan and the Company's cost of equity;

- That performance is measured over a three-year period and the plan and related award agreements do not provide for adjustments to be made during the performance period (other than in the case of specifically enumerated events, such as changes in corporate income tax rates and accounting changes). Accordingly, there is uncertainty, particularly in the second and third years of the performance period, and what actually constitutes top-tier performance during the performance period may differ from expectations due to factors that impact the Company's performance objectives and are both difficult to forecast in advance and are outside of the control of management. These factors include, among others, changes in the level of economic activity, interest rates and the competitive environment for pricing;

- That our financial goal of achieving a mid-teens core return on equity over time will depend on interest rates returning to more normal levels by historical standards and that the ongoing objective of achieving an industry-leading core return on equity over any period, and in particular a short- or medium-term period such as three years, would, in its view, be reasonably difficult to achieve; and

- That the Company's actuarial estimates reflect management's best estimates of ultimate loss as of the relevant date and, accordingly, the Company's financial plans do not include any prior year reserve development, positive or negative.

Accordingly, while the Compensation Committee does not implement a formulaic calculation based on relative performance, which it believes could result in over or under compensation, it does set the Performance Period Return on Equity standards after considering the level of historical and expected performance that would constitute superior returns relative to other companies in the industry, including industry peers included in our Compensation Comparison Group.

For performance shares granted in 2021 and 2020, the number of shares that vest, if any, is contingent upon our attaining Performance Period Return on Equity as indicated on the following chart. Performance falling between any of the identified points in the applicable chart below will result in an interpolated vesting percentage (for example, a Performance Period Return on Equity of 9% will yield a vesting of 83.3% for the performance shares granted in 2020 and 2021).

**PERFORMANCE SHARES GRANTED IN 2021 AND 2020: PERFORMANCE PERIOD RETURN ON EQUITY STANDARDS**

| | Vesting Percentage | Performance Period Return on Equity for Performance Shares | |
| | | Granted in 2020 | Granted in 2021 |
|---|---|---|---|
| **Threshold** | 0% | <8.0% | <8.0% |
| | 50% | 8.0% | 8.0% |
| | 75% | 8.5% | 8.5% |
| | 100% | 10.0% | 10.0% |
| | 110% | 13.5% | 10.5% |
| | 120% | 14.5% | 11.0% |
| | 130% | 15.0% | 11.5% |
| | 140% | 15.5% | 12.0% |
| | 150% | ≥ 16.0% | 12.5% |
| | 160% | — | 13.0% |
| | 180% | — | 14.5% |
| **Maximum** | 200% | — | 16.0% |

In setting the Performance Period Return on Equity of 10.0% that is required for 100% vesting for both the performance shares granted in 2020 and the performance shares granted in 2021, the Compensation Committee considered that, in each case, a Performance Period Return on Equity of 10% would meaningfully exceed the average return on equity for the domestic property and casualty insurance industry of 8.2% for 2019, and 5.1% for 2020, respectively. In addition, the Compensation Committee considered that a Performance Period Return on Equity of 10% would exceed our cost of equity and meaningfully exceed the actual average return on equity for the domestic property and casualty industry for the immediately preceding ten years. See the chart on page 34 which shows the historical returns on equity for the Company and the domestic property and casualty insurance industry.

Because the performance shares are a long-term incentive intended to align a significant portion of our executives' compensation with return on equity objectives over time, the Compensation Committee generally seeks to maintain consistency in the Performance Period Return on Equity standards from year-to-year. However, the Compensation Committee does from time to time make adjustments if it determines that there have been significant changes in the returns that it expects will constitute top tier performance.

In setting the Performance Period Return on Equity levels for the performance shares granted in February 2020, the Compensation Committee decided not to make any changes to the Performance Period Return on Equity standards as compared to the levels for the performance shares granted in 2019.

In setting the Performance Period Return on Equity levels for the performance shares granted in February 2021, the Compensation Committee decided not to make any changes to the Performance Period Return on Equity levels for 100% or less vesting as compared to the levels for the performance shares granted in February 2020. However, based in part on the advice of its independent compensation consultant, the Compensation Committee recalibrated the levels of Performance Period Return on Equity required for greater than 100% vesting in order to more appropriately balance potential payouts and performance relative to the Compensation Comparison Group. In making these decisions with respect to the performance shares granted in February 2021, the Compensation Committee considered that:

- the Company's return on equity was slightly above the 60th percentile over the past six performance share cycles, yet it had the lowest average payout for performance share awards over the same six performance cycles, in each case, as compared to the property and casualty companies included in the Compensation Comparison Group; and

- under the prior performance vesting grid, the Company's maximum vesting percentage of 150% was substantially below (1) the average maximum vesting percentage for our Compensation Comparison Group of 176% and (2) the median maximum vesting percentage for our Compensation Comparison Group of 200%.

To support our recruitment and retention objectives and to encourage a long-term focus on our operations, the performance shares vest subject to both the satisfaction of the requisite performance goals and the participant meeting specified service period criteria. The program provides for accelerated vesting and/or waiver of service requirements in the event of death, disability or a qualifying "retirement", as defined in the awards. The performance shares granted in 2020 vest pro-rata upon a qualified retirement and the performance shares granted in 2021 continue to fully vest according to the original vesting schedule upon a qualified retirement. The Compensation Committee modified the retirement treatment for the performance shares granted in 2021 to be more consistent with the retirement treatment of awards granted by more than 90% of the peer companies in the Company's Compensation Comparison Group, based in part on the advice of the Compensation Committee's independent compensation consultant.

In the event of a participant's voluntary termination for "good reason" or involuntary termination without "cause" within 24 months following a change in control of the Company, the service vesting requirements with respect to the performance share grants will be waived.

Further, under his employment agreement, Mr. Schnitzer is entitled to conversion of all of his performance shares into time-vesting awards upon a change in control and he is entitled to accelerated vesting of all of his equity awards if his equity awards are not assumed by the surviving entity following a change in control or in the event of a voluntary termination for "good reason" or an involuntary termination without "cause" (each as defined in his employment letter) within 24 months following a change in control of the Company. These provisions are included to minimize the potential influence of the treatment of these equity awards in connection with a change in control on Mr. Schnitzer's and our other executives' decision-making processes and to conform the terms of our program more closely to compensation practices among our peers. The Compensation Committee believes that these provisions will enhance Mr. Schnitzer's and our other executives' independence and objectivity when considering a potential transaction. These provisions are described in more detail under "—Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control— Summary of Key Agreements—Mr. Schnitzer's Employment Letter".

New performance share cycles commence annually and overlap one another, helping to foster retention and reduce the impact of the volatility in compensation associated with changes in our annual return on equity performance. Dividend equivalent shares are paid only when and if performance shares vest, and are paid, in shares, at the same vesting percentage as the underlying performance shares.

### Payment of Performance Shares Granted for the 2018-2020 Period

In February 2021, the Compensation Committee reviewed and subsequently certified the results for the performance shares granted to the named executive officers in 2018. Payout of shares under these performance share awards was subject to attaining specified adjusted returns on equity over the three-year performance period commencing on January 1, 2018, and ending on December 31, 2020. The adjusted return on equity for such performance period was 12.4%, which resulted in the vesting of the performance shares at 106.9%.

No discretionary adjustments were made by the Committee to modify the performance share payouts due to factors related to the pandemic.

### Stock Options

All stock options are granted with an exercise price equal to the closing price of the underlying shares on the date of grant. Our annual award of stock options generally vests 100% three years after the date of grant and has a maximum expiration date of ten years from the date of grant. The named executive officers are entitled to accelerated vesting of their stock options following a qualified retirement, death or disability or in the event of a voluntary termination for "good reason" or involuntary termination without "cause" within 24 months following a change in control of the Company. For a description of other vesting events see "—Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control".

Under the Amended and Restated 2014 Stock Incentive Plan, stock options cannot be "repriced" unless such repricing is approved by our shareholders.

## Other Compensation
### Pension Plans

We provide retirement benefits as part of a competitive pay package to retain employees. Specifically, we currently offer U.S. employees a tax-qualified defined benefit plan with a cash-balance formula, with some grandfathered participants accruing benefits under a final average pay formula. Also, a number of employees and executives participate or have accrued benefits in other pension plans which are frozen as to new participants and/or new accruals. Under the cash-balance formula, each enrolled employee has a hypothetical account balance, which grows with interest and pay credits each year.

In addition, we sponsor a non-qualified excess benefit retirement plan that covers U.S. employees whose tax-qualified plan benefit is limited by the Internal Revenue Code with respect to the amount of compensation that can be taken into account under a tax-qualified plan. The non-qualified plan makes up for the benefits that cannot be provided by the qualified plan as a result of those Internal Revenue Code limits by using the same cash-balance pension formula that applies under the qualified plan. The purpose of this plan is to ensure that employees who receive retirement benefits only through the qualified cash-balance plan and employees whose qualified plan benefit is limited by the Internal Revenue Code are treated substantially the same. The details of the existing plans are described more fully under "—Post-Employment Compensation—Pension Benefits for 2020" on page 65.

**Deferred Compensation**

In the United States, we offer a tax-qualified 401(k) plan to employees and a non-qualified deferred compensation plan to employees who hold positions of vice president or above. Both plans are available to the named executive officers.

The non-qualified deferred compensation plan allows an eligible employee to defer receipt of a portion of his or her salary and/or annual bonus until a future date or dates elected by the employee. This plan provides an additional vehicle for employees to save for retirement on a tax-deferred basis. The deferred compensation plan is not funded by us and does not provide preferential rates of return. Participants have only an unsecured contractual commitment by us to pay amounts owed under that plan.

For further details, see "—Post-Employment Compensation—Non-Qualified Deferred Compensation for 2020" on page 67.

**Other Benefits**

We also provide other benefits described below to our named executive officers, which are not tied to any performance criteria. Rather, these benefits are intended to support objectives related to the attraction and retention of highly skilled executives and to ensure that they remain appropriately focused on their job responsibilities without unnecessary distraction.

**Personal Security**

We have established a security policy in response to a study prepared by an outside consultant that analyzed security risks to our Chief Executive Officer based on a number of factors, including travel patterns and past security threats. This security policy is periodically reviewed by an outside security consultant. In accordance with the security policy, a Company car and driver or other ground transportation arrangements are provided to our Chief Executive Officer for business and personal travel. These ground transportation services provide the necessary security for, and maintain the health and safety of, our Chief Executive Officer and enable him to conduct business on behalf of the Company while in transit. The methodologies we use to value the personal use of a Company car and driver and other ground transportation arrangements as a perquisite are described in footnote (5) to the "Summary Compensation Table". In 2020, the aggregate incremental cost for personal use of a Company car and driver and other ground transportation provided pursuant to our security policy for our Chief Executive Officer was $7,125.

As required by the security policy, our Chief Executive Officer uses our aircraft for business and personal air travel. Use of our Company aircraft provides the necessary security for, and maintains the health and safety of, our Chief Executive Officer and enables him to be immediately available to respond to business priorities from any location and to use his travel time productively for the Company's benefit. Our Chief Executive Officer reimburses the Company for personal travel on our aircraft in an amount equal to the incremental cost to the Company associated with such personal travel, provided that the amount does not exceed the maximum amount legally payable under FAA regulations, in which case our Chief Executive Officer reimburses such maximum amount.

Our Chief Executive Officer is responsible for all taxes due on any income imputed to him in connection with his personal use of Company-provided transportation.

In addition, under the security policy described above, we provide our Chief Executive Officer with additional home security enhancements and other protections. The methodology we use to value the incremental costs of providing additional home security enhancements and other protections to our Chief Executive Officer is the actual cost to us of home security and other equipment or other personal security protection and any other incremental related expenses. In 2020, the aggregate incremental cost of security for our Chief Executive Officer was $3,421 as shown in footnote (5) to the "Summary Compensation Table".

**Other Transportation on Company Aircraft**

We also on occasion provide transportation on Company aircraft for spouses or others, although under SEC rules, such spousal or other travel may not always be considered to be directly and integrally related to our business. Consistent with past practice, we only reimburse the named executive officers for any tax liabilities incurred with respect to travel by spouses or others if such travel is considered directly and integrally related to business.

**Health Benefits; Treatment of Higher Paid and Lower Paid Employees**

We subsidize health benefits more heavily for lower paid employees as compared to higher paid employees, such as the named executive officers. Accordingly, our higher paid employees pay a significantly higher percentage of the cost of their health benefits than our lower paid employees.

**Financial and Tax Planning**

We offer financial and tax planning services to our named executive officers.

# Additional Compensation Information

## Compensation Comparison Group

Our Compensation Comparison Group includes:

Key competitors in the **property and casualty insurance** industry —

- American International Group, Inc.
- Allstate Corporation
- Chubb Ltd.
- Hartford Financial Services Group
- Progressive Corporation

General **financial services** and **life and health insurance** companies of relatively similar size and complexity —

- Aflac
- American Express
- Bank of New York Mellon
- Humana
- Lincoln National
- Marsh & McLennan
- MetLife Inc.
- Prudential Financial Inc.

We regard these companies as potential competition for executive talent.

As of December 31, 2020, the Company's return on equity was approximately at the 46th percentile of the Compensation Comparison Group, its net income and revenue were each approximately at the 38th percentile of the Compensation Comparison Group and its market cap was at 94% of the median of the Compensation Comparison Group. The Compensation Committee reviews the composition of our peer group annually to ensure that the companies constituting the peer group continue to provide meaningful and relevant compensation comparisons. The Compensation Committee did not make any changes to our Compensation Comparison group in 2020 as a result of this review.

## Non-Competition Agreements

All members of our Management Committee, including the named executive officers, have signed non-competition agreements. The agreements provide that, upon an executive's termination of employment, we may elect to, and in the event of Mr. Schnitzer's voluntary termination for "good reason" or involuntary termination without "cause" within the 24-month period following a change in control, we have elected to, impose a six-month non-competition obligation upon the executive that would preclude the executive, subject to limited exceptions, from (1) performing services for or having any ownership interest in any entity or business unit that is primarily engaged in the property and casualty insurance business or (2) otherwise engaging in the property and casualty insurance business. This restriction will apply in the United States and any other country where we are physically present and engaged

in the property and casualty insurance business as of the executive's termination date.

If we elect to enforce the non-competition terms, and the executive complies with all of the obligations under the agreement, then the executive will be entitled to:

- receive a lump sum payment at the end of the six-month restricted period equal to the sum of (1) six-months' base salary plus (2) 50% of the executive's average annual bonus for the prior two years plus (3) 50% of the aggregate grant date fair value of the executive's average annual equity awards for the prior two years; and

- reimbursement for the cost of continuing health benefits on similar economic terms as in place immediately prior to the executive's termination date during the six-month non-competition period or payment of an equivalent amount, payable at the end of the six-month restricted period.

## Timing and Pricing of Equity Grants

The Compensation Committee typically makes annual awards of equity at its meeting held in early February, which is set in advance as part of the Board's annual calendar of scheduled meetings. The Compensation Committee has in the past, and may in the future, make limited grants of equity on other dates in order to retain key employees, to compensate an employee in connection with a promotion or to compensate newly hired executives for equity or other benefits lost upon termination of their previous employment or to otherwise induce them to join us.

Under our Governance Guidelines, the Compensation Committee may make off-cycle equity grants only on previously determined dates in each calendar month, which will be either (1) the date of a regularly scheduled Board or Compensation Committee meeting, (2) the next succeeding 15th day of the calendar month (or if the 15th is not a business day, the business day immediately preceding the 15th) or (3) in the case of grants in connection with new hires and/or promotions, on, or within 15 days of, the first day of employment or other personnel change. The grant date of equity grants to executives is the date of Compensation Committee approval. As discussed above, the exercise price of stock option grants is the closing market price of our common stock on the date of grant.

As discussed under "Governance of Your Company—Committees of the Board and Meetings—Compensation Committee" on page 11, the Compensation Committee has delegated to the Chief Executive Officer, subject to the prior written consent of our Executive Vice President and General Counsel, the authority to make limited "off-cycle" grants to employees who are not Committee Approved Officers on the grant dates established by our Governance Guidelines. For these grants, as discussed above, the grant date is the date of such approval, and the exercise price of all stock options is the closing market price of our common stock on the date of grant.

Under the 2014 Stock Incentive Plan, stock options cannot be "repriced" unless such repricing is approved by our shareholders. See "Governance of Your Company—Dating and Pricing of Equity Grants" on page 20.

We monitor and periodically review our equity grant policies to ensure compliance with plan rules and applicable law. We do not have a program, plan or practice to time our equity grants in coordination with the release of material, non-public information.

## Severance and Change in Control Agreements

All of our current senior executives, other than Mr. Schnitzer, are covered by our severance plan. Mr. Schnitzer's letter agreement, discussed at greater length below under "—Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control—Summary of Key Agreements" on page 71, contains severance benefits that are triggered under some circumstances, including some circumstances related to a change in control of the Company.

Each of our named executive officers, other than Mr. Schnitzer, has entered into an agreement with us pursuant to which the named executive officer is granted enhanced severance benefits in exchange for agreeing to non-solicitation and non-disclosure provisions. Under the terms of such agreements, these named executive officers are eligible to receive a severance benefit if they are involuntarily terminated due to a reduction in force or for reasons other than "cause" or if they are asked to take a substantial demotion. The terms of these agreements are described more fully under "—Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control—Summary of Key Agreements" on page 71.

In addition, based on the advice of the Compensation Committee's independent compensation consultant and consistent with market practice, the equity awards made in February 2021 and 2020, including those made to the named executive officers, provide for waiver of service vesting conditions in the event of a voluntary termination for "good reason" or an involuntary termination without "cause" within 24 months of a change in control.

The Compensation Committee believes that these severance agreements and, in some circumstances, change in control arrangements are necessary to attract and retain the talent necessary for our long-term success. The Compensation Committee also believes that these severance and change in control programs allow our executives to focus on duties at hand and provide security should their employment be terminated as a result of an involuntary termination without cause or a constructive discharge or following a change of control, as applicable. For these reasons, and based on advice of the Compensation Committee's independent compensation consultant, the Compensation Committee believes that these arrangements are appropriate and consistent with similar provisions agreed to by members of our Compensation Comparison Group and their executive officers.

None of the severance and change in control agreements with the named executive officers include excise tax gross-up protections.

## Stock Ownership Guidelines, Anti-Hedging and Pledging Policies, and Other Trading Restrictions

We maintain an executive stock ownership policy under which executives are expected to accumulate and retain specified levels of ownership of our equity securities until termination of employment, so as to further align the interests of management and shareholders. The Compensation Committee developed this policy based in part on an analysis of policies instituted at our peer competitors. Under the policy, executives have target ownership levels as follows:

| Rank | Target Stock Ownership Level |
|---|---|
| **CEO** | The lesser of 150,000 shares or the equivalent value of 500% of base salary |
| **Vice chairmen and executive vice presidents** | The lesser of 30,000 shares or the equivalent value of 300% of base salary |
| **Senior vice presidents** | The lesser of 5,000 shares or the equivalent value of 100% of base salary |

The stock ownership levels of all persons subject to this policy are calculated on a quarterly basis. In determining an executive's share ownership level, the following are included:

- 100% of shares held directly by the executive;
- 100% of shares held indirectly through our 401(k) Savings Plan or deferred compensation plan;
- 50% of unvested performance shares (assuming the target number of performance shares will vest); and
- a number of shares with a market value equal to 50% of any unrealized appreciation in stock options, whether vested or unvested.

As of December 31, 2020, each of our named executive officers was in compliance with our stock ownership policy.

> The policy provides that executives who have not achieved these levels of stock ownership are expected to retain the shares acquired upon exercising stock options or upon the vesting of restricted stock, restricted stock units or performance shares (other than shares used to pay the exercise price of options and withholding taxes) until the requirements are met.

We have a securities trading policy that sets forth guidelines and restrictions applicable to employees' and directors' transactions involving our stock. Among other things, this policy prohibits our employees and directors from engaging in short-term or speculative transactions involving our stock, including purchasing our stock on margin, short sales of our stock (that is, selling stock that is not owned and borrowing shares to make delivery), buying or selling puts, calls or other derivatives related to our stock and arbitrage trading or day trading of our stock. Directors and executive officers are not allowed to pledge Company stock without the consent of the Company, and no shares beneficially owned by them are pledged.

## Recapture/Forfeiture Provisions

Our Board has adopted a policy requiring the reimbursement and/or cancellation of all or a portion of any incentive cash bonus or stock-based incentive compensation awarded after February 1, 2010 to members of our Management Committee or other officers who are subject to Section 16 of the Exchange Act when the Compensation Committee has determined that all of the following factors are present:

- the award and/or payout of an award was predicated upon the achievement of financial results that were subsequently the subject of a restatement;
- the employee engaged in fraud or willful misconduct that was a significant contributing factor in causing the restatement; and
- a lower award and/or payout of an award would have been made to the employee based upon the restated financial results.

Incentive compensation is granted subject to the policy that, in each such instance described above, the Company will, to the extent permitted by applicable law and subject to the discretion and approval of the Compensation Committee, taking into account such facts and circumstances as it deems appropriate, including the costs and benefits of doing so, seek to recover the employee's cash bonus and/or stock-based incentive compensation paid or issued to the employee in excess of the amount that would have been paid or issued based on the restated financial results. If the Compensation Committee determines, however, that, after recovery of an excess amount from an employee,

the employee is nonetheless unjustly enriched, it may seek recovery of more than such excess amount up to the entire amount of the bonus or other incentive compensation.

In addition, under the terms of our executive equity award agreements, in the event that the employment of an executive, including the named executive officers, is terminated for gross misconduct or for cause, as determined by the Compensation Committee, all outstanding vested and unvested awards are cancelled upon his or her termination.

Further, in connection with equity awards, the named executive officers and other recipients of equity awards are parties to an agreement that provides for the forfeiture of unexercised or unvested awards and the recapture by us of any compensatory value, including any amount included as compensation in his or her taxable income, that the former executive received or realized by way of payment, exercise or vesting during the period beginning 12 months prior to

the date of termination of employment with us, and ending 12 months after the date of the termination of employment with us, if during the 12-month period following his or her termination, the executive:

- fails to keep all confidential information strictly confidential;

- uses confidential information to solicit or encourage any person or entity that is a client, customer, policyholder, vendor, consultant or agent of ours to discontinue business with us after accepting a position with a direct competitor;

- is directly and personally involved in the negotiation or solicitation of the transfer of business away from us; or

- solicits, hires or otherwise attempts to affect the employment of any person employed by us at any time during the last three months of the executive's employment or thereafter, without our consent.

## Shareholder Engagement

Management has had numerous conversations with investors about compensation and governance practices, and management has reported on those conversations to the Compensation Committee. Specifically, as described in "Shareholder Engagement" on page 21 of this Proxy Statement, during 2020, management contacted our largest shareholders and received feedback from beneficial owners of shares aggregating more than 40% of our outstanding shares. After considering our conversations with investors, in which shareholders were generally supportive of our compensation programs, as well as

conversations with proxy advisory firms and the results of the shareholder advisory vote on executive compensation in 2020, where approximately 94.7% of the shares voting "FOR" or "AGAINST" at the meeting voted in favor of the compensation paid to our named executive officers, the Compensation Committee concluded that our executive compensation programs are performing as intended and, consistent with the advice of its independent compensation consultant, determined not to make changes to the core structure of our executive compensation programs.

**OUTREACH**
During 2020, management contacted our largest shareholders.

**TOPICS DISCUSSED**
Key topics included:

- The Company's response to the pandemic
- Board diversity and structure
- Workforce diversity
- Sustainability reporting
- Executive compensation

**COMMUNICATION WITH THE BOARD**
The Corporate Secretary — who participates in shareholder engagement — shares feedback with the Nominating and Governance Committee and the Compensation Committee, and this feedback is reported to the entire board by the Chairs of these committees.

# Total Direct Compensation for 2018-2020 (Supplemental Table)

The following table shows the base salary actually earned during each of the last three years as well as annual cash bonuses paid and equity awards granted to our named executive officers in February in respect of the immediately preceding performance year.

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Equity Awards ($) | Total ($) | Increase (Decrease) from Prior Year (%) |
|---|---|---|---|---|---|---|
| **Alan D. Schnitzer** | 2020 | 1,300,000 | 6,200,000 | 11,500,000 | 19,000,000 | 7 |
| Chairman and | 2019 | 1,000,000 | 6,000,000 | 10,750,000 | 17,750,000 | 17 |
| Chief Executive Officer | 2018 | 1,000,000 | 5,200,000 | 9,000,000 | 15,200,000 | 9 |
| **Daniel S. Frey** | 2020 | 700,000 | 2,100,000 | 2,100,000 | 4,900,000 | 8 |
| Executive Vice President and | 2019 | 687,739 | 1,750,000 | 2,100,000 | 4,537,739 | 47 |
| Chief Financial Officer | 2018 | 461,552 | 1,000,000 | 1,625,000 | 3,086,552 | n/a |
| **Avrohom J. Kess** | 2020 | 900,000 | 2,755,000 | 2,700,000 | 6,355,000 | 1 |
| Vice Chairman and | 2019 | 887,739 | 2,675,000 | 2,700,000 | 6,262,739 | 4 |
| Chief Legal Officer | 2018 | 850,000 | 2,625,000 | 2,550,000 | 6,025,000 | 5 |
| **Gregory C. Toczydlowski** | 2020 | 750,000 | 2,315,000 | 2,250,000 | 5,315,000 | 9 |
| Executive Vice President and President, | 2019 | 737,739 | 2,250,000 | 1,900,000 | 4,887,739 | 3 |
| Business Insurance | 2018 | 700,000 | 2,300,000 | 1,750,000 | 4,750,000 | n/a |
| **Michael F. Klein** | 2020 | 700,000 | 2,165,000 | 2,100,000 | 4,965,000 | n/a |
| Executive Vice President and President Personal Insurance | | | | | | |

## The Purpose Behind This Supplemental Table

This Supplemental Table has been included to provide investors with additional compensation information for the last three performance years. As part of reaching its compensation decisions for a performance year, the Compensation Committee refers to this data. Accordingly, this supplemental information enables investors to better understand the actions of the Compensation Committee with respect to total direct compensation for a performance year. This Supplemental Table is not, however, intended to be a substitute for the information provided in the "Summary Compensation Table" on page 59, which has been prepared in accordance with the SEC's disclosure rules.

## The Differences Between this Supplemental Table and the Summary Compensation Table

The information contained in this Supplemental Table differs substantially from the total direct compensation information contained in the "Summary Compensation Table" for the relevant year because the stock awards and option awards columns for a particular year in the "Summary Compensation Table" report awards actually granted in that fiscal year (not equity awards granted in respect of that performance year). For example, for 2020, the "Summary Compensation Table" includes awards made in February 2020 in respect of the 2019 performance year, but does not include awards made in February 2021 in respect of the 2020 performance year. On the other hand, the "2020" rows in the Supplemental Table presented above include stock-based grants made in February 2021 in respect of the 2020 performance year and not the stock-based grants made in February 2020 in respect of the 2019 performance year.

# Compensation Committee Report

The Compensation Committee has discussed and reviewed the foregoing "Compensation Discussion and Analysis" with management. Based upon this review and discussion, the Compensation Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K.

Submitted by the Compensation Committee of the Company's Board of Directors:

Clarence Otis Jr. (Chair)        Philip T. Ruegger III
Janet M. Dolan                   Donald J. Shepard
Elizabeth E. Robinson

# Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to our Chairman and Chief Executive Officer, our Executive Vice President and Chief Financial Officer and each of our three other most highly compensated executive officers who served in such capacities at December 31, 2020. We refer to these individuals collectively as the "named executive officers".

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards[1] ($) | Option Awards[2] ($) | Non-Equity Incentive Plan Compensation[3] ($) | Change in Pension Value and Non-Qualified Deferred Compensation Earnings[4] ($) | All Other Compensation[5] ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| **Alan D. Schnitzer** | 2020 | 1,300,000 | — | 6,450,017 | 4,300,009 | 6,200,000 | 701,662 | 38,582 | 18,990,270 |
| Chairman and Chief | 2019 | 1,000,000 | — | 5,399,999 | 3,600,004 | 6,000,000 | 676,671 | 102,135 | 16,778,809 |
| Executive Officer | 2018 | 1,000,000 | — | 4,920,031 | 3,279,992 | 5,200,000 | 208,246 | 39,944 | 14,648,213 |
| **Daniel S. Frey** | 2020 | 700,000 | — | 1,260,040 | 840,004 | 2,100,000 | 215,402 | 7,000 | 5,122,446 |
| Executive Vice President | 2019 | 687,739 | — | 974,993 | 649,994 | 1,750,000 | 160,906 | 6,939 | 4,230,571 |
| and Chief Financial Officer | 2018 | 461,552 | — | 185,510 | 117,005 | 1,000,000 | 31,333 | 11,500 | 1,806,900 |
| **Avrohom J. Kess** | 2020 | 900,000 | — | 1,619,995 | 1,080,003 | 2,755,000 | 214,441 | 7,000 | 6,576,439 |
| Vice Chairman and | 2019 | 887,739 | — | 1,530,059 | 1,020,006 | 2,675,000 | 183,974 | 6,662 | 6,303,440 |
| Chief Legal Officer | 2018 | 850,000 | — | 1,440,050 | 959,999 | 2,625,000 | 128,054 | 6,500 | 6,009,603 |
| **Gregory C. Toczydlowski** | 2020 | 750,000 | — | 1,140,055 | 760,004 | 2,315,000 | 457,448 | 23,860 | 5,446,367 |
| Executive Vice President | 2019 | 737,739 | — | 1,049,944 | 700,004 | 2,250,000 | 509,846 | 10,088 | 5,257,621 |
| and President, Business Insurance | 2018 | 700,000 | — | 1,050,037 | 699,998 | 2,300,000 | 97,870 | 7,370 | 4,855,275 |
| **Michael F. Klein** | 2020 | 700,000 | — | 1,050,034 | 700,008 | 2,165,000 | 450,908 | 70,648 | 5,136,598 |
| Executive Vice President and President, Personal Insurance | | | | | | | | | |

(1) The dollar amounts represent the aggregate grant date fair value of stock awards granted during each of the years presented. The grant date fair value of a stock award is measured in accordance with the guidance in FASB ASC Topic 718 using the assumptions discussed in Note 14 to our financial statements for the fiscal year ended December 31, 2020 included in the Company's Annual Report on Form 10-K filed with the SEC on February 11, 2021 (the "Form 10-K"), without taking into account estimated forfeitures. Stock awards in 2018 for Mr. Frey include restricted stock units with a grant date fair value of $10,011. All other stock awards during the years presented reflect performance shares. With respect to the performance shares, the estimate of the grant date fair value determined in accordance with the guidance in FASB ASC Topic 718 assumes the vesting of 100% of the performance shares awarded. Assuming the highest level of performance is achieved (which would result in the vesting of 150% of the performance shares granted), the aggregate grant date fair value of the performance shares reflected in the table above would be:

| Name | 2020 | 2019 | 2018 |
|---|---|---|---|
| **Alan D. Schnitzer** | $9,675,026 | $8,099,999 | $7,380,117 |
| **Daniel S. Frey** | $1,890,060 | $1,462,552 | $   263,249 |
| **Avrohom J. Kess** | $2,430,059 | $2,295,088 | $2,160,076 |
| **Gregory C. Toczydlowski** | $1,710,149 | $1,574,979 | $1,575,126 |
| **Michael F. Klein** | $1,575,050 | $       n/a | $       n/a |

The dividend equivalents attributable to performance shares are deemed "reinvested" in additional performance shares and will only be distributed upon the vesting, if any, of the performance shares in accordance with the performance share award terms. In accordance with the SEC's rules, dividend equivalents on performance shares, as well as cash dividends on restricted stock units, are not required to be reported because the values of such future dividends are factored into the grant date fair value of the awards. For a discussion of specific stock awards granted during 2020, see "Grants of Plan-Based Awards in 2020" below and the narrative discussion that follows.

(2) The dollar amounts represent the grant date fair value of stock option awards granted during each of the years presented. The grant date fair value of a stock option award is measured in accordance with the guidance in FASB ASC Topic 718 using the assumptions discussed in Note 14 to our financial statements for the fiscal year ended December 31, 2020 included in the Company's Form 10-K, without taking into account estimated forfeitures. For a discussion of specific stock option awards granted during 2020, see "Grants of Plan-Based Awards in 2020" below and the narrative discussion that follows.

(3) Reflects annual cash incentive compensation paid in 2021 for performance year 2020, cash incentive compensation paid in 2020 for performance year 2019 and cash incentive compensation paid in 2019 for performance year 2018, respectively. For a discussion of the Company's annual cash bonus determinations, see "Compensation Discussion and Analysis—Compensation Elements and Decisions—Annual Cash Bonus".

(4) These amounts represent the aggregate change in actuarial present value of accumulated pension benefits for each of the years presented, using the same pension plan measurement date used for financial statement reporting purposes. We do not provide any of our executives with any above-market or preferential earnings on non-qualified deferred compensation. For additional information about pension benefits, see "Post-Employment Compensation—Pension Benefits for 2020" below.

(5) For 2020, "All Other Compensation" for Mr. Schnitzer includes $7,125 for personal use of a Company car and driver and other ground transportation arrangements, calculated as described below, $3,421 of personal security expenses, calculated at the actual costs to us, incurred on his behalf pursuant to the Company's executive security program, and $16,932 for tax and financial planning services calculated at the actual costs to us.

Pursuant to our security policy, in 2020, we provided a car and driver or other ground transportation arrangements to Mr. Schnitzer for business and personal travel. We calculated the incremental cost to us for the personal use of any Company car and driver (including commuting and business travel not considered directly and integrally related to the performance of the executive's duties) based on the operating costs, such as fuel and maintenance, related to such travel. Compensation and benefits for the employee drivers are not included in the calculation of incremental cost because the employee drivers are members of our security staff, and, consistent with our executive security policy, we would have otherwise incurred such costs for business purposes, whether or not the driver was available to Mr. Schnitzer for personal travel. The incremental costs of personal trips using other ground transportation arrangements, such as car services, are valued at the actual cost to us.

Mr. Schnitzer uses Company aircraft for business and personal air travel as required by our security policy. Mr. Schnitzer reimburses the Company for personal travel on Company aircraft in an amount equal to the incremental cost to the Company associated with such travel up to the maximum amount legally payable under FAA regulations. There were no incremental costs in excess of the amount legally payable under FAA regulations for 2020.

For more information about these perquisites, see "Compensation Discussion and Analysis—Other Compensation—Other Benefits".

# Grants of Plan-Based Awards in 2020

The following table provides information on stock awards and stock options granted in 2020 to each of our named executive officers.

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target[1] ($) | Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#) | Target (#) | Maximum (#) | All Other Option Awards: Number of Securities Underlying Options[3] (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards[4] ($) |
|---|---|---|---|---|---|---|---|---|
| **Alan D. Schnitzer** | 2/4/2020 | | 24,325 | 48,650 | 72,975 | | | 6,450,017 |
| | 2/4/2020 | | | | | 298,368 | 132.58 | 4,300,009 |
| | n/a | | | | | | | |
| **Daniel S. Frey** | 2/4/2020 | | 4,752 | 9,504 | 14,256 | | | 1,260,040 |
| | 2/4/2020 | | | | | 58,286 | 132.58 | 840,004 |
| | n/a | | | | | | | |
| **Avrohom J. Kess** | 2/4/2020 | | 6,110 | 12,219 | 18,329 | | | 1,619,995 |
| | 2/4/2020 | | | | | 74,939 | 132.58 | 1,080,003 |
| | n/a | | | | | | | |
| **Gregory C. Toczydlowski** | 2/4/2020 | | 4,300 | 8,599 | 12,899 | | | 1,140,055 |
| | 2/4/2020 | | | | | 52,735 | 132.58 | 760,004 |
| | n/a | | | | | | | |
| **Michael F. Klein** | 2/4/2020 | | 3,960 | 7,920 | 11,880 | | | 1,050,034 |
| | 2/4/2020 | | | | | 48,572 | 132.58 | 700,008 |
| | n/a | | | | | | | |

(1) Our annual Senior Executive Performance Plan does not include thresholds, targets or maximums that are determinable at the beginning of the performance year. For additional information regarding annual cash bonuses, see "Compensation Discussion and Analysis—Compensation Elements and Decisions—Annual Cash Bonus" above. The actual cash bonuses paid to our named executive officers are disclosed in the "Summary Compensation Table" in the "Non-Equity Incentive Plan Compensation" column.

(2) Represents performance shares granted as part of the annual long-term equity grant with respect to performance year 2019. All performance shares were granted under the Company's 2014 Stock Incentive Plan. Performance shares represent the right to earn shares of our common stock based on our attainment of specified performance goals, as described above under "Compensation Discussion and Analysis—Compensation Elements and Decisions—Long-Term Stock Incentives—Performance Shares". As described in more detail in that section, for awards granted in 2020, if our return on equity (as defined in the award agreement) over the three-year performance period meets the minimum threshold of 8%, then 50% of the number of performance shares awarded and accumulated dividend equivalents will vest. If our return on equity over the three-year performance period is 10%, then 100% of the number of shares awarded and accumulated dividend equivalents will vest. If our return on equity over the three-year performance period equals or exceeds 16%, then a maximum of 150% of the number of shares awarded and accumulated dividend equivalents will vest. The estimated future payouts of performance shares in the table above do not include additional shares that may be allocated to recipients of performance shares as a result of the phantom reinvestment of dividend equivalents on unvested performance shares, but the value of such additional shares is factored into the grant date fair values of the performance shares in the table above.

(3) Represents stock options granted as part of the annual long-term equity grant with respect to performance year 2019. All stock options were granted under the Company's 2014 Stock Incentive Plan.

(4) The amount represents the grant date fair value of stock and option awards measured in accordance with the guidance in FASB ASC Topic 718, utilizing the assumptions discussed in Note 14 to our financial statements for the fiscal year ended December 31, 2020 included in the Company's Form 10-K, without taking into account estimated forfeitures. With respect to the performance shares, the estimate of the grant date fair value determined in accordance with the guidance in FASB ASC Topic 718 assumes the vesting of 100% of the performance shares awarded.

# Narrative Supplement to Summary Compensation Table and Grants of Plan-Based Awards in 2020

## Employment Arrangements

### Mr. Schnitzer's Employment Arrangement

On August 4, 2015, the Company entered into an employment letter with Mr. Schnitzer pursuant to which he serves as our Chief Executive Officer. As described more fully in "Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control—Summary of Key Agreements—Mr. Schnitzer's Employment Letter", if Mr. Schnitzer's employment is terminated by us without "cause" or he resigns for "good reason" (each as defined in his agreement), he would become entitled to receive specified additional benefits. Additionally,

Mr. Schnitzer would be entitled to specified special protections with respect to his equity awards following a "change in control".

Mr. Schnitzer used our corporate aircraft for business and personal travel and was provided a car and driver or other ground transportation arrangements, in each case in accordance with our security policy. See the detailed discussion under "Compensation Discussion and Analysis—Other Compensation—Other Benefits—Personal Security".

## Terms of Equity-Based Awards

### Vesting Schedule

Stock option awards granted in 2020 vest in full three years after the date of grant. Performance shares reflected in the tables and accumulated dividend equivalents vest at the end of a three-year performance period if, and to the extent, performance goals are attained, as more fully described above in "Compensation Discussion and Analysis—Compensation Elements and Decisions—Long-Term Stock Incentives—Performance Shares".

### Forfeiture and Post-Employment Treatment

Unvested shares underlying stock option, restricted stock unit and performance share awards are generally forfeited upon termination of employment except in specific cases for which different treatment is provided (see footnote (2) to the "Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control Table" for a discussion regarding different treatments). The Compensation Committee modified the post-employment treatment for retirement eligible employees for stock options, restricted stock units and performance shares granted in 2021 to be more consistent with the retirement treatment of awards granted by the peer companies in the Company's Compensation Comparison Group, based

in part on the advice of the Compensation Committee's independent compensation consultant. Performance shares and restricted stock unit awards granted in 2021 will continue to vest in full upon an eligible retirement, and the post-termination exercise period for stock options granted in 2021 will be extended to five years or the remaining term of the option depending on the age of the retiree.

### Option Exercise Price

Stock options have an exercise price equal to the closing price of our common stock on the date of grant.

### Dividends

Dividend equivalents attributable to performance shares are deemed "reinvested" in additional performance shares. The additional shares allocated to recipients of performance shares as a result of the phantom reinvestment of dividend equivalents on unvested performance shares will only be distributed upon the vesting, if any, of such performance shares in accordance with the performance share award terms. Cash dividends are paid with respect to restricted stock units at the same time and in the same amounts as are paid on shares of common stock.

# Option Exercises and Stock Vested in 2020

The following table provides information regarding the values realized by our named executive officers upon the exercise of stock options and the vesting of stock awards in 2020.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting[1] (#) | Value Realized on Vesting[2] ($) |
| **Alan D. Schnitzer** | — | — | 40,282 | 5,654,456 |
| **Daniel S. Frey** | — | — | 1,436 | 201,696 |
| **Avrohom J. Kess** | — | — | 11,790 | 1,655,010 |
| **Gregory C. Toczydlowski** | — | — | 8,597 | 1,206,778 |
| **Michael F. Klein** | — | — | 7,982 | 1,120,499 |

(1) The shares acquired upon vesting represent performance shares that are treated as vested on December 31, 2020, the last day of the relevant three-year performance period, including the following shares in respect of phantom dividend equivalents on such performance shares: Mr. Schnitzer (2,941 shares), Mr. Frey (104 shares), Mr. Kess (860 shares), Mr. Toczydlowski (627 shares) and Mr. Klein (582 shares).

(2) The value realized on vesting is based on the closing price of our common stock on the NYSE on the vesting date. If vesting occurs on a day on which the NYSE is closed, the value realized on vesting is based on the closing price on the last trading day prior to the vesting date.

# Outstanding Equity Awards at December 31, 2020

The following table provides information with respect to the option awards and stock awards held by the named executive officers at December 31, 2020.

EXECUTIVE COMPENSATION

| | Option Awards | | | | | Stock Awards | Equity Incentive Plan Awards | |
| | | | | | | | | |
| Name | Option Award Grant Date | Number of Securities Underlying Unexercised Options[1] (#) Exercisable | Unexercisable | Option Exercise Price ($) | Option Expiration Date | Stock Award Grant Date | Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#) | Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($) |
|---|---|---|---|---|---|---|---|---|
| **Alan D. Schnitzer** | 2/05/2013 | 53,246 | — | 78.65 | 2/05/2023 | | | |
| | 2/04/2014 | 60,979 | — | 80.35 | 2/04/2024 | | | |
| | 2/03/2015 | 66,522 | — | 106.04 | 2/03/2025 | | | |
| | 2/02/2016 | 150,829 | — | 106.03 | 2/02/2026 | | | |
| | 2/09/2017 | 222,901 | — | 118.78 | 2/09/2027 | | | |
| | 2/06/2018 | — | 162,927 | 140.85 | 2/06/2028 | | | |
| | 2/05/2019 | — | 216,246 | 126.18 | 2/05/2029 | | | |
| | | | | | | 2/05/2019 | 67,623 | 9,492,301 |
| | 2/04/2020 | — | 298,368 | 132.58 | 2/04/2030 | | | |
| | | | | | | 2/04/2020 | 75,160 | 10,550,270 |
| **Daniel S. Frey** | 2/02/2016 | 6,787 | — | 106.03 | 2/02/2026 | | | |
| | 2/09/2017 | 5,573 | — | 118.78 | 2/09/2027 | | | |
| | 2/06/2018 | — | 5,812 | 140.85 | 2/06/2028 | | | |
| | 2/05/2019 | — | 39,044 | 126.18 | 2/05/2029 | | | |
| | | | | | | 2/05/2019 | 12,210 | 1,713,875 |
| | 2/04/2020 | — | 58,286 | 132.58 | 2/04/2030 | | | |
| | | | | | | 2/04/2020 | 14,683 | 2,061,044 |
| **Avrohom J. Kess** | 12/30/2016 | 30,358 | — | 122.42 | 12/30/2026 | | | |
| | 2/09/2017 | 63,155 | — | 118.78 | 2/09/2027 | | | |
| | 2/06/2018 | — | 47,686 | 140.85 | 2/06/2028 | | | |
| | 2/05/2019 | — | 61,270 | 126.18 | 2/05/2029 | | | |
| | | | | | | 2/05/2019 | 19,161 | 2,689,589 |
| | 2/04/2020 | — | 74,939 | 132.58 | 2/04/2030 | | | |
| | | | | | | 2/04/2020 | 18,877 | 2,649,820 |
| **Gregory C. Toczydlowski** | 2/04/2014 | 6,941 | — | 80.35 | 2/04/2024 | | | |
| | 2/03/2015 | 38,013 | — | 106.04 | 2/03/2025 | | | |
| | 2/02/2016 | 45,249 | — | 106.03 | 2/02/2026 | | | |
| | 2/09/2017 | 43,342 | — | 118.78 | 2/09/2027 | | | |
| | 2/06/2018 | — | 34,771 | 140.85 | 2/06/2028 | | | |
| | 2/05/2019 | — | 42,048 | 126.18 | 2/05/2029 | | | |
| | | | | | | 2/05/2019 | 13,148 | 1,845,627 |
| | 2/04/2020 | — | 52,735 | 132.58 | 2/04/2030 | | | |
| | | | | | | 2/04/2020 | 13,285 | 1,864,785 |
| **Michael F. Klein** | 2/04/2014 | 23,230 | — | 80.35 | 2/04/2024 | | | |
| | 2/03/2015 | 27,876 | — | 106.04 | 2/03/2025 | | | |
| | 2/02/2016 | 41,478 | — | 106.03 | 2/02/2026 | | | |
| | 2/09/2017 | 40,246 | — | 118.78 | 2/09/2027 | | | |
| | 2/06/2018 | — | 32,287 | 140.85 | 2/06/2028 | | | |
| | 2/05/2019 | — | 39,044 | 126.18 | 2/05/2029 | | | |
| | | | | | | 2/05/2019 | 12,210 | 1,713,875 |
| | 2/04/2020 | — | 48,572 | 132.58 | 2/04/2030 | | | |
| | | | | | | 2/04/2020 | 12,236 | 1,717,536 |

(1) Stock options are exercisable 100% on the third anniversary of the stock option award grant date.

(2) The number of shares reflected for each of the named executive officers represents the sum of (a) the maximum number of performance shares and (b) the additional shares that have been allocated to the named executive officer through December 31, 2020, as a result of the phantom reinvestment of dividend equivalents on the maximum number of performance shares. We have reflected the maximum number of performance shares for each named executive officer because (a) results for 2019 and 2020, the first and second year of the three-year performance period for the February 5,

2019 awards, were above target and (b) results for 2020, the first year of the three-year performance period for the February 4, 2020 awards, were also above target. The actual numbers of shares that will be distributed with respect to the 2019 and 2020 awards are not yet determinable. The awards granted on February 5, 2019 vest in proportion to actual performance over the three-year performance period ending on December 31, 2021, and the awards granted on February 4, 2020, vest in proportion to actual performance over the three-year performance period ending on December 31, 2022. For purposes of this column, fractional shares have been rounded to the nearest whole share. See the description of performance shares in the "Compensation Discussion and Analysis—Compensation Elements and Decisions—Long-Term Stock Incentives—Performance Shares" section.

(3) The market value is based on the closing price on the NYSE of our common stock on December 31, 2020, the last trading day of 2020 ($140.37), multiplied by the number of outstanding performance shares.

# Post-Employment Compensation

The Company has four active retirement plans:

- A qualified 401(k) Savings Plan, which is referenced under "Compensation Discussion and Analysis—Other Compensation—Deferred Compensation";

- A qualified pension plan (the "Pension Plan"), which is discussed under "—Pension Benefits for 2020" below;

- A non-qualified pension restoration plan that is a component of the Benefit Equalization Plan described below (the "Pension Restoration Plan"), which is discussed under "—Pension Benefits for 2020" below; and

- A non-qualified deferred compensation plan (the "Deferred Compensation Plan"), which is discussed under "—Non-Qualified Deferred Compensation for 2020" below.

The Company has two inactive retirement plans from which benefits are still payable to one or more named executive officers but under which no additional benefits are being earned (other than earnings credits as described below):

- A non-qualified pension plan maintained by TPC prior to the Merger that is a component of the Benefit Equalization Plan (the "TPC Benefit Equalization Plan"), which is discussed under "—Pension Benefits for 2020" below; and

- A non-qualified deferred compensation plan maintained by The St. Paul prior to the Merger that is a component of the Benefit Equalization Plan (the "Executive Savings Plan"), which is discussed under "—Non-Qualified Deferred Compensation for 2020" below.

## Pension Benefits for 2020

The following table provides information regarding the pension benefits for our named executive officers under the Company's pension plans. The material terms of the plans are described following the table.

| Name | Plan Name | Number of Years Credited Service[1] | Present Value of Accumulated Benefit[2] ($) | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| Alan D. Schnitzer | Pension Plan | 13 | 200,851 | — |
| | Pension Restoration Plan | 13 | 3,064,123 | — |
| Daniel S. Frey | Pension Plan | 18 | 162,489 | — |
| | Pension Restoration Plan | 18 | 538,204 | — |
| Avrohom J. Kess | Pension Plan | 4 | 41,504 | — |
| | Pension Restoration Plan | 4 | 484,964 | — |
| Gregory C. Toczydlowski | Pension Plan | 31 | 465,541 | — |
| | Pension Restoration Plan | 31 | 2,112,402 | — |
| | TPC Benefit Equalization Plan[3] | 11 | 13,007 | — |
| Michael F. Klein | Pension Plan | 31 | 573,817 | — |
| | Pension Restoration Plan | 31 | 1,905,263 | — |

(1) Credited service includes (as applicable) service for time worked at the Company plus TPC, Citigroup and certain of its affiliates and predecessors (prior to August 20, 2002) and The St. Paul. Number of years of credited service represents actual years of service. We do not have a policy with respect to granting extra years of credited service.

(2) For named executive officers who have not attained age 65, the present value of accumulated benefit is calculated by projecting the qualified and non-qualified cash-balance accounts reflected in the tables below forward to age 65 by applying a 4.01% interest rate (except for some sub-accounts which use a 6.00% rate) and then discounting back to December 31, 2020, using a discount rate of 2.60% for the Pension Plan and 2.44% for the Pension Restoration Plan and the TPC Benefit Equalization Plan. These are the same assumptions the Company uses for financial reporting purposes. See Note 15 to our financial statements for the fiscal year ended December 31, 2020, included in the Company's Form 10-K.

(3) Service under the TPC Benefit Equalization Plan was frozen as of January 1, 2002, and the plan was merged into the Benefit Equalization Plan as of January 1, 2009.

## The Company's Pension Plan

The Company's Pension Plan is a qualified defined benefit pension plan with a cash-balance formula or, for certain grandfathered participants, traditional final average pay formulas or grandfathered frozen cash-balance formulas. Each named executive officer participates in the cash-balance formula under which the named executive officer has a hypothetical account balance that grows with interest and pay credits each year. As of December 31, 2020, the named executive officers' qualified pension account balances were as follows:

| Name | Qualified Account Balance at December 31, 2020[1] |
|---|---|
| Alan D. Schnitzer | $175,397 |
| Daniel S. Frey | $144,644 |
| Avrohom J. Kess | $ 34,970 |
| Gregory C. Toczydlowski | $395,376 |
| Michael F. Klein | $487,576 |

(1) These dollar amounts represent the participant's account balance rather than the present value of the accumulated benefit, which is set forth in the "—Pension Benefits for 2020" table above and calculated as described in footnote (2) to that table.

Interest credits are applied quarterly to the prior quarter's cash-balance pension account balance. These interest credits are generally based on the yield on ten-year treasury bonds, subject to a minimum annual interest rate of 4.01%.

Pay credits are calculated on an annual basis as a percentage of compensation, with the percentage determined based on the sum of age plus service at the end of the year under the following schedule:

| Age + Service | Pay Credit |
|---|---|
| < 30 | 2.00% |
| 30 - 39 | 2.50% |
| 40 - 49 | 3.00% |
| 50 - 59 | 4.00% |
| 60 - 69 | 5.00% |
| > 69 | 6.00% |

Service is calculated based on elapsed time with the Company plus any service with TPC, Citigroup and certain of its affiliates and predecessors (prior to August 20, 2002) and The St. Paul. Pay credits are calculated by multiplying the appropriate pay credit percentage by the named executive officer's compensation for the year, including base salary and bonus, up to the qualified plan compensation limit (which for 2020 was $285,000).

The pension plan benefit is subject to the qualified plan benefit limit (if applicable) under Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), income tax provisions.

The plan's normal retirement age is 65. However, under the cash-balance formula, participants are eligible to receive a distribution from the plan any time after they vest (currently after three years of service) and they separate from us. Once separated from us, participants may elect to receive a lump sum payment, life annuity, 50% joint and survivor annuity, 75% joint and survivor annuity, 100% joint and survivor annuity or a ten-year certain and life annuity. All payment forms are actuarially equivalent. Eligible part-time employees who are at least age 62 can apply for an in-service distribution from the plan, calculated as if they separated from us. There are no special early retirement benefits under the cash-balance formula, even in the case of an in-service distribution.

Under the plan, the benefits of some participants may be determined in whole or in part under transition benefit rules—that is, grandfathered benefit provisions.

## The Company's Benefit Equalization Plan (Non-Qualified Pension Plan Components)

The Benefit Equalization Plan consists of three components:

- the Pension Restoration Plan (currently active);
- the TPC Benefit Equalization Plan (currently inactive); and
- the Executive Savings Plan (currently inactive; described under "—Non-Qualified Deferred Compensation for 2020" below).

The Benefit Equalization Plan is not funded, and plan participants have only an unsecured contractual commitment by the Company to pay amounts owed under the plan.

### Pension Restoration Plan (Non-Qualified Pension Plan)

The Pension Restoration Plan is a non-qualified pension restoration plan which provides non-qualified pension benefits on compensation and benefits in excess of the qualified plan compensation limit and the benefit limit (if applicable) under Internal Revenue Code income tax provisions. Benefits under the plan accrue, in the same manner as described above for the Company's Pension Plan, for pay and benefits in excess of the compensation limit and the benefit limit (if applicable).

As of December 31, 2020, the named executive officers' non-qualified pension account balances were as follows:

| Name | Non-Qualified Account Balance at December 31, 2020[1] |
|---|---|
| Alan D. Schnitzer | $2,634,668 |
| Daniel S. Frey | $ 472,764 |
| Avrohom J. Kess | $ 400,686 |
| Gregory C. Toczydlowski | $1,790,873 |
| Michael F. Klein | $1,589,046 |

(1) These dollar amounts represent the participant's account balance rather than the present value of the accumulated benefit, which is set forth in the "—Pension Benefits for 2020" table and calculated as described in footnote (2) to that table.

The plan's normal retirement age is 65. However, participants are eligible to receive a distribution from the plan any time after they vest (currently after three years of service) and they separate from us, subject to a six-month delayed payment requirement following separation. Once separated from us, participants will receive their benefit in ten annual installment payments (for account balances greater than $50,000) or a single lump sum payment (for balances equal to or less than $50,000). There are no special early retirement benefits. To the extent that a participant's qualified plan benefits are determined under grandfathered benefit provisions, those provisions can affect the benefits payable under the Pension Restoration Plan.

### TPC Benefit Equalization Plan (Non-Qualified Pension Plan)

The TPC Benefit Equalization Plan is a non-qualified pension plan. Benefit accruals were frozen as of January 1, 2002. As of January 1, 2009, the TPC Benefit Equalization Plan was merged into the Benefit Equalization Plan. Participants in the plan have cash-balance accounts that accrue interest credits but no pay credits. As of December 31, 2020, the named executive officers' non-qualified account balances were as follows:

| Name | Non-Qualified Account Balance at December 31, 2020[1] |
|---|---|
| Gregory C. Toczydlowski | $ 11,027 |

(1) This dollar amount represents the participant's account balance rather than the present value of the accumulated benefit, which is set forth in the "—Pension Benefits for 2020" table and calculated as described in footnote (2) to that table.

Interest credits are applied quarterly to the prior quarter's account balance. These interest credits are generally based on the yield on ten-year treasury bonds, subject to a minimum annual interest rate of 4.01%. The plan's normal retirement age is 65. However, participants (all of whom are vested) are eligible to receive a distribution from the plan any time after becoming vested, attaining age 55 and separating from us. Participants may elect to receive a lump sum payment, life annuity, 50% joint and survivor annuity, 75% joint and survivor annuity or 100% joint and survivor annuity. All payment forms are actuarially equivalent. There are no special early retirement benefits. To the extent that a participant's qualified plan benefits are determined under grandfathered benefit provisions, those provisions can affect the benefits payable under the TPC Benefit Equalization Plan.

## Non-Qualified Deferred Compensation for 2020

The following table provides information regarding contributions, earnings and balances for our named executive officers under the active Deferred Compensation Plan, as well as under the Executive Savings Plan, which is closed to new deferrals. Under each of the plans, no Company "match" is currently made on amounts deferred, account balances are fully vested at all times, and the Company does not provide any opportunity for above- market or preferential earnings, nor does it provide any minimum internal rate of return. Additionally, the Deferred Compensation Plan and the Executive Savings Plan do not permit "hardship" withdrawals. The Deferred Compensation Plan and Executive Savings Plan are not funded, and plan participants have only an unsecured contractual commitment by the Company to pay amounts owed under each plan. Each of these plans is further described below.

| Name | Non-Qualified Deferred Compensation Plan Name | Executive Contributions in 2020[1] ($) | Company Contributions in 2020 ($) | Aggregate Earnings in 2020 ($) | Aggregate Withdrawals/ Distributions in 2020 ($) | Aggregate Balance at 12/31/20[2] ($) |
|---|---|---|---|---|---|---|
| Alan D. Schnitzer | Deferred Compensation Plan | — | — | 2,012,886 | — | 10,038,382 |
| Daniel S. Frey | | — | — | — | — | — |
| Avrohom J. Kess | Deferred Compensation Plan | 1,018,308 | — | 1,411,777 | — | 9,469,521 |
| Gregory C. Toczydlowski | | — | — | — | — | — |
| Michael F. Klein | Deferred Compensation Plan | — | — | 190,065 | — | 895,624 |
| | Executive Savings Plan | — | — | 690 | — | 9,105 |

(1) Of Mr. Kess's contributions, $467,308 was reported as "Salary" in the "Summary Compensation Table" for 2020 and $551,000, which was otherwise payable in 2021 for performance year 2020, was reported as "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table" for 2020.

(2) Of the totals in this column, the following amounts have been reported in the "Summary Compensation Table" for this year and for previous years.

| Name | 2020 | Previous Years | Total |
|---|---|---|---|
| Alan D. Schnitzer | — | $4,000,000 | $4,000,000 |
| Avrohom J. Kess | $ 1,018,308 | $6,627,788 | $7,646,096 |

## Deferred Compensation Plan

The Company's Deferred Compensation Plan is a non-qualified plan that, in 2020, allowed each U.S. employee who is at the Vice President level or above to defer receipt of up to 50% of his or her salary and/or up to 100% of his or her annual bonus until a date or dates elected by the employee. Employees participating in the Deferred Compensation Plan elect the time and form of payout prior to the year in which the deferred amounts are earned. These elections are irrevocable.

Participants in the plan may receive distributions of deferred accounts in three situations: when the participant terminates employment or retires (in which case, payment will be made or commence six months after the date of the termination or retirement) or upon a distribution date the participant specifies in advance and that occurs while the participant is still an employee of the Company. If the participant's balance is greater than $10,000, the participant may elect to receive retirement distributions and in-service distributions as a lump sum or in up to ten annual installments. All other distributions will be paid in a lump sum. Balances remaining at the time of the executive's death will be paid in a lump sum, unless distributions in installment payments have already begun.

Deferrals may be allocated among hypothetical investment options that mirror the investment options available under our qualified 401(k) Savings Plan.

As of December 31, 2020, Messrs. Schnitzer, Kess and Klein were the only named executive officers with account balances under the Deferred Compensation Plan, as shown above.

## Executive Savings Plan

The Executive Savings Plan is a grandfathered non-qualified excess deferral plan that has been a component of the Benefit Equalization Plan since it was established by The St. Paul in 1976. It includes salary deferrals and Company matching contributions made to the plan prior to the closing of the plan to any new deferrals as of January 1, 2005. Executives will receive distribution of their vested accounts upon termination of employment from the Company, with some accounts subject to a six-month delayed payment requirement following separation. Once separated from us, executives will receive their benefits in ten annual installment payments (for account balances greater than $50,000) or a single lump sum (for balances of $50,000 or less). Balances remaining at the time of the executive's death will be paid in a lump sum, unless distributions in installment payments have already begun.

Deferrals may be allocated among hypothetical investment options that mirror the investment options available under our qualified 401(k) Savings Plan.

As of December 31, 2020, Mr. Klein was the only named executive officer with an account balance under the Executive Savings Plan, as shown above.

# Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control

The following table describes the potential payments and benefits under the Company's compensation and benefit plans and contractual agreements to which the named executive officers would have been entitled if a termination of employment or change in control occurred on the last business day of 2020.

The only agreements, arrangements or plans that entitle executive officers to severance, perquisites or other enhanced benefits upon termination of their employment or change in control are:

- Mr. Schnitzer's employment letter, as described following the table;
- the individual non-solicitation and non-disclosure agreements executed by members of our Management Committee (other than Mr. Schnitzer), as described following the table;

- the non-competition agreements executed by all members of the Management Committee, as described in footnote (1) to the table;
- the Company's Executive Severance Plan, as described in footnote (3) to the table; and
- the terms of performance share and stock option awards.

The amounts shown in the table below do not include:

- payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the named executive officers (including welfare benefits that are provided to all U.S. retirees of the Company);

- regular pension benefits under our Pension Plan, the Benefit Equalization Plan or the TPC Benefit Equalization Plan (see "Post-Employment Compensation—Pension Benefits for 2020" above); and

- distributions of previously vested plan balances under our 401(k) Savings Plan, the Deferred Compensation Plan and the Executive Savings Plan (see "Compensation

Discussion and Analysis—Other Compensation— Deferred Compensation" for information about those plans generally and "Post-Employment Compensation— Non-Qualified Deferred Compensation for 2020" above for information about the Deferred Compensation Plan and the Executive Savings Plan).

## Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control Table

| Named Executive Officer | Involuntary Termination Without "Cause" or, if Applicable, Voluntary Termination for "Good Reason" ($) | Additional Value if Involuntary Termination without "Cause" or, if Applicable, Voluntary Termination for "Good Reason" Follows a Change in Control ($) | Change in Control ($) | Voluntary Termination without "Good Reason", including Voluntary Retirement ($) | Disability ($) | Death ($) |
|---|---|---|---|---|---|---|
| **Alan D. Schnitzer** | | | | | | |
| Cash Severance Payment[1] | 22,187,507 | — | — | 8,387,507 | — | — |
| Acceleration of Equity Awards[2] | 5,392,817 | 20,243,179 | — | 5,392,817 | 5,392,817 | 15,237,667 |
| Value of Continuing Benefits[3] | 26,535 | — | — | 6,390 | — | — |
| **Total Termination Benefits** | **27,606,859** | **20,243,179** | **—** | **13,786,714** | **5,392,817** | **15,237,667** |
| **Daniel S. Frey** | | | | | | |
| Cash Severance Payment[1] | 6,118,758 | — | — | 1,968,758 | — | — |
| Acceleration of Equity Awards[2] | 1,008,082 | — | — | 1,008,082 | 1,008,082 | 2,837,665 |
| Value of Continuing Benefits[3] | 9,760 | — | — | 5,130 | — | — |
| **Total Termination Benefits** | **7,136,600** | **—** | **—** | **2,981,970** | **1,008,082** | **2,837,665** |
| **Avrohom J. Kess** | | | | | | |
| Cash Severance Payment[1] | 9,300,016 | — | — | 3,087,516 | — | — |
| Acceleration of Equity Awards[2] | — | 1,453,196 | — | — | 1,453,196 | 4,129,491 |
| Value of Continuing Benefits[3] | 11,884 | — | — | 7,254 | — | — |
| **Total Termination Benefits** | **9,311,900** | **1,453,196** | **—** | **3,094,770** | **1,453,196** | **4,129,491** |
| **Gregory C. Toczydlowski** | | | | | | |
| Cash Severance Payment[1] | 8,475,002 | — | — | 2,425,002 | — | — |
| Acceleration of Equity Awards[2] | — | 1,007,467 | — | — | 1,007,467 | 2,859,509 |
| Value of Continuing Benefits[3] | 11,884 | — | — | 7,254 | — | — |
| **Total Termination Benefits** | **8,486,886** | **1,007,467** | **—** | **2,432,256** | **1,007,467** | **2,859,509** |
| **Michael F. Klein** | | | | | | |
| Cash Severance Payment[1] | 7,718,761 | — | — | 2,218,761 | — | — |
| Acceleration of Equity Awards[2] | — | 932,410 | — | — | 932,410 | 2,647,591 |
| Value of Continuing Benefits[3] | 11,884 | — | — | 7,254 | — | — |
| **Total Termination Benefits** | **7,730,645** | **932,410** | **—** | **2,226,015** | **932,410** | **2,647,591** |

(1) Cash Severance Payments:

- Under the terms of Mr. Schnitzer's employment letter, severance payments in the event of an involuntary termination without "cause" or a voluntary termination for "good reason" (each as defined in his agreement and described following this table) are equal to two times his base salary at termination plus two times the greater of: (a) the average of his two most recent annual cash bonuses and (b) 250% of his base salary at the time of termination.

- Pursuant to the terms of the individual non-solicitation and non-disclosure agreements, each of the named executive officers (other than Mr. Schnitzer) is eligible to receive a severance benefit if they are involuntarily terminated due to a reduction in force or for reasons other than "cause" or if they are asked to take a substantial demotion. All such named executive officers are eligible to receive a benefit equal to his total monthly cash compensation for at least 21 months (24 months for Messrs. Frey, Toczydlowski and Klein due to each having at least 10 years of service with the Company). For such named executive officers, total monthly cash compensation is equal to, at least, 1/12th of the executive's annual base salary in effect at the time of his termination, plus the greater of (a) 1/12th of the average of the executive's two most recent annual cash bonuses or (b) 1/12th of 125% of final annual base salary.

- The cash severance payments listed assume that there would be no cutback of payments to avoid subjecting the executives to an excise tax under Section 280G of the Internal Revenue Code.

- The named executive officers, along with other members of our Management Committee, are each subject to a non-competition agreement that entitles an executive to specified post-termination payments if the Company elects, at the time of termination, including a termination due to voluntary termination without "good reason", to impose a six-month non-compete period. Under the non-competition agreements, if the Company elects to impose a six-month non-compete period with respect to a particular executive and the executive complies with such obligations, the executive will be entitled to receive a lump sum payment at the end of the period equal to the sum of (a) six months' base salary plus (b) 50% of the executive's average annual bonus for the prior two years plus (c) 50% of the aggregate grant date fair value of the executive's average annual equity awards for the prior two years, and such amounts are included in this table. Under Mr. Schnitzer's employment letter, the Company has elected to impose the six-month non-compete period and will make the corresponding payments if Mr. Schnitzer's employment is terminated without "cause" or by him for "good reason" within 24 months following a "change of control" and he complies with such obligations.

(2) Acceleration of Equity Awards:

- "Acceleration of Equity Awards" is presented as the sum of the values as of the last business day of 2020 of the additional benefit from the acceleration of vesting, if any, of stock options and performance shares that would have occurred as a result of termination under the different circumstances presented. Performance share awards for the 2018-2020 performance period are treated as vested as of the last business day of 2020 and are not included in this table because the vesting of these awards is reflected in the "Option Exercises and Stock Vested in 2020" table above and the shares are no longer reflected in the "Outstanding Equity Awards at December 31, 2020" table above.

- The terms of Mr. Schnitzer's employment letter provide for acceleration of all outstanding equity awards (after giving effect to the conversion of his performance-vesting awards into time-vesting awards upon a change in control) in the event of a termination by the Company without "cause" or voluntary termination for "good reason" but only if such termination occurs within 24 months following a change in control of the Company. Mr. Schnitzer's outstanding equity awards would also become fully vested in the event of a change in control if the ultimate parent or surviving entity does not assume the awards. The table above assumes the ultimate parent or surviving entity would assume the awards and therefore does not reflect an incremental value for this circumstance.

- Stock options and performance shares granted to all employees in 2019 and 2020 included "double triggered" vesting in the event of a termination by the Company without "cause" or voluntary termination for "good reason" that occurs within 24 months following a change in control of the Company (although Mr. Schnitzer's vesting protection in connection with a change in control would continue to be governed by the terms of his employment letter as described above). In the case of the 2019 and 2020 stock option grants, any such termination would result in immediate accelerated vesting of the stock options. In the case of the 2019 and 2020 performance share grants, any such termination would result in a waiver of the service vesting conditions for such awards, but the ultimate vesting of the performance shares would remain subject to the achievement of the actual performance goals during the performance period (other than with respect to Mr. Schnitzer, whose performance shares would convert into time-vesting awards in connection with a change in control).

- For stock options, the additional benefit to the named executive officer resulting from the acceleration of vesting reflected in the table is the value that the named executive officer would receive if his employment terminated on the last business day of 2020. On the last business day of 2020, Messrs. Schnitzer and Frey were "retirement eligible". Under the current provisions in their option award grants, had Mr. Schnitzer or Mr. Frey terminated employment as a result of involuntary termination, termination for good reason, voluntary retirement, disability or death on the last business day of 2020, each would have been entitled to acceleration of some or all outstanding unvested stock option awards. These vested stock options may be exercised for up to three years from the termination date (one year in the case of disability or death), but no later than the original option expiration date.

- On the last business day of 2020, Messrs. Kess, Toczydlowski and Klein were not "retirement eligible". Under the current provisions in their applicable option award grants, had the employment of Messrs. Kess, Toczydlowski or Klein been involuntarily terminated (with or without cause) or voluntarily terminated on the last business day of 2020, vesting would have immediately stopped and all unvested options would have been cancelled. If Messrs. Kess, Toczydlowski or Klein terminated employment as a result of disability or death, unvested option awards would have become fully vested and exercisable for up to one year from the termination date.

- The value of accelerated stock options, for purposes of this table, was determined by subtracting the exercise price of the original stock option from the closing stock price on the NYSE of $140.37 at December 31, 2020, and multiplying the result, if a positive number (in-the-money), by the number of option shares that would vest as a result of termination.

- For all of the named executive officers who hold performance shares, in the event of a termination due to death, performance shares plus dividend equivalent shares allocated to date would vest immediately at 100% for the 2019-2021 and 2020-2022 performance periods and would then be paid out on a pro-rated basis for the number of days worked in the performance period. The amounts reflected in "Acceleration of Equity Awards" is determined by multiplying the closing stock price of $140.37 on December 31, 2020, by the number of performance shares and related dividend equivalent shares that would be paid out upon death. In the event of disability or termination due to a qualifying retirement, a pro-rata portion of the performance shares and allocated dividend equivalent shares would vest according to their original vesting schedule (that is, at the end of the performance period), to the extent that the goals for the applicable performance periods have been met. In the event of any other termination circumstances, the performance shares and attributed dividend equivalent shares would be forfeited, other than as described above in connection with some terminations following a change in control. Accordingly, no acceleration of vesting of the performance shares has been included under any termination circumstances other than death (or in the case of a qualifying termination following a change in control in the case of Mr. Schnitzer's performance shares) in the table above.

(3) Value of Continuing Benefits:

- For Mr. Schnitzer, the value of continuing benefits as of the last business day of 2020 reflects two years of medical and dental premiums in the event of an involuntary termination without "cause" or a voluntary termination for "good reason".

- For all of the named executive officers (other than Mr. Schnitzer), the value of continuing benefits as of the last business day of 2020 reflects the cash value of nine months of outplacement services under the Company's Executive Severance Plan in the event of involuntary termination without "cause" or voluntary termination for "good reason". If the named executive officer has not secured viable employment within nine months, these outplacement services may be extended, at the Company's discretion, on a month-to-month basis for an additional cost to the Company of $540 per month.

- As discussed under "Compensation Discussion and Analysis-Non-Competition Agreements", the named executive officers, along with other members of our Management Committee, are each subject to a non-competition agreement that entitles an executive to specified post-termination payments if the Company elects, at the time of termination, to impose a six-month non-compete period. Under the non-competition agreements, if the Company elects to impose a six-month non-compete period with respect to a particular executive and the executive complies with such obligations, the executive will be entitled to reimbursement for the cost of continuing health benefits on similar economic terms as in place immediately prior to the executive's termination date during the six-month non-compete period or to payment of an equivalent amount, payable at the end of the period, and the value of these benefits (other than for Mr. Schnitzer) is reflected in the table above. In the case of Mr. Schnitzer, whose employment arrangement provides for the continuation of health benefits as explained above in this footnote (3) for a period longer than that specified in his non-competition agreement, no additional benefit is reflected with respect to his non-competition agreement in the case of voluntary termination for good reason or involuntary termination without cause.

## Summary of Key Agreements

### Mr. Schnitzer's Employment Letter

On August 4, 2015, the Company entered into an employment letter with Mr. Schnitzer, our Chairman and Chief Executive Officer.

If Mr. Schnitzer's employment is terminated without "cause" or if he were to resign for "good reason" (each as defined in his employment letter and summarized below), he would be entitled to severance payments equal to two times his base salary at termination plus two times the greater of: (a) the average of his two most recent annual cash bonuses and (b) 250% of his base salary at the time of termination. Additionally, Mr. Schnitzer would be entitled to receive up to 24 months of continued medical benefits.

Upon a "change in control" (as defined in Mr. Schnitzer's non-competition agreement), all of his then outstanding performance-vesting equity awards would convert into time-vesting awards based on actual performance through the end of the Company's most recently completed fiscal year prior to the change of control (or based on deemed target level performance, in the case of awards outstanding for less than one year). Additionally, if Mr. Schnitzer's employment is terminated within 24 months following such a change of control by us other than for "cause" or by him for "good

reason", Mr. Schnitzer would also be entitled to full vesting of his outstanding equity awards (after giving effect to the adjustments described above in the case of performance-based equity awards), and the Company will be deemed to have exercised its "non-competition option" under the non-competition agreement between the Company and Mr. Schnitzer, which will subject Mr. Schnitzer to a six-month covenant not to compete with the Company and require the Company to make a corresponding payment to Mr. Schnitzer as described more fully under "Compensation Discussion and Analysis—Non-Competition Agreements".

The term "cause" is defined in his employment letter as Mr. Schnitzer's conviction of any felony, his willful misconduct in connection with the performance of his duties or his taking illegal action in his business or personal life that harms the reputation or damages the good name of the Company.

"Good reason" is generally defined in his employment letter to include such situations as: (1) reduction in base salary, bonus opportunity or aggregate compensation opportunity; (2) a diminution in his title, duties or responsibilities; (3) a consequential, involuntary relocation of his principal place of business; or (4) a material breach by the Company of his employment letter.

## Severance under Non-Solicitation and Non-Disclosure Agreements

Each of the named executive officers listed in the table above (other than Mr. Schnitzer) is eligible to receive a severance benefit under his respective non-solicitation and non-disclosure agreement if asked to take a substantial demotion or if any of them is involuntarily terminated due to a reduction in force or for reasons other than "cause" as defined in the agreements. The severance benefit payable is equal to the executive's total monthly cash compensation for 21 to 24 months, depending on his years of service with the Company, with the total monthly cash compensation equal to, at least, 1/12th of the executive's annual base salary in effect at the time of the executive's termination, plus the greater of (1) 1/12th of the average of the executive's two most recent annual cash bonuses or (2) 1/12th of 125% of final annual base salary for any named executive officer serving as Vice Chairman or an Executive Vice President or equivalent.

## Equity Recapture/Recoupment Provisions

The Board has adopted a policy requiring the reimbursement and/or cancellation of all or a portion of any incentive cash bonus or equity-based incentive compensation awarded to a member of the Management Committee or other officers who are subject to Section 16 of the Exchange Act in specified circumstances relating to a restatement of Company financial results involving fraud or misconduct. In addition, in connection with equity awards, each recipient accepts the terms of an agreement that provides for the recapture by us of the equity awards during a one-year period following his or her departure, under specified circumstances. See "Compensation Discussion and Analysis—Recapture/Forfeiture Provisions".

## Item 4

# Amendment to The Travelers Companies, Inc. Amended and Restated 2014 Stock Incentive Plan

> Your Board recommends you vote **FOR** the Amendment to The Travelers Companies, Inc. Amended and Restated 2014 Stock Incentive Plan.

## Overview

On February 3, 2021, upon the recommendation of our Compensation Committee, our Board of Directors unanimously approved an amendment to the Amended and Restated 2014 Stock Incentive Plan (as proposed to be amended, the "Amended Plan"), subject to approval by our shareholders at this Annual Meeting. If approved by shareholders, the Amended Plan will increase the number of shares authorized for issuance under the plan by 2,400,000 shares. Additionally, the Amended Plan reflects technical updates to remove certain provisions related to Section 162(m) of the Internal Revenue Code, which are no longer required in light of the 2017 Tax Cuts and Jobs Act.

The 2014 Stock Incentive Plan was originally approved by our shareholders on May 27, 2014, and was amended and restated by shareholders on May 19, 2016, May 18,

2017 and May 22, 2019 (as so amended and restated, the "Existing Plan"). The Existing Plan is the Company's only compensation plan under which equity-based awards may be made. As outlined in the Compensation Discussion and Analysis section of this Proxy Statement, equity-based incentive compensation is an integral part of our compensation program, which is designed to reinforce a long-term perspective and to align the interests of our executives and non-employee directors with those of our shareholders. The proposed amendment will permit the Company to reward the efforts of its employees and its non-employee directors and to attract new personnel by providing incentives in the form of stock-based awards, including options to purchase shares of Common Stock, restricted stock units, performance shares and other stock-based awards.

## Importance of the Amended and Restated 2014 Stock Incentive Plan

If shareholders do not approve this amendment to the Existing Plan, the shares available for future awards under the plan will be exhausted and we will be unable to issue stock-settled equity awards and would be reliant on cash-settled awards.

An inability to grant equity-based awards would have significant negative consequences to us and our shareholders including the following:

- *Inhibit Pay for Performance and Alignment with Shareholders.* As described above, with respect to our named executive officers and other senior employees

of the Company, a key element of our compensation philosophy is to pay a meaningful portion of variable compensation in the form of stock-based awards as we believe that aligns employee and shareholder interests and drives long-term value creation.

- *Result in Increased Cash Compensation.* In order to attract and retain qualified personnel, we would likely be compelled to alter our compensation programs to increase the cash-based components, which would not provide the same benefits as equity awards and would limit cash available for other purposes.

## Features of the Amended Plan Designed to Protect Shareholder Interests

The Amended Plan includes several features designed to protect shareholder interests and to reflect our compensation philosophy:

- No "evergreen" provision (i.e., no automatic increase in the number of shares available under the plan).
- No grants of below-market stock options or stock appreciation rights ("SARs").
- No repricing of stock options or SARs.

- No payments of dividends or dividend equivalents on performance shares unless performance goals are satisfied and the underlying performance awards vest.
- No payment of dividends or dividend equivalents on stock options or SARs.
- Awards are subject to forfeiture/clawback pursuant to Company policy.
- 50% acquisition and completion of the transaction in order to trigger a change in control.

## Number of Shares Subject to the Amended Plan

- 10,000,000 shares were approved by shareholders to be available for grant at the time the 2014 Stock Incentive Plan was initially adopted in 2014.
- An additional 4,400,000, 2,500,000 and 3,100,000 shares were approved by shareholders to be available for grant at the Company's 2016, 2017 and 2019 annual meetings of shareholders, respectively.
- 3,737,484 shares remain available for grant under the Existing Plan as of March 23, 2021.
- If approved by shareholders, 2,400,000 additional shares would be made available for grant under the Amended Plan.

- With respect to the equity awards granted in February 2021 in consideration of the 2020 performance year:
  - over 7,100 employees, more than 20% of our current employees, received a portion of their annual variable compensation in the form of equity-based awards;
  - less than 13% of the total grant date fair value was granted to our named executive officers; and
  - performance-based long-term stock incentives represented 60.5% of the total direct compensation for our current Chief Executive Officer and an average of 42.5% of the total direct compensation for our other named executive officers.

## Share Usage Rate and Dilution

- Our average share usage rate, sometimes referred to as unadjusted burn rate, over the three years ended December 31, 2020 (calculated as equity-based awards granted under our equity compensation plan for the relevant year, divided by average basic common shares outstanding for that year) was approximately 1.15%.

- The potential dilution (calculated as defined below) resulting from issuing all of the 2,400,000 additional shares authorized under the Amended Plan, plus the 3,737,484 shares that remain available for grant as of March 23, 2021, and taking into account outstanding awards, would be 7.32% on a fully-diluted basis.

The following table provides detail regarding the potential dilution resulting from the Amended Plan as of the Record Date, March 23, 2021:

| Number of securities to be issued upon exercise of outstanding options, warrants and rights | Number of securities remaining available for issuance under equity plans (excluding securities reflected in column one) | Number of additional shares requested to be made available for grant | Shares of common stock outstanding as of March 23, 2021 | Dilution |
|---|---|---|---|---|
| 13,713,754[1] | 3,737,484[2] | 2,400,000[3] | 251,460,946 | 7.32%[4] |

(1) Consists of the following grants outstanding under our Amended and Restated 2004 Stock Incentive Plan and the Existing Plan: (a) 10,659,509 stock options (b) 1,085,638 performance shares and accrued dividend equivalents (c) 1,665,388 restricted stock units (d) 279,184 director deferred stock awards and associated dividend equivalents and (e) 24,035 common stock units credited to the deferred compensation accounts of certain non-employee directors in lieu of cash compensation, at the election of such directors. No right to dividends or dividend equivalents is provided on outstanding stock options.

The weighted average exercise price of the 10,659,509 stock options outstanding as of March 23, 2021 was $125.09 and the weighted average remaining term was 7.06 years.

(2) Represents shares that are available for grant under the Existing Plan as of March 23, 2021.

(3) Represents additional shares that will be available for grant under the Amended Plan if the Amended Plan is approved by shareholders.

(4) Dilution is calculated by dividing (a) the sum of (1) the number of securities to be issued upon exercise of outstanding options, warrants and rights, (2) the 3,737,484 shares remaining available for grant under the Existing Plan as of March 23, 2021 and (3) the 2,400,000 additional shares requested to be made available for grant if this proposal is approved by shareholders by (b) the sum of (1), (2) and (3) above and the number of shares of Common Stock outstanding as of March 23, 2021.

# Stock Awards Granted under the Amended and Restated 2014 Stock Incentive Plan

No awards made under the Amended Plan prior to the date of the Annual Meeting were granted subject to shareholder approval of this proposal. The number and types of awards that will be granted under the Amended Plan in the future are not determinable, as the Compensation Committee will make these determinations in its sole discretion. The following table sets forth information with respect to the number of outstanding stock options, restricted stock units, performance shares, director deferred stock units and common stock units that have been granted to the named executive officers and the specified groups set forth below under the Existing Plan as of March 23, 2021. On March 23, 2021, the closing price of the underlying shares of our Common Stock traded on the NYSE was $147.00 per share.

| Name and Principal Position | Stock Options | Restricted Stock Units | Performance Shares[1] | Director Deferred Stock Awards and Common Stock Units[2] |
|---|---|---|---|---|
| **Alan D. Schnitzer** Chairman and Chief Executive Officer | 1,376,115 | — | 144,535 | — |
| **Daniel S. Frey** Executive Vice President and Chief Financial Officer | 151,539 | 77 | 26,939 | — |
| **Avrohom J. Kess** Vice Chairman and Chief Legal Officer | 323,741 | — | 36,944 | — |
| **Gregory C. Toczydlowski** Executive Vice President and President, Business Insurance | 294,769 | — | 27,277 | — |
| **Michael F. Klein** Executive Vice President and President, Personal Insurance | 265,540 | — | 25,308 | — |
| All executive officers as a group (11 persons) | 3,517,065 | 7,680 | 376,781 | — |
| All non-executive directors as a group (10 persons) | — | — | — | 273,252 |
| Each associate of the above-mentioned directors or executive officers | — | — | — | — |
| Each other person who received or is to receive 5% of such options, warrants or rights | — | — | — | — |
| All employees (other than executive officers) as a group (8,971 persons) | 5,626,094 | 1,645,587 | 539,121 | — |

(1) The number of shares represents the target number of shares that could be issued underlying the performance-based performance share awards. Please see the "Compensation Discussion and Analysis" section of this Proxy Statement for additional details on the performance share awards.

(2) Please see the "Non-Employee Director Compensation" section of this Proxy Statement for additional details regarding the non-employee director deferred stock awards and common stock units.

## Summary of Material Terms of the Amended Plan

The following summary of the material terms of the Amended Plan is qualified in its entirety by reference to the complete text of the Amended Plan, which is attached hereto as Annex B.

### Purpose

The purposes of the Amended Plan are to: (1) attract and retain employees, non-employee directors, consultants and other service providers of the Company and its affiliates ("Eligible Persons"); (2) provide Eligible Persons with incentive-based compensation in the form of Company Common Stock; (3) attract and compensate non-employee directors for service as Board and committee members; (4) encourage decision making based upon long-term goals; and (5) align the interest of Eligible Persons with that of the Company's shareholders by encouraging such persons to acquire a greater ownership position in the Company.

### Types of Awards

The Amended Plan provides for grants of the following specific types of awards, and also permits other equity-based or equity-related awards (each, an "Award" and, collectively, "Awards"). Each Award will be evidenced by an award agreement (an "Award Agreement"), which will govern that Award's terms and conditions.

***Stock Options and Stock Appreciation Rights ("SARs").*** A stock option entitles the recipient to purchase a share of Common Stock at an exercise price specified in the Award Agreement (including through net settlement or a cashless exercise through a broker facility, to the extent permitted by the Compensation Committee). The Amended Plan permits grants of stock options that qualify as "incentive stock options" under Section 422 of the Internal Revenue Code ("ISOs") and nonqualified stock options. A SAR may entitle the recipient to receive shares of Common Stock, cash or other property on the exercise date having a value equal to the excess of the market value of the underlying shares of Common Stock on the exercise date over the exercise price specified in the Award Agreement. Stock options and SARs will become exercisable as and when specified in the Award Agreement, but not later than ten years after the date of grant. Vested and exercisable stock options and SARs that are in the money will generally be exercised automatically (through net settlement in the case of options) if they remain unexercised as of the Award expiration date. The Amended Plan provides that we may not reset the exercise price for previously granted stock options and SARs without obtaining shareholder approval and that we generally

may not issue any stock options or SARs with an exercise price less than the closing trading price of a share of Common Stock on the NYSE on the date of grant. Grants of options and SARs are subject to the individual limits described below.

***Restricted Stock and Restricted Stock Units ("RSUs").*** Grants of restricted stock are shares of Common Stock that have been registered in the recipient's name, but that are subject to transfer restrictions and may be subject to forfeiture or vesting conditions for a period of time as specified in the Award Agreement. The recipient of restricted stock has the rights of a shareholder, including voting and dividend rights, subject to any restrictions and conditions specified in the Award Agreement. An RSU represents an unfunded, unsecured obligation by the Company to deliver a share of Common Stock (or cash or other securities or property) at a future date upon satisfaction of the conditions specified in the Award Agreement. The conditions, vesting and forfeiture provisions for awards of restricted stock and RSUs are within the discretion of the Compensation Committee.

***Performance Awards.*** Performance awards entitle a recipient to future payments of Common Stock or other property (including cash) based upon the attainment of performance conditions established in writing by the Compensation Committee. Payment is made in cash, shares of Common Stock or any combination thereof, as determined by the Compensation Committee. The Award Agreement establishing a performance award may establish that a portion of an Award will be paid for performance that exceeds the minimum target but falls below the maximum target available to the Award. The relevant Award Agreement will also provide for the timing of payment as determined by the Compensation Committee. Grants of performance awards are subject to the individual limits described below.

The performance conditions upon which performance Awards may be based include one or more of the following: earnings per share; earnings before interest and tax; net income; adjusted net income; operating income; stock price; total shareholder return; market share; return on equity; cash return on equity; achievement of profit, loss and/ or expense ratio; revenue targets; cash flows; book value; return on assets; return on capital; improvements in capital structure; revenues or sales; working capital; credit rating; improvement in workforce diversity; employee retention; closing of corporate transactions; customer satisfaction; or

implementation, completion or attainment of products or projects. For purposes of defining performance conditions, the Compensation Committee may elect to exclude the impact of extraordinary or non-recurring items.

***Other Stock-Based Awards.*** The Compensation Committee may issue unrestricted shares of Common Stock, or other awards denominated in Common Stock (including but not limited to phantom stock and deferred stock units), alone or in tandem with other Awards, in such amounts and subject to such terms and conditions as the Committee may from time to time in its sole discretion determine.

***Dividends and Dividend Equivalent Rights.*** An Award may, if determined by the Compensation Committee, provide for the right to receive dividend payments or dividend equivalent payments with respect to Common Stock subject to the Award, which payments may be made either currently or credited to an account for the Award recipient and may be settled in cash or Common Stock. Under the Amended Plan, no payments will be made in respect of dividends or dividend equivalent rights on any performance-based Awards unless and until the corresponding portion of the underlying Award is earned, and no dividends or dividend equivalent rights may be granted with respect to stock options or SARs.

## Administration

Awards may be granted by the Compensation Committee of the Board or a subcommittee of the Compensation Committee, or such other committee of the Board or the full Board. Unless otherwise determined by the Board, any such committee will consist of no less than two directors who are intended to qualify as "independent directors" within the meaning of Rule 303A of the NYSE's Listed Company Manual and as "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act. The Compensation Committee may at any time delegate to a committee of the Board or one or more officers of the Company some or all of the Committee's authority over the administration of the Amended Plan, subject to certain exceptions.

The number of employees selected to receive Awards will likely vary from year to year. The Compensation Committee has the authority to determine the type and timing of Awards, to select the Award recipients and to determine the terms of each Award, including, among other things,

any modifications of the Award, applicable restrictions and termination and vesting conditions. The Compensation Committee has the authority to establish terms of Awards relating to a recipient's retirement, death, disability, leave of absence or termination of employment. The Compensation Committee also has the full and exclusive power to administer and interpret the Amended Plan and to adopt such administrative rules, regulations, procedures and guidelines governing the Amended Plan and the Awards as it may deem necessary in its discretion, from time to time.

## Eligibility

Awards under the Amended Plan may be granted to employees, non-employee directors, consultants or other service providers with respect to the Company or its affiliates. As of December 31, 2020, there were approximately 17,800 such persons eligible, based on established criteria utilized by the Compensation Committee in determining awards. The Compensation Committee may also grant stock options, SARs, restricted stock, RSUs, performance awards or other Awards under the Amended Plan in substitution for, or in connection with the assumption of, existing options, SARs, restricted stock, RSUs, performance awards or other awards granted, awarded or issued by another entity and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a transaction involving a merger, consolidation, plan of exchange, acquisition of property or stock, separation, reorganization or liquidation to which the Company or any subsidiary is a party. The terms and conditions of the substitute Awards may vary from the terms and conditions set forth in the Amended Plan to the extent the Compensation Committee at the time of the grant may deem appropriate.

## Number of Shares Available for Issuance

The number of shares of Common Stock available and reserved for grant of Awards under the Amended Plan is 22,400,000, which may consist of shares that are authorized but unissued, or previously issued shares reacquired by the Company, or both. In addition, any shares subject to awards under the Amended and Restated 2004 Stock Incentive Plan that were outstanding as of May 27, 2014 (the date the 2014 Stock Incentive Plan was initially approved by shareholders) and subsequently expire, are cancelled, settled in cash or otherwise terminate without the issuance of shares of Common Stock will be available for award grants under the Amended Plan.

The Amended Plan provides that the following are not counted towards the maximum number of shares and are also available for future grants under the Amended Plan:

- shares of Common Stock subject to an Award that expires unexercised, that is forfeited, terminated or canceled, that is settled in cash or other forms of property, or otherwise does not result in the issuance of shares of Common Stock, in whole or in part;

- shares that are used by an Award recipient (whether delivered by the recipient or retained by the Company pursuant to the recipient's authorization) to pay the exercise price of stock options and shares used to pay withholding taxes on Awards generally; and

- shares purchased by the Company in the open market using Option Proceeds (as defined in the Amended Plan); provided, however, that the increase in the number of shares of Common Stock available for grant pursuant to such market purchases shall not be greater than the number that could be repurchased at fair market value on the date of exercise of the stock option giving rise to such Option Proceeds.

In addition, the number of shares of Common Stock available for grant under the Amended Plan will not be reduced by shares subject to Awards granted under the Amended Plan upon the assumption of, or in substitution for, awards granted by a business or entity that is merged into or acquired by the Company.

## Limitations of Number of Shares Granted; Adjustments

No person may, in any three calendar year period, be granted Awards of stock options and SARs with respect to more than 3,000,000 shares of Common Stock under the Amended Plan, subject to adjustment as provided below.

No person may be granted, in any calendar year, performance Awards (1) in respect of more than 1,000,000 shares of Common Stock (if the Award is denominated in shares of Common Stock) or (2) having a maximum payment with a value greater than $15,000,000 (if the Award is not denominated in shares of Common Stock).

In the event of any share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or transaction or exchange of shares or other corporate exchange, equity restructuring, distribution to shareholders other than regular cash dividends, or any similar transaction,

the Compensation Committee is to make equitable adjustments to:

- the maximum number and kind of shares available for issuance under the Amended Plan;

- the maximum number of shares for which Awards may be granted during a specified period to any recipient; and

- any other affected terms of Awards.

### Repricing Prohibited

The Committee may not amend any stock option or SAR granted under the Amended Plan to decrease the exercise price or strike price thereof, or cancel a stock option or SAR (1) in exchange for a cash payment exceeding the fair market value of the shares covered by the Award over the corresponding exercise or strike price for such Award; or (2) in conjunction with the grant of any new stock option or SAR or other Award with a lower exercise price or strike price, or otherwise take any such action that would be treated under the rules of the NYSE as a "repricing" of such stock option or SAR, unless such amendment, cancellation or action is approved by the Company's shareholders in accordance with applicable law and rules of the NYSE.

### Forfeiture/Clawback

Any Awards may be subject to reduction, cancellation, forfeiture or recoupment to the extent required by applicable law, NYSE rules or as provided in the relevant Award Agreement.

### Change of Control

Upon a Change of Control (as defined in the Amended Plan), the Amended Plan does not provide for automatic vesting or acceleration; however, the Compensation Committee may, in its discretion, at the time an Award is made or at any time prior to, coincident with or after the time of a Change of Control:

- provide for the purchase or cancellation of such Awards, for an amount of cash (if any) equal to the amount which could have been obtained upon the exercise or realization of such rights had such Awards been currently exercisable or payable;

- make such adjustment to the Awards then outstanding as the Committee deems appropriate to reflect such transaction or change (including acceleration of vesting); and/or

- cause the Awards then outstanding to be assumed, or new rights substituted therefor, by the surviving corporation in such Change of Control.

The Compensation Committee may, in its discretion, include such further provisions and limitations in any Award document as it may deem equitable and in the best interests of the Company.

## Transferability; Deferrals

The Compensation Committee may permit (on such terms, conditions and limitations as it determines) an Award to be transferred or transferable to family members, charities or estate planning vehicles for no consideration and only to the extent permissible by law and, in the case of an ISO, to the extent permissible under Section 422 of the Internal Revenue Code. Other than as stated in the preceding sentence, no Award may be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a recipient otherwise than by will or by the laws of descent and distribution.

The Compensation Committee may require or permit award recipients to elect to defer the issuance of shares or the settlement of Awards in cash under such rules and procedures as it may establish under the Amended Plan. It may also provide that deferred settlements include the payment or crediting of interest or dividend equivalents on the deferral amounts.

## Amendment and Termination

The Board may amend, suspend or terminate the Amended Plan or any portion thereof at any time, provided that, (1) no amendment shall be made without shareholder approval if such approval is necessary in order for the Amended Plan to continue to comply with the rules of the NYSE and (2) no amendment, suspension or termination may materially adversely affect any outstanding Award without the consent of the person to whom such Award was made. The Amended Plan will terminate on February 5, 2024, unless terminated prior to that date.

## U.S. Federal Income Tax Treatment of Plan Awards

The following is a brief summary of the principal U.S. federal income tax consequences of transactions under the Amended Plan based on current U.S. federal income tax laws. This summary is not intended to be exhaustive, does not constitute tax advice and, among other things, does not describe state, local or foreign tax consequences.

***Non-Qualified Options.*** No taxable income is realized by a participant upon the grant of a stock option. Upon the exercise of a nonqualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the shares of Common Stock for which the option is exercised over the aggregate option exercise price. Income and payroll taxes are required to be withheld by the participant's employer on the amount of ordinary income resulting to the participant from the exercise of a stock option. The amount recognized as income by the participant is generally deductible by the participant's employer for federal income tax purposes. The participant's tax basis in shares of Common Stock acquired by exercise of a stock option will be equal to the exercise price plus the amount taxable as ordinary income to the participant.

Upon a sale of the shares of Common Stock received by the participant upon exercise of the stock option, any gain or loss will generally be treated for federal income tax purposes as long-term or short-term capital gain or loss, depending upon the holding period of that stock. The participant's holding period for shares acquired upon the exercise of a stock option begins on the date of exercise of that stock option.

If the participant pays the exercise price in full or in part by using shares of previously acquired Common Stock, the exercise will not affect the tax treatment described above, and no gain or loss generally will be recognized to the participant with respect to the previously acquired shares. The shares received upon exercise which are equal in number to the previously acquired shares used will have the same tax basis as the previously acquired shares surrendered to us and will have a holding period for determining capital gain or loss that includes the holding period of the shares used. The value of the remaining shares received by the participant will be taxable to the participant as compensation. The remaining shares will have a tax basis equal to the fair market value recognized by the participant as compensation income, and the holding period will commence on the exercise date.

***Incentive Stock Options.*** No taxable income is realized by a participant upon the grant or exercise of an ISO; however, the exercise of an ISO will give rise to an item of tax preference that may result in alternative minimum tax liability for the participant. If shares of Common Stock are issued to a participant after the exercise of an ISO and if no disqualifying disposition of those shares is made by

that participant within two years after the date of grant or within one year after the receipt of those shares by that participant, then:

- upon the sale of those shares, any amount realized in excess of the option exercise price will be taxed to that participant as a long-term capital gain, and

- the Company will be allowed no deduction.

If shares of Common Stock acquired upon the exercise of an ISO are disposed of prior to the expiration of either holding period described above, that disposition would be a "disqualifying disposition", and generally:

- the participant will realize ordinary income in the year of disposition in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise, or, if less, the amount realized on the disposition of the shares, over the option exercise price, and

- the Company will be entitled to deduct that amount.

Any other gain realized by the participant on that disposition will be taxed as short-term or long-term capital gain and will not result in any deduction to us. If a participant pays the exercise price in full or in part with previously acquired shares of Common Stock, the exchange will not affect the tax treatment of the exercise. Upon the exchange, no gain or loss generally will be recognized upon the delivery of the previously acquired shares to us, and the shares issued in replacement of the shares used to pay the exercise price will have the same basis and holding period for capital gain purposes as the previously acquired shares. A participant, however, would not be able to utilize the holding period for the previously acquired shares for purposes of satisfying the ISO statutory holding period requirements. Additional shares of Common Stock will have a basis of zero and a holding period that commences on the date the Common Stock is issued to the participant upon exercise of the ISO. If this exercise is effected using shares of Common Stock previously acquired through the exercise of an ISO, the exchange of the previously acquired shares may be a disqualifying disposition of that Common Stock if the holding periods discussed above have not been met.

If an ISO is exercised at a time when it no longer qualifies as an ISO, the option will be treated as a nonqualified option.

Subject to some exceptions for disability or death, an ISO generally will not be eligible for the federal income tax treatment described above if it is exercised more than three months following a termination of employment.

***Stock Appreciation Rights.*** Upon the exercise of a SAR, the participant will recognize compensation income in an amount equal to the cash received plus the fair market value of any Common Stock received from the exercise. The participant's tax basis in the shares of Common Stock received on exercise of the SAR will be equal to the compensation income recognized with respect to the Common Stock. The participant's holding period for shares acquired after the exercise of a SAR begins on the exercise date. Income and payroll taxes are required to be withheld on the amount of compensation attributable to the exercise of the SAR, whether the income is paid in cash or shares. Upon the exercise of a SAR, the participant's employer will generally be entitled to a deduction in the amount of the compensation income recognized by the participant.

***Restricted Stock, Restricted Stock Units and Other Stock-Based Awards.*** Restricted stock that is subject to a substantial risk of forfeiture generally results in income recognition by the participant in an amount equal to the excess of the fair market value of the shares of stock over the purchase price, if any, of the restricted stock at the time the restrictions lapse. However, if permitted by the Company, a recipient of restricted stock may make an election under Section 83(b) of the Internal Revenue Code to instead be taxed on the excess of the fair market value of the shares granted, measured at the time of grant and determined without regard to any applicable risk of forfeiture or transfer restrictions, over the purchase price, if any, of such restricted stock. A participant who has been granted shares of Common Stock that are not subject to a substantial risk of forfeiture for federal income tax purposes will realize ordinary income in an amount equal to the fair market value of the shares at the time of grant. A recipient of RSUs, performance awards or other stock-based awards (other than restricted stock) will generally recognize ordinary income at the time that the award is settled in an amount equal to the cash and/or fair market value of the shares received at settlement. In each of these cases, the Company will generally have a corresponding tax deduction at the same time the participant recognizes such income.

## Registration with the SEC

If the amendment described in this Item 4 is approved by shareholders, the Company will file a Registration Statement on Form S-8 with the SEC with respect to the shares of the Company's Common Stock to be registered pursuant to the Amended Plan, as soon as reasonably practicable following shareholder approval.

# Share Ownership Information

## Directors and Executive Officers

The following table shows, as of March 23, 2021, the beneficial ownership of our common stock by each director and director nominee of the Company, each of the named executive officers, and all directors, director nominees and executive officers of the Company as a group.

| Name of Beneficial Owner | Number of Shares or Units Beneficially Owned as of March 23, 2021[1] | | | |
| | Shares Owned Directly and Indirectly[2] | Stock Options Exercisable Within 60 Days of March 23, 2021[3] | Stock Equivalent Units[4] | Total Stock-Based Ownership[5] |
|---|---|---|---|---|
| Alan D. Schnitzer | 192,739 | 664,158 | — | 856,897 |
| Daniel S. Frey | 2,253 | 18,172 | — | 20,425 |
| Avrohom J. Kess | 24,668 | 141,199 | — | 165,867 |
| Gregory C. Toczydlowski | 13,478 | 161,375 | — | 174,853 |
| Michael F. Klein | 5,980 | 141,887 | — | 147,867 |
| Alan L. Beller | — | — | — | — |
| Janet M. Dolan | — | — | 289 | 289 |
| Patricia L. Higgins | 119 | — | — | 119 |
| William J. Kane | 820 | — | — | 820 |
| Thomas B. Leonardi | — | — | — | — |
| Clarence Otis Jr. | — | — | — | — |
| Elizabeth E. Robinson | — | — | — | — |
| Philip T. Ruegger III | 23,359 | — | — | 23,359 |
| Todd C. Schermerhorn | — | — | — | — |
| Donald J. Shepard | — | — | — | — |
| Laurie J. Thomsen | 1,925 | — | 1,252 | 3,177 |
| All Directors and Executive Officers as a group (22 persons)[6] | 660,109 | 1,665,640 | 1,541 | 2,327,290 |

(1) Unless otherwise indicated, each individual and member of the group has sole voting power and sole investment power with respect to the shares owned. As of March 23, 2021, (A) no director or executive officer beneficially owned 1% or more of the outstanding common stock of the Company, and (B) the directors and executive officers of the Company as a group beneficially owned approximately 0.92% of the outstanding common stock of the Company (including common stock they can acquire within 60 days).

(2) Included are (A) common shares owned outright; (B) common shares held in our 401(k) Savings Plan; (C) shares held by family members of the following: Mr. Schnitzer—15,413 shares held by his spouse and 93 shares held by Mr. Schnitzer as custodian for his children (Mr. Schnitzer disclaims beneficial ownership of these 93 shares); and Ms. Thomsen—200 shares held by her spouse; and (D) the following shares which are held in trust: Ms. Thomsen—125 shares held in trust for which Ms. Thomsen is a nominal trustee.

(3) The number of shares shown in this column are not currently outstanding but are deemed beneficially owned because of the right to acquire them pursuant to options exercisable within 60 days of March 23, 2021.

(4) All non-employee directors hold deferred stock units granted under the Amended and Restated 2004 Stock Incentive Plan, the 2014 Stock Incentive Plan, the Deferred Compensation Plan for Non-Employee Directors or the legacy deferred stock plan of either St. Paul or TPC. This column lists those deferred stock units that would be distributed to directors in the form of shares of common stock within 60 days if any of them were to have retired as a director on March 23, 2021. In addition, each director holds deferred stock units and common stock units which are not reflected in the table above because the units would not be distributed to directors in the form of common stock until at least six months following his or her retirement as a director. See footnote (2) to the "Non-Employee Director Compensation—Director Compensation for 2020" table for detail regarding each director's common stock units and deferred stock unit holdings as of December 31, 2020.

(5) These amounts are the sum of the number of shares shown in the prior columns. As of March 23, 2021, non-employee directors also hold deferred stock units and common stock units which are not reflected in the table above because the units will be distributed to directors in the form of common stock more than 60 days following their retirement as a director. The table below reflects the directors' equity holdings in the Company, including these deferred and common stock units.

| Name | Shares Owned Directly and Indirectly | Stock Equivalent Units | | Total |
|---|---|---|---|---|
| | | Vested | Unvested | |
| Beller | — | 34,872 | 2,611 | 37,483 |
| Dolan | — | 48,083 | 2,611 | 50,694 |
| Higgins | 119 | 34,872 | 2,611 | 37,602 |
| Kane | 820 | 15,712 | 2,611 | 19,143 |
| Otis | — | 7,740 | 2,611 | 10,351 |
| Robinson | — | — | 3,054 | 3,054 |
| Ruegger | 23,359 | 10,326 | 2,611 | 36,296 |
| Schermerhorn | — | 6,107 | 2,611 | 8,718 |
| Shepard | — | 41,022 | 1,359 | 42,381 |
| Thomsen | 1,925 | 49,209 | 2,611 | 53,745 |

(6) Includes an aggregate of 375 shares of common stock beneficially owned by these individuals in trust and 17,962 shares of common stock held by family members.

## 5% Owners

The following table provides information about shareholders known to us to beneficially own more than 5% of our outstanding common stock.

| Beneficial Owner | Amount and Nature of Beneficial Ownership of Company Stock | Percent of Company Common Stock |
|---|---|---|
| **The Vanguard Group** | | |
| 100 Vanguard Boulevard, Malvern, PA 19355 | 21,672,383[1] | 8.6%[1] |
| **BlackRock, Inc.** | | |
| 55 East 52nd Street, New York, NY 10055 | 20,322,232[2] | 8.0%[2] |
| **State Street Corporation** | | |
| State Street Financial Center, One Lincoln Street, Boston, MA 02111 | 16,495,345[3] | 6.5%[3] |
| **Capital International Investors** | | |
| 333 South Hope Street, 55th Fl, Los Angeles, CA 90071 | 15,160,534[4] | 6.0%[4] |
| **FMR LLC** | | |
| 245 Summer Street, Boston, MA 02210 | 14,008,402[5] | 5.5%[5] |

(1) As of December 31, 2020, and as reported on a Schedule 13G filed by Vanguard with the SEC on February 10, 2021, Vanguard had (1) shared voting power with respect to 425,840 shares of common stock, (2) sole dispositive power with respect to 20,535,845 shares of common stock and (3) shared dispositive power with respect to 1,136,538 shares of common stock held by Vanguard, including Vanguard Asset Management, Limited, Vanguard Fiduciary Trust Company, Vanguard Global Advisors, LLC, Vanguard Group (Ireland) Limited, Vanguard Investments Australia, Ltd., Vanguard Investments Canada Inc., Vanguard Investments Hong Kong Limited and Vanguard Investments UK, Limited.

(2) As of December 31, 2020, and as reported on a Schedule 13G filed by BlackRock with the SEC on February 1, 2021, BlackRock, Inc. had (1) sole voting power with respect to 17,192,292 shares of common stock and (2) sole dispositive power with respect to 20,322,232 shares of common stock held by BlackRock Life Limited, BlackRock International Limited, BlackRock Advisors, LLC, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock Asset Management Deutschland AG, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors, BlackRock Asset Management North Asia Limited, BlackRock (Singapore) Limited and BlackRock Fund Managers Ltd.

(3) As of December 31, 2020, and as reported on a Schedule 13G filed by State Street with the SEC on February 11, 2021, State Street had (1) shared voting power with respect to 9,995,063 shares of common stock and (2) shared dispositive power with respect to 16,479,860 shares of common stock held by SSGA Funds Management, Inc., State Street Global Advisors Limited (UK), State Street Global Advisors Ltd (Canada), State Street Global Advisors, Australia Limited, State Street Global Advisors (Japan) Co., Ltd, State Street Global Advisors Asia Ltd, State Street Global Advisors Singapore Ltd, State Street Global Advisors GmbH, State Street Global Advisors Ireland Limited and State Street Global Advisors Trust Company.

(4) As of December 31, 2020, and as reported on a Schedule 13G filed by CII with the SEC on February 16, 2021, CII had (1) sole voting power with respect to 15,160,534 shares of common stock and (2) sole dispositive power with respect to 15,160,534 shares of common stock held by CII, a division of Capital Research and Management Company, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl and Capital International K.K.

(5) As of December 31, 2020, and as reported on a Schedule 13G filed by Fidelity with the SEC on February 8, 2021, Fidelity had (1) sole voting power with respect to 1,536,471 shares of common stock and (2) sole dispositive power with respect to 14,008,402 shares of common stock held by FIAM LLC, Fidelity Institutional Asset Management Trust Company, Fidelity Management & Research Company LLC and Strategic Advisers LLC.

# CEO Pay Ratio

As required by Section 953(B) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we provide the following information regarding the relationship of the annual total compensation of our employees and the annual total compensation of Mr. Schnitzer, our Chief Executive Officer. For 2020, our last completed fiscal year:

- The median of the annual total compensation of all employees of our company (other than Mr. Schnitzer) was $112,896;

- The annual total compensation of Mr. Schnitzer was $19,003,194; and

- Based on the foregoing, the ratio of the annual total compensation of Mr. Schnitzer to the median of the annual total compensation of all employees was 168 to 1.

In addition to the required ratio, we also provide the following supplemental information regarding the relationship of the annual total compensation of our full-time U.S. employees who worked for us for the entire year and the annual total compensation of Mr. Schnitzer.

For 2020:

- The median of the annual total compensation of full-time employees of our company (other than Mr. Schnitzer) in the United States who worked for us for the entire year was $119,630; and

- Based on the foregoing and the above annual total compensation of Mr. Schnitzer, the ratio of the annual total compensation of Mr. Schnitzer to the median of the annual total compensation of our full-time employees in the U.S. who worked for us for the entire year was 159 to 1.

As discussed below, these calculations include Company-paid benefits. We subsidize health benefits more heavily for lower paid employees as compared to higher paid employees and also offer 401(k) Savings Plan matching contributions and pension benefits. In addition, because we provide pension benefits to our U.S. employees, these calculations also include year-over-year change in pension value, calculated in accordance with SEC disclosure rules.

## Identifying the Median Employee for Purposes of the Required Ratio

We are required under SEC rules to identify a new "median employee" from the employee that we used for 2017, 2018 and 2019. We selected December 31, 2020, which is the last day of our fiscal year, as the date upon which we would identify such employee.

We determined that, as of December 31, 2020, we had approximately 30,800 full-time, part-time and temporary employees. These employees were located primarily in the United States, Canada, the United Kingdom and Ireland. For purposes of calculating our median employee compensation, we excluded 1,252 individuals located in the United Kingdom and 56 located in Ireland. As a result of this de minimis exemption, our employee population for purposes of calculating our median employee compensation was reduced to approximately 29,500.

In order to identify the median employee, we used annual total compensation, as that term is defined in Item 402(c)(2)(x) of Regulation S-K, as our compensation measure. We included perquisites and personal benefits for each employee, whether or not the amount exceeded $10,000 in the aggregate. We also included the change in pension value for participants in our tax-qualified defined benefit plan with a cash-balance formula but excluded the change in pension value for grandfathered participants accruing benefits under a final average pay formula. We excluded the change in pension value for grandfathered participants because of the complexity of calculating change in pension value for such participants and the limited number of such participants. We consistently applied this compensation measure to our employee population.

Because our employees are predominantly located in the United States, as is our CEO, we did not make any cost-of-living adjustments in identifying our median employee.

In addition, in identifying our median employee, we did not annualize the compensation of all permanent employees included in the employee population who were employed as of December 31, 2020, but did not work for us or our consolidated subsidiaries for the entire fiscal year.

## Identifying the Median Employee for Purposes of the Supplemental Ratio

We identified the median employee for purposes of the supplemental ratio in the same manner as we did for the required ratio except:

- We excluded all of our non-U.S. employees;

- We excluded U.S. employees who were employed as of December 31, 2020, but did not work for us or our consolidated subsidiaries for the entire calendar year; and

- We excluded part-time U.S. employees who were employed as of December 31, 2020.

## Calculating the Median Employee's Total Compensation

In order to determine the compensation of the median employee for purposes of the required ratio and for the supplemental ratio, we combined all of the elements of each employee's compensation for 2020 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $112,896 for the required ratio and $119,630 for the supplemental ratio. For purposes of the foregoing, we included personal benefits that in aggregate were less than $10,000 and, as described above, compensation under non-discriminatory benefit plans and year-over-year change in pension value.

## Calculating Mr. Schnitzer's Total Compensation

Mr. Schnitzer's annual total compensation for 2020, above, differs from the amount reported in the "total" column in the "Summary Compensation Table" because it includes compensation under benefit plans that do not discriminate in favor of our executive officers and are available generally to all salaried employees, which amounts are excluded from the amount reported in the "Summary Compensation Table".

# General Information About the Meeting

## Why am I being provided with these materials?

We are providing these proxy materials in connection with the Board's solicitation of proxies to be voted at our Annual Meeting of Shareholders to be held on May 20, 2021, and at any postponements or adjournments of the Annual Meeting. The proxy materials, which are available on our website at *investor.travelers.com*, include the Notice of Annual Meeting of Shareholders, this Proxy Statement and our Annual Report. We have either (1) delivered to you a Notice of Internet Availability of Proxy Materials (the "Notice") and made the proxy materials available to you on the Internet or (2) delivered printed versions of the proxy materials, including a proxy card, to you by mail.

## How do I vote my shares without attending the Annual Meeting?

If you are a shareholder of record or hold shares through our 401(k) Savings Plan, you may vote by granting a proxy. Specifically, you may vote:

- *By Internet*—You may submit your proxy by going to *www.proxyvote.com* and following the instructions on how to complete an electronic proxy card. You will need the 16-digit number included on your Notice or proxy card in order to vote by Internet.

- *By Telephone*—You may submit your proxy by using a touch-tone telephone to dial (800) 690-6903 and following the recorded instructions. You will need the 16-digit number included on your Notice or proxy card in order to vote by telephone.

- *By Mail*—You may vote by mail by requesting a proxy card from us, indicating your vote by completing, signing and dating the card where indicated and by mailing or otherwise returning the card in the envelope that will be provided to you. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity, indicate your name and title or capacity.

If you hold your shares in an account with a broker, bank or other nominee (shares held in "street name"), you may vote by submitting voting instructions to your bank, broker or other nominee. In most instances, you will be able to do this on the Internet, by telephone or by mail as indicated above. Please refer to the voting instruction form or other information from your bank, broker or other nominee on how to submit voting instructions.

## What constitutes a quorum?

A majority of the shares of common stock entitled to vote must be present or represented by proxy to constitute a quorum at the Annual Meeting. Abstentions and shares represented by "broker non-votes", as described below, are counted as present and entitled to vote for purposes of determining a quorum. On the record date of March 23, 2021, there were 251,460,946 shares of the Company's common stock outstanding, and each share is entitled to one vote at the Annual Meeting.

## Who is entitled to vote?

Shareholders as of the close of business on the record date of March 23, 2021, may vote at the Annual Meeting. You have one vote for each share of common stock held by you as of March 23, 2021, including shares:

- Held directly in your name as "shareholder of record" (also referred to as "registered shareholder");

- Held for you in street name—street name holders generally cannot vote their shares directly and instead must instruct the broker, bank or nominee how to vote their shares; and

- Credited to your account in the Company's 401(k) Savings Plan.

## What are the voting deadlines if I do not attend the Annual Meeting?

**Internet and telephone voting facilities will close at 11:59 p.m. (Eastern Daylight Time) on May 19, 2021, for the voting of shares held by shareholders of record or held in street name and at 11:59 p.m. (Eastern Daylight Time) on May 18, 2021, for the voting of shares held by current and former employees through the Company's 401(k) Savings Plan.**

**Mailed proxy cards with respect to shares held of record or in street name must be received no later than May 19, 2021.**

**Mailed proxy cards with respect to shares held by current and former employees through the Company's 401(k) Savings Plan must be received no later than May 18, 2021.**

## May I revoke my proxy or change my vote?

Yes. Whether you have voted by Internet, telephone or mail, if you are a shareholder of record, you may revoke your proxy or change your vote by:

- Sending a written statement that you wish to revoke your proxy to our Corporate Secretary or to any corporate officer of the Company, provided such statement is received no later than May 19, 2021;
- Voting again by Internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m. (Eastern Daylight Time) on May 19, 2021;
- Submitting a properly signed proxy card with a later date that is received no later than May 19, 2021; or
- Voting at the virtual-only Annual Meeting.

If you are a current or former employee and hold shares through Travelers' 401(k) Savings Plan, you may change your vote and revoke your proxy by any of the first three methods listed if you do so no later than 11:59 p.m. (Eastern Daylight Time) on May 18, 2021. You cannot, however, revoke or change your proxy with respect to shares held through Travelers' 401(k) Savings Plan after that date, and you cannot vote those shares at the Annual Meeting.

If you hold shares in street name, you must contact your bank, broker or other nominee for specific instructions on how to change or revoke your vote.

## What is a "broker non-vote" and how does it affect voting on each item?

A broker non-vote occurs if you hold your shares in street name and do not provide voting instructions to your broker on a proposal and your broker does not have discretionary authority to vote on such proposal. See below for a discussion of which proposals permit discretionary voting by brokers and the effect of a broker non-vote.

## What if I receive more than one Notice or proxy card about the same time?

It generally means you hold shares registered in more than one account. To ensure that all your shares are voted, please sign and return each proxy card, or, if you vote by Internet or telephone, vote once for each Notice or proxy card you receive.

## Why is the Annual Meeting being held via audio webcast?

In light of the COVID-19 pandemic and in an effort to protect the health and safety of our shareholders, employees and communities, the Annual Meeting will be held by remote communication in the form of an audio webcast rather than an in-person event. The format of the audio webcast has been structured to provide our shareholders who attend our Annual Meeting with the same fundamental rights and opportunities to participate as they would at an in-person event. Shareholders will be able to submit questions online during the meeting through *www.virtualshareholdermeeting.com/TRV2021*.

## How do I attend and vote my shares at the virtual-only Annual Meeting?

The Annual Meeting will be a completely virtual meeting of shareholders, which will be conducted exclusively by audio webcast. No physical in-person meeting will be held. If you are a shareholder as of the close of business on the record date of March 23, 2021, you may attend and vote at the Annual Meeting by visiting *www.virtualshareholdermeeting.com/TRV2021* and logging in by entering the 16-digit control number found on your Notice or proxy card. The Annual Meeting will begin promptly at 9:00 a.m. (Eastern Daylight Time) on May 20, 2021. Shares held by current and former employees through the Company's 401(k) Savings Plan cannot be voted during the Annual Meeting. If you experience any technical difficulties during the meeting, a toll-free number will be available on the virtual shareholder meeting website for assistance.

## Will I be able to participate in the virtual meeting on the same basis as I would be able to participate in an in-person event?

The format of the virtual meeting has been structured to provide our shareholders who attend the Annual Meeting with the same fundamental rights and opportunities to participate as they would at an in-person event. We will take the following steps to ensure such an experience:

- providing shareholders with the ability to submit appropriate questions real-time via the meeting website, limiting questions to one per shareholder; and
- answering as many questions submitted in accordance with the meeting rules of conduct and procedures as possible during the time allotted for the meeting without discrimination.

Questions pertinent to meeting matters will be answered during the designated portion of the Annual Meeting, subject to time limitations. Questions regarding claims or personal matters are not pertinent to meeting matters, and therefore will not be answered. The rules of conduct and procedures will be available on the virtual shareholder meeting website.

## Who will count the vote?

Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes. Representatives of American Election Services, LLC will act as inspectors of election.

## Could other matters be decided at the Annual Meeting?

At the date this Proxy Statement went to press, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement. If other

matters are properly presented at the Annual Meeting for consideration and you are a shareholder of record and have submitted a proxy card, the persons named in your proxy card will have the discretion to vote on those matters for you.

## Who will pay the cost of this proxy solicitation?

We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees (for no additional compensation) in person or by telephone, electronic transmission and facsimile transmission. Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses. In addition, we have hired Morrow Sodali LLC to solicit proxies. We expect to pay Morrow Sodali LLC a fee of $15,000 plus reasonable expenses for these services.

## What am I voting on, how many votes are required to approve each item, how are votes counted and how does the Board recommend I vote?

The table below summarizes the proposals that will be voted on, the vote required to approve each item, how votes are counted and how the Board recommends you vote:

| Item | Vote Required | Voting Options | Board Recommendation[2] | Broker Discretionary Voting Allowed[3] | Impact of Abstain Vote |
|---|---|---|---|---|---|
| Item 1 – Election of the 11 director nominees listed in this Proxy Statement | Majority of votes cast– FOR must exceed AGAINST votes[1] | FOR AGAINST ABSTAIN | FOR | No | None |
| Item 2 – Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2021 | Majority of votes present or represented by proxy and entitled to vote on this item of business or, if greater, the vote required is a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum at the Annual Meeting | FOR AGAINST ABSTAIN | FOR | Yes | AGAINST |
| Item 3 – Non-binding vote to approve executive compensation | | FOR AGAINST ABSTAIN | FOR | No | AGAINST |
| Item 4 – Amendment to The Travelers Companies, Inc. Amended and Restated 2014 Stock Incentive Plan | | FOR AGAINST ABSTAIN | FOR | No | AGAINST |

(1) In an uncontested election of directors at which a quorum is present, if any nominee for director receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election, our Governance Guidelines require that such person must promptly tender his or her resignation to the Board following certification of the shareholder vote. Our Governance Guidelines further provide that the Nominating and Governance Committee will then consider the tendered resignation and make a recommendation to the Board as to whether to accept or reject the tendered resignation or whether other action should be taken. The Board will act on the tendered resignation, taking into account the Nominating and Governance Committee's recommendation, and publicly disclose its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of the certification of the election results. Cumulative voting in the election of directors is not permitted.

(2) If you are a registered holder and you sign and submit your proxy card without indicating your voting instructions, your shares will be voted in accordance with the Board's recommendation.

(3) A broker non-vote will not count as a vote for or against a director and will have no effect on the outcome of the election of the 11 director nominees disclosed in this Proxy Statement. A broker non-vote will have no effect on Items 2, 3 and 4 unless a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum at the Annual Meeting is required in order to approve the item as described in the column "Vote Required" above, in which case a broker non-vote will have the same effect as a vote "AGAINST".

## What is "householding" and how does it affect me?

SEC rules permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy statements and notices with respect to two or more shareholders sharing the same address by delivering a single proxy statement or a single notice addressed to those shareholders. This process, which is commonly referred to as "householding", provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if you are receiving duplicate copies of these materials and wish to have householding apply, please notify your broker. You may also call (866) 540-7095 or write to: Householding Department, 51 Mercedes Way, Edgewood, New York 11717, and include your name, the name of your broker or other nominee, and your account number(s). You can also request prompt delivery of a copy of the proxy statement and annual report by contacting Travelers Investor Relations Department, 485 Lexington Avenue, 3140-NY08EX, New York, New York 10017, (917) 778-6877.

# Shareholder Proposals for 2022 Annual Meeting

If any shareholder wishes to propose a matter for consideration at our 2022 Annual Meeting of Shareholders, the proposal should be mailed by certified mail return receipt requested, to our Corporate Secretary, at the Company's principal executive office located at 485 Lexington Avenue, New York, New York 10017. To be eligible under the SEC's shareholder proposal rule (Rule 14a-8(e) of the Exchange Act) for inclusion in our 2022 Annual Meeting Proxy Statement and form of proxy to be made available in April 2022, a proposal must be received by our Corporate Secretary on or before December 3, 2021. Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received.

Our bylaws require timely notice of business to be brought before a shareholders' meeting, including nominations of persons for election as directors. To be timely, notice to our Corporate Secretary must be received at our principal executive office not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year's annual meeting of shareholders; provided, however,

that in the event that the annual meeting of shareholders is more than 30 days before or 70 days after such anniversary date or, if no such meeting was held in the preceding year, notice by a shareholder shall be timely only if received (a) not earlier than 120 days prior to such annual meeting and (b) not less than 90 days before such annual meeting or, if later, within ten days after the first public announcement of the date of such annual meeting.

Our bylaws, which have other informational requirements that must be followed in connection with submitting director nominations and any other business for consideration at a shareholders meeting, are posted on our website at *www.travelers.com* under "Investors: Corporate Governance: Governance Documents".

For information regarding submission of a director nominee using the Company's proxy access bylaw, see "Governance of Your Company—Director Nominations—Proxy Access" in this Proxy Statement.

# Other Business

The Board does not know of any other matters to be brought before the meeting. If other matters are presented, the proxyholders have discretionary authority to vote all proxies in accordance with their best judgment.

By Order of the Board of Directors,

**Wendy C. Skjerven**
Corporate Secretary

OTHER INFORMATION

# Annex A: Reconciliation of GAAP Measures to Non-GAAP Measures and Selected Definitions

**Core income** is consolidated net income excluding the after-tax impact of net realized investment gains (losses) and the effect of a change in tax laws and tax rates at enactment date. **Core income per diluted share** is core income on a per diluted common share basis.

**Return on equity** is the ratio of net income less preferred dividends to average shareholders' equity for the periods presented. **Average shareholders' equity** is (a) the sum of total shareholders' equity excluding preferred stock at the beginning and end of each of the quarters for the period presented divided by (b) the number of quarters in the period presented times two. **Core return on equity** is the ratio of core income less preferred dividends to adjusted average shareholders' equity for the periods presented. **Adjusted shareholders' equity** is shareholders' equity excluding net unrealized investment gains (losses), net of tax, included in shareholders' equity, net realized investment gains (losses), net of tax, for the period presented, the effect of a change in tax laws and tax rates at enactment (excluding the portion related to net unrealized investment gains (losses)) and preferred stock. **Adjusted average shareholders' equity** is (a) the sum of adjusted shareholders' equity at the beginning and end of each of the quarters for the period presented divided by (b) the number of quarters in the period presented times two. **Average annual core return on equity** over a period is the ratio of: (a) the sum of core income less preferred dividends for the periods presented to (b) the sum of the adjusted average shareholders' equity for all years in the period presented.

In the opinion of the Company's management, core income, core income per diluted share and core return on equity are important indicators of how well management creates value for its shareholders through its operating activities and its capital management. Financial statement users also consider core income when analyzing the results and trends of insurance companies. These measures exclude net realized investment gains (losses), net of tax, which can be significantly impacted by both discretionary and other economic factors and are not necessarily indicative of operating trends. Internally, the Company's management uses core income, core income per diluted share and core return on equity to evaluate financial performance against historical results and establish performance targets on a consolidated basis.

**Book value per share** is total common shareholders' equity divided by the number of common shares outstanding. **Adjusted book value per share** is total common shareholders' equity excluding net unrealized investment gains and losses, net of tax, included in shareholders' equity, divided by the number of common shares outstanding. In the opinion of the Company's management, adjusted book value per share is useful in an analysis of a property casualty company's book value per share as it removes the effect of changing prices on invested assets (i.e., net unrealized investment gains (losses), net of tax), which do not have an equivalent impact on unpaid claims and claim adjustment expense reserves.

**Underwriting gain (loss)** is net earned premiums and fee income less claims and claim adjustment expenses and insurance-related expenses. In the opinion of the Company's management, it is important to measure profitability excluding the results of investing activities, which are managed separately from the insurance business. This measure is used to assess business performance and as a tool in making business decisions. **Underwriting gain, excluding the impact of catastrophes and net favorable (unfavorable) prior year loss reserve development**, is the underwriting gain (loss) adjusted to exclude claims and claim adjustment expenses, reinstatement premiums and assessments related to catastrophes and loss reserve development related to time periods prior to the current year. In the opinion of the Company's management, this measure is meaningful to users of the financial statements to understand the Company's periodic earnings and the variability of earnings caused by the unpredictable nature (i.e., the timing and amount) of catastrophes and loss reserve development. This measure is also referred to as **underlying underwriting margin, underlying underwriting income and underlying underwriting gain**.

A **catastrophe** is a severe loss designated a catastrophe by internationally recognized organizations that track and report on insured losses resulting from catastrophic events, such as Property Claim Services (PCS) for events in the United States and Canada. Catastrophes can be caused by various natural events, including, among others, hurricanes, tornadoes and other windstorms, earthquakes, hail, wildfires, severe winter weather, floods, tsunamis, volcanic eruptions and other naturally occurring events, such as solar flares. Catastrophes can also be man-made,

such as terrorist attacks and other intentionally destructive acts including those involving nuclear, biological, chemical and radiological events, cyber events, explosions and destruction of infrastructure. Each catastrophe has unique characteristics and catastrophes are not predictable as to timing or amount. Their effects are included in net and core income and claims and claim adjustment expense reserves upon occurrence. A catastrophe may result in the payment of reinsurance reinstatement premiums and assessments from various pools.

The Company's threshold for disclosing catastrophes is primarily determined at the reportable segment level. If a threshold for one segment or a combination thereof is exceeded and the other segments have losses from the same event, losses from the event are identified as catastrophe losses in the segment results and for the consolidated results of the Company. Additionally, an aggregate threshold is applied for international business across all reportable segments. The threshold for 2020 ranged from approximately $20 million to $30 million of losses before reinsurance and taxes.

**Net favorable (unfavorable) prior year loss reserve development** is the increase or decrease in incurred claims and claim adjustment expenses as a result of the re-estimation of claims and claim adjustment expense reserves at successive valuation dates for a given group of claims, which may be related to one or more prior years. In the opinion of the Company's management, a discussion of loss reserve development is meaningful to users of the financial statements as it allows them to assess the impact between prior and current year development on incurred claims and claim adjustment expenses, net and core income and changes in claims and claim adjustment expense reserve levels from period to period.

We have included the following tables to provide a reconciliation or a calculation of the above terms used in this Proxy Statement: (1) net income to core income less preferred dividends, (2) shareholders' equity to adjusted shareholders' equity, which are components of the return on equity and core return on equity ratios, (3) calculation of return on equity and core return on equity, (4) net income per diluted share to core income per diluted share, (5) book value per share to adjusted book value per share and (6) components of net income.

## Combined Ratio, Underwriting Expense Ratio and Underlying Combined Ratio

For Statutory Accounting Practices (SAP), the combined ratio is the sum of the SAP loss and loss adjustment expense (LAE) ratio and the SAP underwriting expense ratio as defined in the statutory financial statements required by insurance regulators. The combined ratio, as used in this proxy statement, is the equivalent of, and is calculated in the same manner as, the SAP combined ratio except that the SAP underwriting expense ratio is based on net written premiums and the underwriting expense ratio as used in this proxy statement is based on net earned premiums.

For SAP, the loss and LAE ratio is the ratio of incurred losses and loss adjustment expenses less certain administrative services fee income to net earned premiums as defined in the statutory financial statements required by insurance regulators. The loss and LAE ratio as used in this proxy statement is calculated in the same manner as the SAP ratio.

For SAP, the underwriting expense ratio is the ratio of underwriting expenses incurred (including commissions paid), less certain administrative services fee income and billing and policy fees and other, to net written premiums as defined in the statutory financial statements required by insurance regulators. The underwriting expense ratio as used in this proxy statement, is the ratio of underwriting expenses (including the amortization of deferred acquisition costs), less certain administrative services fee income, billing and policy fees and other, to net earned premiums.

The combined ratio, loss and LAE ratio, and underwriting expense ratio are used as indicators of the Company's underwriting discipline, efficiency in acquiring and servicing its business and overall underwriting profitability. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

Underlying combined ratio represents the combined ratio excluding the impact of net prior year reserve development and catastrophes. The underlying combined ratio is an indicator of the Company's underwriting discipline and underwriting profitability for the current accident year.

## RECONCILIATION OF NET INCOME TO CORE INCOME LESS PREFERRED DIVIDENDS

| ($ in millions, after-tax) | Twelve Months Ended December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2020 | 2019 | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 |
| Net income | $2,697 | $2,622 | $2,523 | $2,056 | $3,014 | $3,439 | $3,692 | $3,673 | $2,473 | $1,426 |
| Adjustments: | | | | | | | | | | |
| Net realized investment gains | (11) | (85) | (93) | (142) | (47) | (2) | (51) | (106) | (32) | (36) |
| Impact of TCJA[1] at enactment | — | — | — | 129 | — | — | — | — | — | — |
| Core Income | 2,686 | 2,537 | 2,430 | 2,043 | 2,967 | 3,437 | 3,641 | 3,567 | 2,441 | 1,390 |
| Less: Preferred dividends | — | — | — | — | — | — | — | — | — | 1 |
| Core income, less preferred dividends | $2,686 | $2,537 | $2,430 | $2,043 | $2,967 | $3,437 | $3,641 | $3,567 | $2,441 | $1,389 |

## RECONCILIATION OF SHAREHOLDERS' EQUITY TO ADJUSTED SHAREHOLDERS' EQUITY

| ($ in millions) | As of December 31, | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2020 | 2019 | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 |
| Shareholders' equity | $29,201 | $25,943 | $22,894 | $23,731 | $23,221 | $23,598 | $24,836 | $24,796 | $25,405 | $24,477 | $25,475 |
| Net unrealized investment (gains)/losses, net of tax | (4,074) | (2,246) | 113 | (1,112) | (730) | (1,289) | (1,966) | (1,322) | (3,103) | (2,871) | (1,859) |
| Net realized investment gains, net of tax | (11) | (85) | (93) | (142) | (47) | (2) | (51) | (106) | (32) | (36) | (173) |
| Impact of TCJA[1] at enactment | — | — | — | 287 | — | — | — | — | — | — | — |
| Preferred stock | — | — | — | — | — | — | — | — | — | — | (68) |
| Adjusted shareholders' equity | $25,116 | $23,612 | $22,914 | $22,764 | $22,444 | $22,307 | $22,819 | $23,368 | $22,270 | $21,570 | $23,375 |

(1) Tax Cuts and Jobs Act of 2017 ("TCJA")

## CALCULATION OF RETURN ON EQUITY AND CORE RETURN ON EQUITY

| ($ in millions, after-tax) | Twelve Months Ended December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2020 | 2019 | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 |
| Net income, less preferred dividends | $ 2,697 | $ 2,622 | $ 2,523 | $ 2,056 | $ 3,014 | $ 3,439 | $ 3,692 | $ 3,673 | $ 2,473 | $ 1,425 |
| Average shareholders' equity | 26,892 | 24,922 | 22,843 | 23,671 | 24,182 | 24,304 | 25,264 | 25,099 | 25,192 | 25,075 |
| Return on equity | 10.0% | 10.5% | 11.0% | 8.7% | 12.5% | 14.2% | 14.6% | 14.6% | 9.8% | 5.7% |
| Core income, less preferred dividends | $ 2,686 | $ 2,537 | $ 2,430 | $ 2,043 | $ 2,967 | $ 3,437 | $ 3,641 | $ 3,567 | $ 2,441 | $ 1,389 |
| Adjusted average shareholders' equity | 23,790 | 23,335 | 22,814 | 22,743 | 22,386 | 22,681 | 23,447 | 23,004 | 22,158 | 22,806 |
| Core return on equity | 11.3% | 10.9% | 10.7% | 9.0% | 13.3% | 15.2% | 15.5% | 15.5% | 11.0% | 6.1% |

## RECONCILIATION OF NET INCOME PER DILUTED SHARE TO CORE INCOME PER DILUTED SHARE

| | Twelve Months Ended December 31, | |
|---|---|---|
| | 2020 | 2019 |
| **Diluted income per share** | | |
| Net income | $ 10.52 | $9.92 |
| Adjustments: | | |
| Net realized investment gains, after-tax | (0.04) | (0.32) |
| Core income | $10.48 | $9.60 |

## RECONCILIATION OF BOOK VALUE PER SHARE TO ADJUSTED BOOK VALUE PER SHARE

| ($ in millions) | 2020 | 2019 | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Book value per share | $115.68 | $101.55 | $86.84 | $87.46 | $83.05 | $79.75 | $77.08 | $70.15 | $67.31 | $62.32 | $58.47 |
| Less: Net unrealized investment gains/ (losses), net of tax | 16.14 | 8.79 | (0.43) | 4.10 | 2.61 | 4.36 | 6.10 | 3.74 | 8.22 | 7.31 | 4.28 |
| Adjusted book value per share | $99.54 | $92.76 | $87.27 | $83.36 | $80.44 | $75.39 | $70.98 | $66.41 | $59.09 | $55.01 | $54.19 |

## RECONCILIATION OF INVESTED ASSETS TO INVESTED ASSETS EXCLUDING NET UNREALIZED INVESTMENT GAINS (LOSSES)

| ($ in millions) | 2020 | 2019 | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| Invested assets | $84,423 | $77,884 | $72,278 | $72,502 | $70,488 | $70,470 | $73,261 | $73,160 | $73,838 | $72,701 |
| Less: Net unrealized investment gains (losses), pre-tax | 5,175 | 2,853 | (137) | 1,414 | 1,112 | 1,974 | 3,008 | 2,030 | 4,761 | 4,399 |
| Invested assets excluding net unrealized Investment gains (losses) | $79,248 | $75,031 | $72,415 | $71,088 | $69,376 | $68,496 | $70,253 | $71,130 | $69,077 | $68,302 |

## COMPONENTS OF NET INCOME

| ($ in millions, after-tax) | Twelve Months Ended December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2020 | 2019 | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 |
| Underwriting gain excluding the impact of catastrophes and net favorable prior year reserve development (underlying underwriting gain) | $2,008 | $1,400 | $1,522 | $1,239 | $1,265 | $1,446 | $1,430 | $1,277 | $888 | $451 |
| Impact of catastrophes | (1,274) | (699) | (1,355) | (1,267) | (576) | (338) | (462) | (387) | (1,214) | (1,669) |
| Impact of net favorable (unfavorable) prior year reserve development | 276 | (47) | 409 | 378 | 510 | 617 | 616 | 552 | 622 | 473 |
| Underwriting gain/(loss) | 1,010 | 654 | 576 | 350 | 1,199 | 1,725 | 1,584 | 1,442 | 296 | (745) |
| Net investment income | 1,908 | 2,097 | 2,102 | 1,872 | 1,846 | 1,905 | 2,216 | 2,186 | 2,316 | 2,330 |
| Other, including interest expense | (232) | (214) | (248) | (179) | (78) | (193) | (159) | (61) | (171) | (195) |
| Core income | 2,686 | 2,537 | 2,430 | 2,043 | 2,967 | 3,437 | 3,641 | 3,567 | 2,441 | 1,390 |
| Net realized investment gains | 11 | 85 | 93 | 142 | 47 | 2 | 51 | 106 | 32 | 36 |
| Impact of TCJA at enactment | — | — | — | (129) | — | — | — | — | — | — |
| Net income | $2,697 | $2,622 | $2,523 | $2,056 | $3,014 | $3,439 | $3,692 | $3,673 | $2,473 | $1,426 |

The following terms are also used in this Proxy Statement and are defined as follows:

- **Book value per share growth** is the percentage change in book value per share over the specified time period.

- **Adjusted book value per share growth** is the percentage change in adjusted book value per share over the specified time period.

- **Total shareholder return** is the percentage change in the stock price and the cumulative amount of dividends, assuming dividend reinvestment, from the stock price at the beginning of the specified period.

# Annex B: The Travelers Companies, Inc. Amended and Restated 2014 Stock Incentive Plan

**1. Purpose.** The purposes of The Travelers Companies, Inc. Amended and Restated 2014 Stock Incentive Plan (the "Plan") are (i) to attract and retain Eligible Persons by providing competitive compensation opportunities, (ii) to provide Eligible Persons with incentive-based compensation in the form of Company Common Stock, (iii) to attract and compensate non-employee directors for service as Board and committee members, (iv) to encourage decision making based upon long-term goals, and (v) to align the interest of Eligible Persons with that of the Company's shareholders by encouraging such persons to acquire a greater ownership position in the Company.

**2. Definitions.** Wherever used herein, the following terms shall have the respective meanings set forth below:

"Award" means an award to a Participant made in accordance with the terms of the Plan.

"Board" means the Board of Directors of the Company.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

"Company" means The Travelers Companies, Inc.

"Committee" means the Compensation Committee of the Board, or a subcommittee of that committee, or such other committee of the Board (including, without limitation, the full Board) to which the Board has delegated power to act under or pursuant to the provisions of the Plan. Unless otherwise determined by the Board, the Committee shall consist of no less than two directors, all of whom shall be intended to qualify as "independent directors" within the meaning of Rule 303A of the New York Stock Exchange, and as "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act.

"Common Stock" means the common stock of the Company.

"Change of Control" means the first to occur of (i) any "person" within the meaning of Section 14(d) of the Exchange Act, other than a Permitted Holder, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of fifty percent (50%) or more of the then-outstanding Common Stock, other than pursuant to a purchase of Common Stock from

the Company; (ii) individuals who constitute the Board on the effective date of this Plan, cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the effective date of this Plan, whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least three quarters of the directors comprising the Board on the effective date of this Plan (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) shall be, for purposes of this clause (ii), considered as though such person were a member of the Board on the effective date of this Plan; (iii) any plan or proposal for the liquidation of the Company is adopted by the shareholders of the Company; (iv) all or substantially all of the assets of the Company are sold, liquidated or distributed (in one or a series of related transactions) to any person or group other than Permitted Holders; or (v) the consummation of a reorganization, merger, consolidation or other corporate transaction involving the Company (a "Transaction"), in each case, with respect to which the shareholders of the Company immediately prior to such Transaction do not, immediately after the Transaction, own more than fifty percent (50%) of the combined voting power of the Company or other entity resulting from such Transaction in substantially the same proportion as their ownership of the voting power of the Company immediately prior to such Transaction. Notwithstanding the foregoing, for purposes of Awards hereunder that are subject to the provisions of Section 409A of the Code and the regulations promulgated thereunder ("Code Section 409A"), no Change of Control shall be deemed to have occurred upon an event described in clauses (i) through (v) above that would have the effect of changing the time of payment of such Award unless such event would also constitute a change in the ownership or effective control of, or a change in the ownership of a substantial portion of the assets of, the Company for purposes of Code Section 409A.

"Eligible Person" means an employee, non-employee director, consultant or other service provider with respect to the Company or its affiliates.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

"Fair Market Value" means, as of a specified date, unless otherwise determined by the Committee, the closing trading price of a share of Common Stock on the New York Stock Exchange or on any national securities exchange on which the shares of Common Stock are then listed, or if the shares were not traded on such date, then on the immediately preceding date on which such shares of Common Stock were traded, all as reported by such source as the Committee may select.

"ISO" means an incentive stock option as defined in Section 422 of the Code.

"Option Proceeds" means the cash actually received by the Company for the exercise price in connection with the exercise of a stock option granted under the Plan plus the tax benefit that could be realized by the Company as a result of such stock option exercise, which tax benefit shall be determined by multiplying (a) the amount that is deductible for federal income tax purposes as a result of such stock option exercise (currently, equal to the amount upon which the Participant's withholding tax obligation is calculated) times (b) the maximum federal corporate income tax rate for the year of exercise. To the extent a Participant pays the exercise price and/or withholding taxes with shares of Common Stock, Option Proceeds shall not be calculated with respect to the amounts so paid with shares.

"Participant" means an Eligible Person who is selected by the Committee to participate in the Plan.

"Permitted Holder" means (i) the Company or any of its affiliates, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities or (iv) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company.

"Performance Conditions" may, for purposes of Awards under the Plan, include one or more of: earnings per share, earnings before interest and tax, net income, adjusted net income, operating income, stock price, total shareholder return, market share, return on equity, cash return on equity, achievement of profit, loss and/or expense ratio, revenue targets, cash flows, book value, return on assets or return on capital, improvements in capital structure, revenues or sales, working capital, credit rating, improvement in workforce diversity, employee retention, closing of corporate transactions, customer satisfaction, or implementation, completion or attainment of products or projects. Such Performance Conditions may be based on the attainment of levels set for such financial measures with respect to the Company or any subsidiary, division, business unit, or any combination thereof and may be set as an absolute measure or relative to a designated peer group or index of comparable companies. Such Performance Conditions shall be set and defined by the Committee, and for purposes of defining such Performance Conditions, the Committee may elect to exclude the impact of certain extraordinary or non-recurring items. Unless specifically determined by the Committee at the time a Performance Condition is set, the satisfaction of any Performance Condition shall be determined by eliminating the impact of any change in accounting rules which becomes effective following the time such Performance Condition is set.

"Prior Plan" means the Company's Amended and Restated 2004 Stock Incentive Plan.

"Prior Plan Award" means an equity award granted under the Prior Plan which remainsed outstanding as of the original effective date of this Plan, as set forth in Section 25.

**3. Shares Subject to the Plan.** Subject to adjustment as provided in Section 20, the number of shares of Common Stock which shall be available and reserved for grant of Awards under the Plan shall be ~~20,000,000~~ 22,400,000. The shares of Common Stock issued under the Plan may come from authorized and unissued shares or shares purchased in the open market. No Participant may, in any consecutive three calendar year period, be granted Awards of stock options and stock appreciation rights under Sections 7 and 8 of the Plan, respectively, with respect to more than 3,000,000 shares of Common Stock, subject to adjustment as provided in Section 20.

Shares of Common Stock subject to an Award granted under this Plan or a Prior Plan Award that expires unexercised, that is forfeited, terminated or canceled, that is settled in cash or other forms of property, or otherwise does not result in the issuance of shares of Common Stock, in whole or in part, shall thereafter again be available for grant under the Plan. If the exercise price of any stock option is satisfied by delivering shares of Common Stock to the Company (by tender of such shares or attestation) or by authorizing the Company to retain shares of Common Stock, only the number of shares of Common Stock delivered to the Participant net of shares of Common Stock delivered to the Company (by tender or attestation) or retained by the Company shall be deemed delivered for purposes of

determining the maximum number of shares of Common Stock available for grant under the Plan. To the extent any shares of Common Stock subject to an Award are not delivered to a Participant because such shares are used to satisfy an applicable tax or other withholding obligations, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of Common Stock available for grant under the Plan. Shares of Common Stock purchased by the Company on the open market using Option Proceeds shall also be available for grant under the Plan; provided, however, that the increase in the number of shares of Common Stock available for grant pursuant to such market purchases shall not be greater than the number that could be repurchased at Fair Market Value on the date of exercise of the stock option giving rise to such Option Proceeds.

In addition, the number of shares of Common Stock available for grant under the Plan shall not be reduced by shares subject to Awards granted upon the assumption of or in substitution for awards granted by a business or entity that is merged into or acquired by (or whose assets are acquired by) the Company.

### 4. Administration.

4.1 *Committee Authority*. The Committee shall have full and exclusive power to administer and interpret the Plan, to grant Awards and to adopt such administrative rules, regulations, procedures and guidelines governing the Plan and the Awards as it may deem necessary in its discretion, from time to time. The Committee's authority shall include, but not be limited to, the authority to:

(i)   determine the type and timing of Awards to be granted under the Plan;

(ii)  select Award recipients and determine the extent of their participation;

(iii) establish all other terms, conditions, restrictions and limitations applicable to Awards and the shares of Common Stock issued pursuant to Awards, including, but not limited to, those relating to a Participant's retirement, death, disability, leave of absence or termination of employment; and

(iv)  waive vesting or forfeiture conditions with respect to outstanding Awards.

The Committee's right to make any decision, interpretation or determination under the Plan shall be in its sole and absolute discretion.

4.2 *Administration of the Plan*. The administration of the Plan shall be managed by the Committee. The Committee shall have the power to prescribe and modify, as necessary, the form of Award document, to correct any defect, supply any omission or clarify any inconsistency in the Plan and/or in any Award document and to take such actions and make such administrative determinations that the Committee deems appropriate in its discretion. Any decision of the Committee in the administration and interpretation of the Plan, as described herein, shall be final, binding and conclusive on all parties concerned, including the Company, its shareholders and subsidiaries and all Participants.

4.3 *Delegation of Authority*. To the extent permitted under applicable law, the Committee may at any time delegate to a committee of the Board or one or more officers of the Company some or all of its authority over the administration of the Plan, with respect to persons who are not subject to the reporting requirements of Section 16(a) of the Exchange Act or "covered employees" described in Section 162(m) of the Code.

**5. Eligibility.** The Committee shall determine which Eligible Persons shall be eligible to receive Awards. No Eligible Person shall have at any time the right to receive an Award, or having been selected for an Award, to receive any further Awards.

The Committee may also grant stock options, stock appreciation rights, restricted stock, performance awards or other Awards under the Plan in substitution for, or in connection with the assumption of, existing options, stock appreciation rights, restricted stock, performance awards or other awards granted, awarded or issued by another entity and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a transaction involving a merger, consolidation, plan of exchange, acquisition of property or stock, separation, reorganization or liquidation to which the Company or any subsidiary is a party. The terms and conditions of the substitute Awards may vary from the terms and conditions set forth in the Plan to the extent the Committee at the time of the grant may deem appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted.

**6. Awards.** Awards under the Plan may consist of: non-qualified stock options, ISOs, stock appreciation rights, restricted stock, performance awards and any other stock-based awards, including deferred stock units.

## 7. Stock Options.

7.1 *Types of Options.* Stock options granted under the Plan may be non-qualified stock options, ISOs or any other type of stock option permitted under the Code, as determined by the Committee and evidenced by the document governing the Award.

7.2 *ISOs.* The terms and conditions of any ISO shall be subject to the provisions of Section 422 of the Code and the terms, conditions, limitations and administrative procedures established by the Committee. At the discretion of the Committee, ISOs may be granted to any employee of the Company and its subsidiaries, as such term is defined in Section 424(f) of the Code (each, a "Subsidiary"). No ISO may be granted to any Participant who, at the time of such grant, owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Subsidiary, unless (i) the exercise price for such ISO is at least one-hundred and ten percent (110%) of the Fair Market Value of a share of Common Stock on the date the ISO is granted, and (ii) the date on which such ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted. Any Participant who disposes of shares acquired upon the exercise of an ISO either within two years after the date of grant of such ISO or within one year after the transfer of such shares to the Participant, shall notify the Company of such disposition and of the amount realized upon such disposition. The maximum number of shares of Common Stock available under the Plan for issuance as ISOs shall be the full number of shares reserved for issuance under Section 3 hereof.

All stock options granted under the Plan are intended to be nonqualified stock options, unless the applicable Award document expressly states that the stock option is intended to be an ISO. If a stock option is intended to be an ISO, and if for any reason such stock option (or portion thereof) shall not qualify as an ISO, then, to the extent of such nonqualification, such stock option (or portion thereof) shall be regarded as a nonqualified stock option granted under the Plan; provided that such stock option (or portion thereof) otherwise complies with the Plan's requirements relating to nonqualified stock options.

7.3 *Exercise Price and Period.* The Committee shall establish the exercise price, which price (other than for substitute options pursuant to Section 5 or options intended to meet the requirements described under Section 26 for Eligible Persons outside of the United States) shall be no less than the Fair Market Value of a share of the Common Stock on the date of grant. Each stock option may be exercised in whole or in part on the terms provided in the Award document. The Committee also shall establish the period during which a stock option is exercisable, provided that in no event may a stock option be exercisable for a period of more than ten (10) years from the date of grant.

When a stock option is no longer exercisable, it shall be deemed to have lapsed or expired.

7.4 *Manner of Exercise.* The exercise price of each share as to which a stock option is exercised and, if requested, the amount of any federal, state, local or foreign withholding taxes, shall be paid in full at the time of such exercise. For purposes of this Section 7.4, the exercise date of a stock option shall be the later of the date a notice of exercise is received by the Company and, if applicable, the date payment is received by the Company pursuant to clauses (i), (ii), (iii), (iv) or (v) below. The exercise of any stock option shall be contingent on and subject to such payment of the exercise price and withholding taxes, or the arrangement for the satisfaction of such payments in a manner satisfactory to the Committee. Such payment shall be made in any of the following forms:

(i)   in cash (including check, bank draft or money order),

(ii)  by delivery of shares of Common Stock owned by the Participant (by tender of such shares or by attestation) having a Fair Market Value as of the date of exercise equal to the exercise price for the total number of shares as to which the option is exercised, plus applicable taxes, if requested, subject to (A) the shares so delivered having such characteristics as are required, if necessary, in order to avoid adverse accounting consequences to the Company on account of use of such shares to pay the exercise price and (B) such other guidelines for the tender of Common Stock as the Committee may establish,

(iii) if approved by the Committee in the related Award document or other action by the Committee, authorization of the Company to retain from the total number of shares of Common Stock as to which the option is exercised that number of shares of Common Stock having a Fair Market Value as of the date of exercise equal to the exercise price for the total number of shares as to which the option is exercised, plus applicable taxes, if requested (i.e., a "net settlement" arrangement),

(iv) subject to such rules as may be established by the Committee, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the stock option and to deliver promptly to the Company an amount out of the proceeds of such sale equal to the aggregate exercise price for the Shares being purchased, or

(v) such other consideration as the Committee deems appropriate, or by a combination of cash, shares of Common Stock, retention of shares and such other consideration.

The Committee may, with the consent of the Participant and subject to Section 21, cancel any outstanding stock option in consideration of a cash payment in an amount not greater than the excess, if any, of the aggregate Fair Market Value (on the date of such cancellation) of the shares subject to the stock option over the aggregate exercise price of such stock option; provided, however, that the Participant's consent is not required for such a cancellation pursuant to Section 13 hereof.

7.5 *Automatic Exercise in Certain Circumstances.* Notwithstanding Sections 7.3 and 7.4 of the Plan, to the extent that any portion of a vested and exercisable stock option remains unexercised as of the close of business on the expiration date of the stock option (either the originally scheduled expiration date or such earlier date on which the stock option would otherwise expire pursuant to the applicable Award documents in connection with a termination of employment other than due to gross misconduct or cause) (the "Automatic Exercise Date"), the entire vested and exercisable portion of such stock option will be exercised on the Automatic Exercise Date without any further action by the Participant to whom the stock option was granted (or the person or persons to whom the stock option may have been transferred in accordance with Section 15 of the Plan and any applicable Award documents), but only if (i) the Fair Market Value per share of Common Stock on the Automatic Exercise Date is at least $0.01 greater than the per share exercise price of the stock option, and (ii) no suspension of the automatic option exercise program described under this Section 7.5 is then in effect. The aggregate exercise price for any option exercise under this Section 7.5 and any related withholding taxes will be paid by the Company retaining from the total number of shares of Common Stock as to which the stock option is being exercised a number of shares having an aggregate Fair Market Value as of the Automatic Exercise Date equal to the amount of such aggregate exercise price plus the applicable

withholding taxes. Consistent with Section 26 of the Plan, the Committee shall have the authority to limit or modify the applicability of this provision to Participants who are foreign nationals or employed outside of the United States, or both. Because the responsibility for exercising a stock option rests with the Participant, and because the exercise procedure described in this Section 7.5 is provided only as a convenience to Participants, neither the Committee, the Company nor any of its directors, officers, employees or agents shall incur any liability to any Participant if a stock option expires unexercised because an exercise pursuant to this Section 7.5 fails to occur for any reason.

**8. Stock Appreciation Rights.** An Award of a stock appreciation right shall entitle the Participant, subject to terms and conditions determined by the Committee, to receive upon exercise of the stock appreciation right all or a portion of the excess of the Fair Market Value of a specified number of shares of Common Stock as of the date of exercise of the stock appreciation right over a specified strike price, which price (other than for substitute stock appreciation rights pursuant to Section 5 or stock appreciation rights intended to meet the requirements described under Section 26 for Eligible Persons outside of the United States) shall be no less than the Fair Market Value of a share of the Common Stock on the date of grant of the stock appreciation right or the date of grant of a previously granted related stock option, as determined by the Committee in its discretion. A stock appreciation right may be granted in connection with a previously or contemporaneously granted stock option, or independent of any stock option. If issued in connection with a previously granted related stock option, the Committee shall impose a condition that the exercise of the stock appreciation right cancels the related stock option and exercise of the related stock option cancels the stock appreciation right, and the other terms of the stock appreciation right shall be identical in all respects to the terms of the related stock option except for the medium of payment. Each stock appreciation right may be exercised in whole or in part on the terms provided in the Award document. Stock appreciation rights granted independent of any stock option shall be exercisable for such period as specified by the Committee; provided that, in no event may a stock appreciation right be exercisable for a period of more than ten (10) years. When a stock appreciation right is no longer exercisable, it shall be deemed to have lapsed or terminated. Except as otherwise provided in the applicable agreement, upon exercise of a stock appreciation right, payment to the Participant shall be made in the form of cash, shares of Common Stock or a combination of cash

and shares of Common Stock as promptly as practicable after such exercise. The Award document may provide for a limitation upon the amount or percentage of the total appreciation on which payment (whether in cash and/or shares of Common Stock) may be made in the event of the exercise of a stock appreciation right. The Committee may, with the consent of the Participant and subject to Section 21, cancel any outstanding stock appreciation right in consideration of a cash payment in an amount not in excess of the difference between the aggregate Fair Market Value (on the date of such cancellation) of any shares subject to the stock appreciation right and the aggregate strike price of such Shares; provided, however, that the Participant's consent is not required for such a cancellation in connection with the purchase of such stock appreciation right pursuant to Section 13 hereof. The automatic exercise provisions described under Section 7.5 with respect to stock options shall apply on a similar basis with respect to stock appreciation rights.

**9. Restricted Stock.** Restricted stock may be granted in the form of actual shares of Common Stock, which shall be evidenced by a certificate with an appropriate legend, or in uncertificated direct registration form, registered in the name of the Participant but held by the Company until the end of the restricted period, as determined by the Committee. As a condition to the receipt of an award of restricted stock in the form of actual shares of Common Stock, a Participant may be required to execute any stock powers, escrow agreements or other documents as may be determined by the Committee. Any conditions, limitations, restrictions, vesting and forfeiture provisions shall be established by the Committee in its discretion.

The Committee may, on behalf of the Company, approve the purchase by the Company of any shares subject to an Award of restricted stock, to the extent vested, for an amount equal to the aggregate Fair Market Value of such shares on the date of purchase. Awards of restricted stock may provide the Participant with dividends or dividend equivalents (pursuant to Section 17) and voting rights, if in the form of actual shares, prior to vesting. ~~With respect to Awards of restricted stock intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee shall establish and administer Performance Conditions in the manner described in Section 162(m) and Treasury Regulations promulgated thereunder as an additional condition to the vesting or payment, as applicable, of such Awards.~~

**10. Performance Awards.** Performance awards may be in the form of performance shares valued with reference to a share of Common Stock or performance units valued with reference to an amount of property (including cash) other than shares of Common Stock. Performance awards may also be granted in the form of any other stock-based Award. Performance awards shall entitle a Participant to future payments based upon the attainment of Performance Conditions established in writing by the Committee. Payment shall be made in cash, shares of Common Stock or any combination thereof, as determined by the Committee. The Award document establishing a performance award may establish that a portion of a Participant's Award will be paid for performance that exceeds the minimum target but falls below the maximum target available to the Award. ~~With respect to Awards of restricted stock intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee shall establish and administer Performance Conditions in the manner described in Section 162(m) and Treasury Regulations promulgated thereunder as an additional condition to the vesting or payment, as applicable, of such performance awards.~~ The Award document shall also provide for the timing of payment.

Following the conclusion or acceleration of the period of time designated for attainment of the Performance Conditions, the Committee shall determine the extent to which the Performance Conditions have been attained and shall then cause to be delivered to the Participant (i) a number of shares of Common Stock equal to the number of performance shares or the value of such performance units determined by the Committee to have been earned, and/or (ii) cash equal to the Fair Market Value of such number of performance shares or the value of performance units, as the Committee shall elect or as shall have been stated in the applicable Award document. In no event may performance awards be granted to a single Participant in any calendar year (i) in respect of more than 1,000,000 shares of Common Stock (if the Award is denominated in shares of Common Stock) or (ii) having a maximum payment with a value greater than $15,000,000 (if the Award is denominated in other than shares of Common Stock).

**11. Other Stock-Based Awards.** The Committee may issue unrestricted shares of Common Stock, or other awards denominated in Common Stock (including but not limited to phantom stock and restricted or deferred stock units), to Participants, alone or in tandem with other Awards, in such amounts and subject to such terms and conditions as

the Committee shall from time to time in its sole discretion determine. ~~With respect to such Awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee shall establish and administer Performance Conditions in the manner described in Section 162(m) and Treasury Regulations promulgated thereunder as an additional condition to the vesting and payment of such Awards in accordance with Section 10.~~

**12. Award Documents.** Each Award under the Plan shall be evidenced by an Award document (which may consist of a term sheet or an agreement, and may be provided in electronic form) setting forth the terms and conditions, as determined by the Committee, which shall apply to such Award, in addition to the terms and conditions specified in the Plan. The Committee may, in its discretion, place terms in the Award documents that provide for the acceleration of any time periods relating to the exercise or realization of any Awards so that such Awards may be exercised or realized in full on or before a date fixed by the Committee, in connection with a Change of Control.

**13. Change of Control.** The Committee may, in its discretion, at the time an Award is made hereunder or at any time prior to, coincident with or after the time of a Change of Control:

(i) provide for the purchase or cancellation of such Awards, for an amount of cash, if any, equal to the amount which could have been obtained upon the exercise or realization of such rights had such Awards been currently exercisable or payable;

(ii) make such adjustment to the Awards then outstanding as the Committee deems appropriate to reflect such transaction or change (including the acceleration of vesting); and/or

(iii) cause the Awards then outstanding to be assumed, or new rights substituted therefore, by the surviving corporation in such Change of Control.

The Committee may, in its discretion, include such further provisions and limitations in any Award document as it may deem equitable and in the best interests of the Company.

**14. Withholding.** The Company and its subsidiaries shall have the right to deduct from any payment to be made pursuant to the Plan, or to require prior to the issuance or delivery of any shares of Common Stock or the payment of cash under the Plan, any taxes (whether federal, state, local or foreign) to be withheld therefrom. The Committee

may, in its discretion, permit a Participant to elect to satisfy such withholding obligation by any of the methods pursuant to which the exercise price of a stock option may be paid pursuant to Section 7. Any satisfaction of tax obligations through the withholding of shares may only be up to the statutory minimum tax rate. Any fraction of a share of Common Stock required to satisfy such obligation shall be disregarded and the amount due shall instead be paid in cash to the Participant.

**15. Transferability.** Except as provided in this Section, during the lifetime of a Participant to whom an Award is granted, only that Participant (or that Participant's legal representative in the case of disability) may exercise a stock option or stock appreciation right, or receive payment with respect to restricted stock, a performance award or any other Award. The Committee may permit (on such terms, conditions and limitations as it determines), an Award of restricted stock, stock options, stock appreciation rights, performance shares or performance units or other Awards to be transferred or transferable to family members, charities or estate planning vehicles, in each case, for no consideration and only to the extent permissible by law and, in the case of an ISO, to the extent permissible under Section 422 of the Code. Other than as stated in the preceding sentence, no Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company.

**16. Deferrals and Settlements.** The Committee may require or permit Participants to elect to defer the issuance of shares or the settlement of Awards in cash under such rules and procedures as it may establish under the Plan. It may also provide that deferred settlements include the payment or crediting of interest or dividend equivalents on the deferral amounts. Any such rules or procedures shall comply with the requirements of Code Section 409A, including those with respect to the time when a deferral election may be made, the period of the deferral and the events that would result in the payment of the deferred amount.

**17. Dividends and Dividend Equivalents.** An Award (other than a stock option or stock appreciation right) may, if so determined by the Committee, provide the Participant with the right to receive dividend payments or

dividend equivalent payments with respect to Common Stock subject to the Award (both before and after the Common Stock subject to the Award is earned, vested or acquired), which payments may be either made currently or credited to an account for the Participant, and may be settled in cash or Common Stock, as determined by the Committee; provided, however, that in the case of any performance-based Awards, any associated dividends or dividend equivalent payments will not be paid unless and until the corresponding portion of the underlying Award is earned. Any such settlements, and any such crediting of dividends or dividend equivalents or reinvestment in shares of Common Stock, may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including the reinvestment of such credited amounts in Common Stock equivalents.

**18. No Right to Awards or Employment.** No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continue in the employ of the Company or its subsidiaries. Further, the Company and its subsidiaries expressly reserve the right at any time to dismiss a Participant without any liability, or any claim under the Plan, except as expressly provided herein or in any Award document entered into hereunder.

**19. Rights as a Shareholder.** Unless the Committee determines otherwise, a Participant shall not have any rights as a shareholder with respect to shares of Common Stock covered by an Award until the date the Participant becomes the holder of record with respect to such shares. No adjustment will be made for dividends or other rights for which the record date is prior to such date, except as provided in Section 17.

**20. Adjustment of and Changes in Common Stock.** Except as otherwise provided under Section 13 or as separately addressed pursuant to Section 17, in the event of any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or transaction or exchange of Shares or other corporate exchange, equity restructuring (as defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification 718), or any distribution to shareholders other than regular cash dividends or any transaction similar to the foregoing the Committee shall cause there to be made a substitution or adjustment, as it determines to be equitable in order to prevent a dilution or enlargement of rights relative to other shareholders of Common Stock, to (i) the number and kind of shares of Common Stock or other securities issued or reserved for issuance pursuant to the Plan and to outstanding Awards (including but not limited to the number and kind of shares of Common Stock or other securities to which such Awards are subject, and the exercise or strike price of such Awards) to the extent such other Awards would not otherwise automatically adjust in the equity restructuring, (ii) the maximum number of Shares for which Awards may be granted during a specified period to any Participant, and/or (iii) any other affected terms of such Awards; provided, in each case, that no such adjustment shall be authorized under this Section 20 to the extent that such adjustment would cause an Award to be subject to adverse tax consequences under Section 409A of the Code. In either case, any such substitution or adjustment shall be conclusive and binding for all purposes of the Plan. Unless otherwise determined by the Committee, the number of shares of Common Stock subject to an Award shall always be a whole number. In no event shall an outstanding stock option or stock appreciation right be amended for the sole purpose of decreasing the exercise price or strike price thereof, except in accordance with Section 21 of the Plan.

**21. Amendment; Repricing.** The Board may amend, suspend or terminate the Plan or any portion thereof at any time, provided that (i) no amendment shall be made without shareholder approval if such approval is necessary in order for the Plan to continue to comply with the rules of the New York Stock Exchange, and (ii) no amendment, suspension or termination may materially adversely affect any outstanding Award without the consent of the Participant to whom such Award was made; provided, however, that the Committee may amend the Plan in such manner as it deems necessary to permit the granting of Awards to meet the requirements of the Code or other applicable laws (including, without limitation, to avoid adverse tax or accounting consequences to the Company or to Participants). Except for adjustments pursuant to Section 20, in no event may any stock option or stock appreciation right granted under the Plan be amended to decrease the exercise price or strike price thereof, as the case may be, or be cancelled (i) in exchange for a cash payment exceeding the excess (if any) of the Fair Market Value of shares covered by such stock option or stock appreciation right over the corresponding exercise price or strike price for such Award or (ii) in conjunction with the grant of any new stock option or stock appreciation right or other Award with a lower exercise price or strike price, as the case may be, or otherwise be subject to any action that would be treated under the rules of the New York Stock

Exchange as a "repricing" of such stock option or stock appreciation right, unless such amendment, cancellation or action is approved by the Company's shareholders in accordance with applicable law and rules of the New York Stock Exchange.

**22. Government and Other Regulations.** The obligation of the Company to settle Awards in Common Stock shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell and shall be prohibited from offering to sell or selling any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act of 1933 with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act of 1933 any of the shares of Common Stock to be offered or sold under the Plan. If the shares of Common Stock offered for sale or sold under the Plan are offered or sold pursuant to an exemption from registration under the Securities Act of 1933, the Company may restrict the transfer of such shares and may legend the Common Stock certificates representing such shares in such manner as it deems advisable to ensure the availability of any such exemption.

**23. Relationship to Other Benefits.** No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company or any subsidiary or affiliate of the Company except as otherwise specifically provided in such other plan.

**24. Governing Law.** The Plan shall be construed and its provisions enforced and administered in accordance with the laws of the State of Minnesota applicable to contracts made and performed wholly within such state by residents thereof.

**25. Effective Date.** This Plan (prior to the amendments and restatements thereof) was originally approved by the Board on February 5, 2014, subject to approval by the Company's shareholders, and became effective upon the date of such shareholder approval. Subject to earlier termination pursuant to Section 21, the Plan shall terminate on February 5, 2024. No Award may be granted under the Plan after February 5, 2024, but Awards theretofore granted may extend beyond that date.

**26. Foreign Eligible Persons.** Awards may be granted to Participants who are foreign nationals or employed outside the United States, or both, on such terms and conditions different from those applicable to Awards to Participants employed in the United States as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Eligible Persons on assignments outside their home country.

**27. Compliance with Code Section 409A.**

27.1 *Separation from Service*. If any amount shall be payable with respect to any Award hereunder as a result of a Participant's termination of employment or other service and such amount is subject to the provisions of Code Section 409A, then notwithstanding any other provision of this Plan, a termination of employment or other service will be deemed to have occurred only at such time as the Participant has experienced a "separation from service" as such term is defined for purposes of Code Section 409A.

27.2 *Timing of Payment to a Specified Employee*. If any amount shall be payable with respect to any Award hereunder as a result of a Participant's "separation from service" at such time as the Participant is a "specified employee" and such amount is subject to the provisions of Code Section 409A, then notwithstanding any other provision of this Plan, no payment shall be made, except as permitted under Code Section 409A, prior to the first day of the seventh (7th) calendar month beginning after the Participant's separation from service (or the date of his or her earlier death). The Company may adopt a specified employee policy that will apply to identify the specified employees for all deferred compensation plans subject to Code Section 409A; otherwise, specified employees will be identified using the default standards contained in the regulations under Code Section 409A.

27.3 *General Compliance with Code Section 409A*. Notwithstanding other provisions of the Plan or any Award agreements thereunder, no Award shall be granted, deferred, accelerated, extended, paid out or modified under this Plan in a manner that would result in the imposition

of an additional tax under Code Section 409A upon a Participant. In the event that it is reasonably determined by the Committee that, as a result of Code Section 409A, payments in respect of any Award under the Plan may not be made at the time contemplated by the terms of the Plan or the relevant Award agreement, as the case may be, without causing the Participant holding such Award to be subject to taxation under Code Section 409A, such payments or other benefits shall be deferred, if deferral will make such payment or other benefits compliant under Code Section 409A, or otherwise such payment or other benefits shall be restructured, to the minimum extent necessary, in a manner, reasonably determined by the Committee, that does not cause such an accelerated or additional tax or result in an additional cost to the Company (without any reduction in such payments or benefits ultimately paid or provided to the Participant). The Company shall use commercially reasonable efforts to implement the provisions of this Section 27 in good faith; provided that neither the Company, the Board, the Committee nor any of the Company's employees, directors or representatives shall have any liability to Participants with respect to this Section 27.

**28. Awards Subject to the Plan.** In the event of a conflict between any term or provision contained in the Plan and a term contained in any Award agreement, the applicable terms and provisions of the Plan will govern and prevail.

**29. Fractional Shares.** Notwithstanding other provisions of the Plan or any Award agreements thereunder, the Company shall not be obligated to issue or deliver fractional Shares pursuant to the Plan or any Award and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be cancelled, terminated or otherwise eliminated with, or without, consideration.

**30. Severability.** If any provision of the Plan or any Award is, or becomes or is deemed to be invalid, illegal, unenforceable in any jurisdiction or as to any Participant or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Participant or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

**31. Forfeiture/Clawback.** Any Awards granted under the Plan may be subject to reduction, cancellation, forfeiture or recoupment to the extent required by applicable law or listed company rules or to the extent otherwise provided in an Award agreement at the time of grant.

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